Exhibit 99.1

Management Information Circular Notice of Annual Meeting of Shareholders May 12, 2021 cenovus ENERGY

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF CENOVUS ENERGY INC.

The Annual Meeting of Shareholders (the “Meeting”) of Cenovus Energy Inc. (the “Corporation”, “Cenovus”, “we”, “us”, or “our”) will be held on Wednesday, May 12, 2021 at 1:00 p.m. Calgary time in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/445299876 with password “cenovus2021” (case sensitive) for the following purposes (with reference to the relevant section of the management information circular (the “Circular”) for additional details):

1.	to receive the consolidated financial statements of the Corporation, together with the auditor’s report thereon, for the year ended December 31, 2020 (see Financial Statements);

2.	to appoint the auditor of the Corporation (see Appointment of Auditor);

3.	to elect directors of the Corporation (see Election of Directors);

4.	to consider, and if deemed fit, approve an ordinary resolution amending and reconfirming the Corporation’s shareholder rights plan (see Amendment and Reconfirmation of the Shareholder Rights Plan);

5.

to consider, and if deemed fit, approve a non-binding advisory shareholder resolution on the Corporation’s approach to executive compensation (see Shareholder Advisory Vote on Executive Compensation); and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

You are entitled to receive notice of and vote at the Meeting if you are a holder of common shares of the Corporation (a “shareholder”) at the close of business on March 15, 2021.

Notice and Access We are using the “notice and access” procedures adopted by the Canadian Securities Administrators for the delivery of the Circular. The principal benefit of the notice and access procedure is that it reduces costs and the environmental impact of producing and distributing large quantities of paper documents. Shareholders who have consented to delivery of materials are receiving this Notice of Meeting in an electronic format. For additional information, see Voting and Proxy – Questions & Answers in the Circular. You should access and review all information contained in the Circular before voting.

Virtual Meeting The Meeting will be held in a virtual-only format conducted via live webcast online at https://web.lumiagm.com/445299876 (password “cenovus2021” (case sensitive)). Technology is re-shaping many traditional business practices. We view the use of technology-enhanced shareholder communications as a method to facilitate individual investor participation and consistent with the goals of regulators, stakeholders, and others invested in the corporate governance process. Applying technology to the Meeting by allowing virtual participation is a way to make the Meeting more relevant, accessible and engaging for all involved, by permitting a broader base of shareholders to participate in the Meeting – regardless of their location. The virtual-only format for the Meeting will also help mitigate health and safety risks to the community, shareholders, employees and other stakeholders. At this website, shareholders and duly appointed proxyholders will be able to hear the meeting live, submit questions and vote their Common Shares on all items of business while the Meeting is being held. While shareholders and duly appointed proxyholders will not be able to attend the Meeting in person, regardless of geographic location and ownership, they will have an equal opportunity to participate at the Meeting and vote on the matters to be considered at the Meeting.

Shareholders and duly appointed proxyholders will be able to ask questions immediately before and during the Meeting by typing their question into the viewing screen of the virtual Meeting platform. Additionally, shareholders may submit questions in advance of the Meeting by sending them to the attention of the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5. Questions relating to the business of the Meeting will be addressed during the Meeting. All other questions will be answered following the Meeting. Similar questions may be aggregated by the moderator, and questions and answers will be posted on our website following the Meeting. Non-registered (beneficial) shareholders who do not appoint themselves as their proxyholder in accordance with the instructions in this Circular and provided by their intermediary, will be able to participate as guests at the virtual Meeting but will not be able to vote. Guests will be able to listen to the proceedings of the Meeting but cannot vote. The Circular accompanying this Notice contains important instructions and details on how to participate at the virtual Meeting and vote your common shares by proxy or online during the Meeting. The specific details of the matters proposed to be put before the Meeting are also set forth in the Circular.

Included with this Circular is our Virtual Meeting User Guide. If you have any difficulties accessing the Meeting, please visit our webcast provider’s Frequently Asked Questions page of their website at https://go.lumiglobal.com/faq, which contains their virtual assistant “LumiBot”, or contact them directly at support@lumiglobal.com.

Registered and Non-Registered (Beneficial) Shareholders If you are a registered shareholder, you have a choice of voting by proxy on the internet, by telephone, by mail or by fax using your proxy form to appoint another person to attend the virtual Meeting and act for you, or voting in person (virtually) at the Meeting. If you are a non-registered (beneficial) shareholder, you must vote using your voting instruction form, which

Cenovus Energy Inc.	2021 Management Information Circular

typically allows you to vote by proxy on the internet, by telephone, by mail or by fax and, if you want to vote in person (virtually) at the Meeting, you must appoint yourself as a proxyholder. If you vote by proxy on the internet, by telephone, by mail or by fax in advance of the Meeting, your vote will be counted, whether or not you attend the virtual Meeting. Even if you attend the virtual Meeting, you may find it convenient to vote in advance. Please refer to your proxy form or voting instruction form, as applicable, and to the Voting and Proxy – Questions & Answers section in the Circular for assistance in determining whether you are a registered or non-registered (beneficial) shareholder and for more information on the voting methods available to you.

Completed proxy forms must be received by the transfer agent and registrar of the Corporation, Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting. Completed voting instruction forms must be returned in accordance with the instructions on the form. Registered shareholders who appoint a proxyholder, and beneficial shareholders who appoint themselves or a proxyholder to participate in the virtual Meeting, must also visit https://www.computershare.com/CenovusEnergy to register their or their proxyholder’s name and email address so that, after the proxy deadline of 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting, Computershare can send via email a Username that will be required (with case-sensitive password “cenovus2021”) to log into the Meeting.

Your vote is important. Please read the enclosed materials carefully. If you have questions about any of the information or require assistance in completing your proxy form or voting instruction form, as the case may be, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com. A recording of the Meeting will be available on our website at cenovus.com following the Meeting.

By order of the board of directors of Cenovus Energy Inc.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 15, 2021

Cenovus Energy Inc.	2021 Management Information Circular

INVITATION LETTER

Dear fellow shareholders:

On behalf of Cenovus Energy Inc.’s Board of Directors, management and employees, we invite you to attend our 2021 Annual Meeting of Shareholders (the “Meeting”). The items of business to be considered and acted on at the Meeting are described in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc. and accompanying management information circular.

Following the formal portion of the Meeting, management will review our 2020 financial and operational performance, provide an overview of our priorities for 2021 and virtually open the floor to questions from shareholders.

This will be our third meeting of shareholders held in a virtual only format, which we have found permits a broader base of our shareholders to participate in the Meeting – regardless of their location. The virtual-only format for the Meeting will also help mitigate health and safety risks posed by the COVID-19 pandemic to the community, our shareholders and employees and other stakeholders. Please join us via the live webcast online at https://web.lumiagm.com/445299876 (password “cenovus2021” (case sensitive)).

Your vote is important to us. Your vote will be counted, whether you vote in person (virtually) at the Meeting or vote in advance of the virtual Meeting by proxy on the internet, by telephone, by mail or by fax. Even if you attend the Meeting, you may find it convenient to vote in advance.

We have included a Voting and Proxy – Questions & Answers section in the accompanying management information circular, or you can contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com, for assistance voting or if you have questions relating to the enclosed materials.

While 2020 was a turbulent year for Cenovus and for our industry, it was also a critical milestone for our company. The work done last year to advance our combination with Husky Energy Inc. (“Husky”) has left Cenovus well-positioned to create shareholder value in the years ahead. Today, we are a more diversified, integrated oil and natural gas producer than we were a year ago, with significantly enhanced resilience and financial flexibility to withstand economic volatility as well as improved capacity to generate significant free funds flow.

In connection with Cenovus’s acquisition of Husky pursuant to a plan of arrangement on January 1, 2021, Messrs. Steven Leer and George Lewis and Ms. Susan Dabarno resigned from the Board of Directors. We would like to thank them for the wealth of experience they each brought to the Board of Directors and for their years of dedication and service to Cenovus.

We also welcomed Messrs. Canning Fok, Wayne Shaw and Frank Sixt and Mrs. Eva Kwok as members of the Board of Directors on January 1, 2021. In addition to each of their individual skills and experience, they have perspective and depth of knowledge of the Husky business and assets, having all sat on the Board of Directors of Husky prior to our business combination with Husky.

Our 2020 Annual Report is available on our website at cenovus.com. We encourage you to visit our website throughout the year for updated information and to find out more about our business.

Yours truly,

/s/ Keith A. MacPhail	/s/ Alexander J. Pourbaix
Keith A. MacPhail	Alexander J. Pourbaix
Board Chair	President & Chief Executive Officer

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1	VOTING AND PROXY – QUESTIONS & ANSWERS

6	BUSINESS OF THE MEETING

6	1. FINANCIAL STATEMENTS

6	2. APPOINTMENT OF AUDITOR

6	3. ELECTION OF DIRECTORS

7	4. AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN

9	5. SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

10	INFORMATION ON DIRECTOR NOMINEES

10	DIRECTOR NOMINEES

22	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

23	CORPORATE GOVERNANCE

23	OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

24	DIRECTOR COMPENSATION

24	PHILOSOPHY

24	GOVERNANCE

24	OVERVIEW

28	EXECUTIVE COMPENSATION

28	LETTER TO SHAREHOLDERS

30	COMPENSATION DISCUSSION AND ANALYSIS

31	COMPENSATION GOVERNANCE

31	SUMMARY OF KEY COMPENSATION GOVERNANCE PRACTICES

31	ROLE OF THE BOARD AND HRC COMMITTEE

34	COMPENSATION PHILOSOPHY

37	EXECUTIVE COMPENSATION PROGRAM DESIGN

37	ELEMENTS OF COMPENSATION

43	2020 EXECUTIVE COMPENSATION

43	2020 NAMED EXECUTIVE OFFICERS

43	2020 EXECUTIVE COMPENSATION DECISIONS

47	COMPENSATION TABLES

53	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

53	ADDITIONAL INFORMATION

A-1	SCHEDULE A – SUMMARY OF STOCK OPTION PLAN, HUSKY STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

B-1	SCHEDULE B – CORPORATE GOVERNANCE

C-1	SCHEDULE C – SUSTAINABILITY, ENVIRONMENTAL, SOCIAL & GOVERNANCE HIGHLIGHTS

D-1	SCHEDULE D – SUMMARY OF CENOVUS SHAREHOLDER RIGHTS PLAN

Advisory-1 ADVISORY

Cenovus Energy Inc.	2021 Management Information Circular

VOTING AND PROXY – QUESTIONS & ANSWERS

This management information circular (the “Circular”) dated March 15, 2021 is delivered in connection with the solicitation by or on behalf of management (“Management”) of Cenovus Energy Inc. (“Cenovus”, the “Corporation”, the “Company”, “we”, “us” or “our”) of proxies for use at the annual meeting of shareholders of Cenovus (the “Meeting”) to be held on Wednesday, May 12, 2021 in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/445299876 with password “cenovus2021” (case sensitive) for the purposes indicated in the Notice of Annual Meeting of Shareholders of Cenovus Energy Inc.

The solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone, facsimile or other similar means by directors, employees or agents of Cenovus. We have also retained Kingsdale Advisors to solicit proxies for us in Canada and the United States (“U.S.”) at a fee of approximately $40,000, plus out-of-pocket expenses. The cost of soliciting proxies will be borne by Cenovus. Additionally, Cenovus may utilize the Broadridge QuickVote™ service to assist Non-Registered (Beneficial) Shareholders (as defined herein) with voting their common shares of the Corporation (“Common Shares”) over the telephone.

Your vote is very important to us. If you have any questions about any of the information in this Circular or require assistance in completing your proxy form or your voting instruction form, please contact our proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

Completed proxy forms must be received by our transfer agent and registrar, Computershare Investor Services Inc. (“Computershare”), no later than 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting. Completed voting instructions must be returned in accordance with the instructions on the proxy form.

Unless otherwise stated, the information contained in this Circular is given as at the close of business on March 15, 2021 and dollar amounts are expressed in Canadian dollars. As at March 15, 2021, to the knowledge of the directors and executive officers of Cenovus, no person or company beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying

10 percent or more of the voting rights attached to the Common Shares other than the following:

Name of Holder	Number of Common Shares	Percentage of Securities Owned(1)
Hutchison Whampoa Europe Investments S.à r.l.(2)	316,927,051	15.7
L.F. Investments S.à r.l.(3)	231,194,699	11.5
Capital Research Global Investors	210,364,704	10.4
ConocoPhillips Company	208,000,000	10.3

(1)	Represents the percentage of Cenovus’s issued and outstanding Common Shares.
(2)

Hutchison Whampoa Europe Investments S.à r.l. is 100 percent indirectly owned by CK Hutchison Holdings Limited of which Mr. Li Ka Shing is the Senior Advisor. Mr. Li Ka Shing and trusts of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries hold approximately, directly and indirectly, a 30.15 percent interest in CK Hutchison Holdings Limited.

(3)	L.F. Investments S.à r.l. is indirectly wholly-owned by a trust of which members of Mr. Li Ka Shing’s family are discretionary beneficiaries.

When and where is the Meeting being held? There is no physical location for the Meeting. The Meeting will be held on Wednesday, May 12, 2021 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/445299876 with password “cenovus2021” (case sensitive).

Such format will be conducted to make the Meeting more relevant, accessible and engaging for all involved, by allowing a broader base of shareholders to participate in the Meeting – regardless of their location. The virtual-only format for the Meeting will also help mitigate health and safety risks to the community, shareholders, employees and other stakeholders.

How do I access the virtual Meeting? Registered Shareholders (as defined herein) and duly appointed proxyholders can access and vote at the Meeting as follows:

•	Go to https://web.lumiagm.com/445299876 in a web browser on a smartphone, tablet or computer at least 30 to 60 minutes prior to the start of the Meeting. The latest versions of Google Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Meeting to check compatibility and complete the related procedures.

•	Select “I have a Control Number/Username” and enter your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: “cenovus2021” (case sensitive).

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Guests, including Non-Registered (Beneficial) Shareholders who have not duly appointed themselves as proxyholders, can log in to the Meeting as set out below. Guests can listen to the Meeting but are not able to vote.

Go to https://web.lumiagm.com/445299876 in a web browser on a smartphone, tablet or computer at least 30 to 60 minutes prior to the start of the Meeting. The latest versions of Google Chrome, Safari, Microsoft Edge or Firefox will be needed. Please ensure the browser being used is compatible by logging in early. You should allow ample time to check into the virtual Meeting to check compatibility and complete the related procedures.

•	Select “I am a guest” and then complete the online form.

For information on how a Non-Registered (Beneficial) Shareholder can participate in the Meeting and vote its Common Shares, see the question below “How do I vote if I am a Non-Registered (Beneficial) Shareholder?”

If you have any difficulties accessing the Meeting, visit the Frequently Asked Questions page of the webcast provider’s website at https://go.lumiglobal.com/faq, which also contains the webcast provider’s virtual assistant “LumiBot”, or contact them directly at support@lumiglobal.com.

Am I entitled to vote? You are entitled to vote if you were a holder of Common Shares as of the close of business on March 15, 2021, the record date for the Meeting. Each holder is entitled to one vote for each Common Share held on such date.

A simple majority (50 percent plus one) of votes cast in person (virtually) or by proxy at the Meeting is required to approve each of the matters to be voted on that are described herein, except for the advisory resolution on executive compensation, which is not binding on the Corporation. As of March 15, 2021, there were 2,017,461,576 issued and outstanding Common Shares.

What matters are to be voted on? The appointment of the auditor; the election of directors; amendment and reconfirmation of our shareholder rights plan; and a non-binding advisory resolution on our approach to executive compensation.

What if there are amendments? As of the date of this Circular, Management is not aware of any amendment, variation or other matter that will come before the Meeting. If you attend the Meeting and are eligible to vote, you can vote on any amendment, variation or other matters that properly come before the Meeting in accordance with your wishes. If you are voting by proxy, the persons named in the proxy form will have discretionary authority to vote on any such amendment, variation or other matter that may properly come before the Meeting.

How can I vote? The easiest way to vote is by proxy on the internet, by telephone, by mail or by fax. Only registered shareholders and duly appointed proxyholders can vote at the Meeting in person (virtually). Procedures for each voting method depend on whether you are a registered shareholder of the Corporation (a “Registered Shareholder”) or a non-registered (beneficial) shareholder of the Corporation (a “Non-Registered (Beneficial) Shareholder”).

How do I know if I am a Registered or Non-Registered (Beneficial) Shareholder?

•	Registered Shareholder: You are a Registered Shareholder if your Common Shares are registered in your name and you have a share certificate or a direct registration advice evidencing ownership.

•	Non-Registered (Beneficial) Shareholder: You are a Non-Registered (Beneficial) Shareholder if your broker, investment dealer, bank, trust company, trustee, nominee or other intermediary (each, an “Intermediary”) holds your Common Shares.

•	If you are not sure if you are a Registered Shareholder or Non-Registered (Beneficial) Shareholder, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

How will Meeting materials be delivered? Notice and access is being used to deliver this Circular (and other meeting-related materials, including the Corporation’s audited consolidated financial statements for the fiscal year ended December 31, 2020, together with the auditor’s report therein and related management’s discussion and analysis, collectively, the “Annual Report”), to both Registered Shareholders and Non-Registered (Beneficial) Shareholders. This means that the Circular and Annual Report will be posted online for shareholders to access electronically. You will receive a package in the mail with a notice (the ‘‘Notice’’) outlining the matters to be addressed at the Meeting and explaining how to access and review the Circular and Annual Report electronically, and how to request a paper copy at no charge. You will also receive a form of proxy or a voting instruction form in the mail, so you can vote your Common Shares. All applicable Meeting related materials will be indirectly forwarded to Non-Registered (Beneficial) Shareholders at Cenovus’s expense.

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Notice and access is an environmentally friendly and cost-effective way to distribute the Circular and Annual Report because it reduces printing, paper and postage.

How can I request a paper copy of the Circular and proxy-related materials? Both Registered Shareholders and Non-Registered (Beneficial) Shareholders can request a paper copy of the Circular and Annual Report for up to one year from the date it is filed on SEDAR (sedar.com). If you would like to receive a paper copy of the Circular and/or Annual Report, please follow the instructions provided in the Notice. The Circular and Annual Report will be sent to you at no charge upon request. If you request a paper copy of the Circular and/or Annual Report, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Cenovus will provide paper copies of the Circular and Annual Report to shareholders who have standing instructions to receive, or for whom Cenovus has otherwise received a request to provide, paper copies of materials.

If you have any questions about our use of notice and access, please contact our proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

What is electronic delivery? Electronic delivery is a voluntary e-mail notification sent to shareholders, in place of receiving the Notice by mail, when documents such as this Circular and our annual report and quarterly reports are available on our website. If you wish, you may elect to be notified by e-mail when documentation is posted on our website. Electronic delivery will save paper, reduce our impact on the environment and reduce costs.

What is the deadline for receiving my proxy form or voting instruction form?

•	Registered Shareholders: If you are voting your Common Shares by proxy form, Computershare must receive your completed proxy form no later than 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting.

•	Non-Registered (Beneficial) Shareholders: Your completed voting instruction form must be returned on or before the deadline specified on the form.

•	The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

How do I vote if I am a Registered Shareholder? A Registered Shareholder may vote in one of the following ways:

•	Internet: Go to the website indicated on the proxy form and follow the instructions. You will need your control number which is noted on your proxy form.

•	Telephone: Call 1-866-732-8683 (toll-free in North America) and follow the voice instructions. You will need your control number which is noted on your proxy form. If you vote by telephone, you cannot appoint anyone other than the appointees named on your proxy form as your proxyholder.

•	Mail: Complete, sign and date your proxy form and return it to Computershare in the envelope provided.

•	Fax: Complete, sign and date your proxy form and send it by fax to Computershare at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (outside North America).

•	During the virtual Meeting: You do not need to complete or return your proxy form. You can attend the Meeting by going to https://web.lumiagm.com/445299876 in a web browser on a smartphone, tablet or computer, selecting “I have a Control Number/Username” and entering your 15-digit Control Number (your Control Number is located on your form of proxy) and the password: “cenovus2021” (case sensitive). Follow the instructions to access the Meeting and vote when prompted.

How do I vote if I am a Non-Registered (Beneficial) Shareholder?

•	You will receive a voting instruction form from your Intermediary asking for your voting instructions before the Meeting. Follow these instructions carefully to ensure your Common Shares are voted in accordance with your instructions. Please contact your Intermediary if you did not receive a voting instruction form.

•	Vote by proxy: In most cases, a voting instruction form allows you to vote by proxy by providing your voting instructions on the internet, by telephone, by mail or by fax. If you have the option of providing your voting instructions on the internet or by telephone, go to the website or call the number indicated on your voting instruction form and follow the instructions. You will need your control number which is noted on your voting instruction form.

•

Vote during the virtual Meeting: You can attend and vote at the Meeting by filling in your name in the blank space provided on the voting instruction form and appointing yourself as proxyholder and sending in your completed

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voting instruction form to the address specified on the voting instruction form in advance of the Meeting.

You must also visit https://www.computershare.com/CenovusEnergy to register your name and email address so that after the proxy deadline of 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting, Computershare can send you via email a Username that will be required (with case-sensitive password “cenovus2021”) to log into the Meeting.

You can then attend the Meeting by going to https://web.lumiagm.com/445299876 in a web browser on a smartphone, tablet or computer, selecting “I have a Control Number/Username”, entering the Username that you received in an email from Computershare, password “cenovus2021” (case sensitive), and then follow the instructions to access the Meeting and vote when prompted.

Non-Registered (Beneficial) Shareholders who have not duly appointed themselves as proxy will not be able to vote online at the virtual Meeting. You will be able to join a live webcast of the Meeting by going to https://web.lumiagm.com/445299876, clicking on “I am a guest” and filling in the form.

How does voting by proxy work?

When you sign or electronically submit, as applicable, the proxy form, you authorize appointees, Keith A. MacPhail, Chair of our board of directors, or failing him, Alexander J. Pourbaix, President & Chief Executive Officer, and a member of our board of directors (the “Board” or the “Board of Directors”), to vote your Common Shares for you at the Meeting according to your instructions. See “How will my Common Shares be voted if I vote by proxy?” below for further details.

You have the right to appoint a person other than the directors designated in the enclosed proxy form as proxyholder, by following the steps below:

The following applies to shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or voting instruction form. This includes Non-Registered (Beneficial) Shareholders who wish to appoint themselves as proxyholders to attend, participate in or vote at the Meeting. Make sure the person you appoint is aware that he or she has been appointed as a proxyholder and is planning to attend the Meeting for your vote to count.

Shareholders who wish to appoint as their proxyholders individuals other than those named in the proxy or voting instruction form to attend and participate in the Meeting and vote their securities MUST submit their proxies or voting instruction forms, as applicable, appointing such individuals as proxyholders AND register such proxyholders online, as described below. Registering your proxyholder is an additional step to be completed AFTER you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a Username that is required to vote at the Meeting.

Step 1: Submit your proxy or voting instruction form: To appoint someone other than the individuals named in the proxy or voting instruction form as proxyholder, insert that person’s name in the blank space provided in the proxy or voting instruction form (if permitted) and follow the instructions for submitting such proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your proxy or voting instruction form.

If you are a Non-Registered (Beneficial) Shareholder and wish to vote at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your Intermediary, follow all of the applicable instructions provided by your Intermediary AND register yourself as your proxyholder, as described below in Step 2. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. Please also see further instructions below under the heading “How do I vote if I am a Non-Registered (Beneficial) Shareholder?”

If you are a Non-Registered (Beneficial) Shareholder located in the United States and wish to vote at the Meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How do I vote if I am a Non-Registered (Beneficial) Shareholder?”, you must obtain a valid legal proxy from your Intermediary. Follow the instructions from your Intermediary included with the legal proxy form sent to you or contact your Intermediary to request a legal proxy form if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare. Requests for registration from Non-Registered (Beneficial) Shareholders located in the United States that wish to vote at the

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- VOTING AND PROXY – QUESTIONS & ANSWERS -

Meeting or, if permitted, appoint third parties as their proxyholders must be sent by e-mail or by courier to: uslegalproxy@computershare.com (if by e-mail); or Computershare Investor Services, Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than 1:00 p.m. Calgary time on May 10, 2021 (or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of any adjourned or postponed meeting).

Step 2: Register your proxyholder: To register a third-party proxyholder, you must visit https://www.computershare.com/CenovusEnergy by no later than 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting, and provide Computershare with the required proxyholder contact information so that Computershare may provide the proxyholder with a Username via email. Without a Username, proxyholders will not be able to vote at the Meeting but will be able to participate as guests.

If you need help completing your proxy form, please contact our strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

How will my Common Shares be voted if I vote by proxy? You can:

•	Choose to vote “For” or “Withhold” your vote from the election of each of the persons nominated for election as directors and the appointment of PricewaterhouseCoopers LLP as auditor.

•	Choose to vote “For” or “Against” the amendment and reconfirmation of our shareholder rights plan and the non-binding advisory resolution on our approach to executive compensation.

Your Common Shares will be voted or withheld from voting in accordance with your instructions; however, if you return your proxy form but do not indicate how you want to vote your Common Shares, and do not appoint a person other than the directors on the proxy form, your vote will be cast FOR the election of each person nominated for election as director, FOR the appointment of PricewaterhouseCoopers LLP as auditor, FOR the amendment and reconfirmation of our shareholder rights plan and FOR our approach to executive compensation.

If you appoint a person other than the directors as proxyholder and you do not specify how you want your Common Shares voted, your proxyholder will vote your Common Shares as he or she sees fit for each item of business at the Meeting.

Can I change or revoke my vote?

Registered Shareholders can change a previously made proxy vote:

•	By completing a proxy form that is dated later than a previously submitted proxy, provided the new proxy form is received by Computershare no later than 1:00 p.m. Calgary time on May 10, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the adjourned or postponed meeting; or

•	By accessing the Meeting by following the instructions under the heading “How do I access the virtual Meeting” above and voting their Common Shares during the designated time.

Registered Shareholders can revoke a previously made proxy vote:

•	By sending a notice of revocation in writing to the attention of our Corporate Secretary at Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5, so that it is received by the close of business Calgary time on May 11, 2021 or, in the case of any adjournment or postponement of the Meeting, on the business day immediately preceding the adjourned or postponed meeting; or

•	By giving a notice of revocation in writing to the Chair of the Meeting on the day of, but prior to the commencement of, the Meeting or any adjournment or postponement of the Meeting; or

•	In any other manner permitted by law.

Non-Registered (Beneficial) Shareholders can change or revoke a vote by notifying their Intermediary in accordance with their Intermediary’s instructions.

Cenovus Energy Inc.	5	2021 Management Information Circular

BUSINESS OF THE MEETING

1. FINANCIAL STATEMENTS

The consolidated financial statements of Cenovus for the year ended December 31, 2020 and the auditor’s report thereon are included in our 2020 Annual Report, which is available on our website at cenovus.com.

2. APPOINTMENT OF AUDITOR

The Board of Directors of Cenovus unanimously recommends that PricewaterhouseCoopers LLP, Chartered Professional Accountants, Calgary, Alberta, be appointed auditor of Cenovus to hold office until the close of the next annual meeting of shareholders. PricewaterhouseCoopers LLP was first appointed as our auditor on November 30, 2009. The following table provides information about the fees billed to Cenovus for professional services rendered by PricewaterhouseCoopers LLP in the years ended December 31, 2020 and 2019:

($ thousands)	2020	2019
Audit Fees	2,598	2,938
Audit-Related Fees	382	226
Tax Fees	128	2
All Other Fees	46	284
Total	3,154	3,450

Audit Fees consist of the aggregate fees billed for the audit of the Corporation’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as Audit Fees. The services provided in this category include audit-related services in relation to Cenovus’s prospectuses, systems development, controls testing and participation fees levied by the Canadian Public Accountability Board. Fees related to the acquisition or divestiture of assets are also included in Audit-Related Fees.

Tax Fees consist of the aggregate fees billed for tax compliance, tax advice and tax planning.

All Other Fees relate to fees billed for the review of Extractive Sector Transparency Measures Act filings, advisory services around Enterprise Resource Planning and the Corporation’s Innovation Process.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as auditor of Cenovus.

For information on governance procedures related to our auditor, including audit partner rotation, see Schedule B – Corporate Governance – Audit Committee to this Circular.

3. ELECTION OF DIRECTORS

Cenovus’s articles provide that there must be at least three and no greater than 17 directors. There are currently 12 directors.

In accordance with our by-laws, the Board has determined that 12 directors will be elected at the Meeting. Shareholders will be asked at the Meeting to elect, individually, as directors each of the nominees listed below.

1.	Keith M. Casey	7.	Richard J. Marcogliese
2.	Canning K.N. Fok	8.	Claude Mongeau
3.	Jane E. Kinney	9.	Alexander J. Pourbaix
4.	Harold N. Kvisle	10.	Wayne E. Shaw
5.	Eva L. Kwok	11.	Frank J. Sixt
6.	Keith A. MacPhail	12.	Rhonda I. Zygocki

Eight of the proposed nominees were duly elected as directors at the annual meeting of shareholders held on April 29, 2020. Three of the proposed nominees were appointed to replace former directors who resigned in connection with Cenovus’s acquisition of Husky Energy Inc. (“Husky”) pursuant to a plan of arrangement on January 1, 2021; and one additional director was appointed in connection with the Husky transaction. Each director elected at the Meeting will hold office until the close of the next annual meeting of the shareholders of the Corporation or until such office is earlier vacated.

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the election of each nominee named below under Information on Director Nominees – Director Nominees.

Majority Voting Policy

Our Policy on Directors’ Voting Procedures (“Majority Voting Policy”) provides that in an uncontested election of directors, if any nominee does not receive a greater number of votes “For” than votes “Withheld” from his or her election, the nominee shall be considered not to have received the support of the shareholders, even though duly elected. If such a nominee is an existing member of the Board standing for re-election, the Majority Voting Policy requires such a director to immediately tender his or her resignation to the Board, to take effect upon acceptance by the Board. The Nominating and Corporate Governance Committee (the “NCG Committee”) will expeditiously consider the resignation and make a recommendation to the Board on how to proceed. The Board, in the absence

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- BUSINESS OF THE MEETING -

of exceptional circumstances, will accept the resignation consistent with an orderly transition. The director will not participate in any Board or Board committee deliberations on the resignation offer. The Board will make its decision to accept or reject the resignation within 90 days after the date of the relevant shareholder meeting. Cenovus will promptly issue a news release regarding the Board’s decision. If the Board determines not to accept a resignation, the news release will state the reasons for that decision. The Board may fill the vacancy in accordance with the by-laws of Cenovus and applicable corporate law. Shareholders should note that, because of the Majority Voting Policy, a “Withhold” vote is effectively the same as a vote against a director nominee in an uncontested election. The Majority Voting Policy is available on our website at cenovus.com.

This policy does not apply if there is a proxy contest over the election of directors.

4.	AMENDMENT AND RECONFIRMATION OF THE SHAREHOLDER RIGHTS PLAN

Background

In connection with a plan of arrangement, effective November 30, 2009, and completed under Section 192 of the Canada Business Corporations Act involving Encana Corporation (‘‘Encana’’) and Cenovus, a shareholder rights plan for Cenovus (the “Cenovus Shareholder Rights Plan”) was adopted as of October 20, 2009 and subsequently amended and restated as of November 30, 2009, April 25, 2018 and January 1, 2021. In 2012, Cenovus shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years. In 2015, Cenovus shareholders reconfirmed the Cenovus Shareholder Rights Plan for an additional three years. In 2018, Cenovus shareholders approved various amendments, a restatement and a continuation of the Cenovus Shareholder Rights Plan for an additional three years. On January 1, 2021, Cenovus acquired Husky pursuant to a plan of arrangement under section 193 of the Business Corporations Act (Alberta) involving Husky, the Husky shareholders and optionholders, and Cenovus (the “Arrangement”), pursuant to which (among other things) Cenovus acquired all of the issued and outstanding common shares of Husky in consideration for Common Shares and warrants to purchase Common Shares issuable pursuant to the Arrangement (“Arrangement Warrants”). At the special meeting of Cenovus shareholders held on December 15, 2020 to consider the Arrangement, the Cenovus shareholders approved an ordinary resolution authorizing and approving, among other things, certain consequential amendments to the Cenovus Shareholder Rights Plan to ensure that an acquisition of Common Shares, or of rights to acquire Common Shares, pursuant to the Arrangement or dealings in share purchase rights issued in connection therewith did not inadvertently cause a trigger (“flip-in”) event under the Cenovus Shareholder Rights Plan, following which the share purchase rights outstanding thereunder might otherwise separate from the Common Shares and become exercisable.

Shareholders will be asked at the Meeting to consider and, if deemed appropriate, approve an ordinary resolution, the text of which is set forth below (the “2021 Cenovus Shareholder Rights Plan Resolution”), to amend and reconfirm the Cenovus Shareholder Rights Plan. For the Cenovus Shareholder Rights Plan to continue in effect after the Meeting, it must be reconfirmed by a simple majority of votes cast by the Independent Shareholders at the Meeting. “Independent Shareholders” is defined in the Cenovus Shareholder Rights Plan, in effect, as all holders of Common Shares, excluding any Acquiring Person (as defined in the Cenovus Shareholder Rights Plan), any person that is making or has announced a current intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of Cenovus unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted. As of March 15, 2021, Cenovus is not aware of any shareholders that would be excluded from the vote on the basis that such holder is not an Independent Shareholder. If the 2021 Cenovus Shareholder Rights Plan Resolution is not approved, the Cenovus Shareholder Rights Plan will terminate on May 12, 2021.

Purpose of the Cenovus Shareholder Rights Plan

The primary objectives of the Cenovus Shareholder Rights Plan are to provide every shareholder an equal opportunity to participate in a take-over bid made for Cenovus and to provide sufficient time to explore and develop all options to maximize shareholder value if such a bid is made. The Cenovus Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Cenovus Shareholder Rights Plan), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

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- BUSINESS OF THE MEETING -

Proposed Amendments to the Cenovus Shareholder Rights Plan

Cenovus is proposing certain technical and administrative amendments to the Cenovus Shareholder Rights Plan. The changes to the Cenovus Shareholder Rights Plan (the “2021 Cenovus Shareholder Rights Plan”) include:

•	amending the definition of Exempt Acquisition (as set out in Schedule D to this Circular) to: (i) clarify that certain transactions, statutory or otherwise, that are approved by the shareholders and the Board qualify as Exempt Acquisitions; and (ii) provide that distributions of Voting Shares (within the meaning of the 2021 Cenovus Shareholder Rights Plan), or securities convertible into or exchangeable for Voting Shares, by way of a private placement by the Corporation, a securities exchange take-over bid circular or upon the exercise by an individual employee of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend reinvestment plan or any employee benefit, stock option or similar plan qualify as Exempt Acquisitions provided that all necessary stock exchange approvals are obtained in connection with such distribution and the person acquiring such securities does not become the beneficial owner (within the meaning of the 2021 Cenovus Shareholder Rights Plan) of more than 25 percent of the Common Shares outstanding immediately prior to the distribution; and

•	certain additional non-substantive, technical and administrative amendments, including to delete references to “the Arrangement” in the definitions of “Exempt Acquisition”, “Separation Time” and “Take-Over Bid” in the 2021 Cenovus Shareholder Rights Plan since the Arrangement was completed on January 1, 2021.

Cenovus is not proposing the foregoing amendments in response to or in anticipation of any acquisition or take-over bid that is known to Management of Cenovus. The 2021 Cenovus Shareholder Rights Plan is not intended to prevent a take-over of Cenovus, to secure continuance of current management or the directors in office, or to deter fair offers for the Common Shares. The 2021 Cenovus Shareholder Rights Plan may, however, increase the price paid by a potential offeror to obtain control of Cenovus and may discourage certain transactions.

The 2021 Cenovus Shareholder Rights Plan does not affect in any way Cenovus’s financial condition. The initial issuance of the rights will not dilute the Common Shares and will not affect reported earnings or cash flow per share until the rights separate from the underlying Common Shares and become exercisable. The 2021 Cenovus Shareholder

Rights Plan will not lessen or affect the duty of the Board to give due and proper consideration to any offer that is made and to act honestly, in good faith, and in the best interests of Cenovus and its shareholders.

A summary of the principal terms of the 2021 Cenovus Shareholder Rights Plan is set out in Schedule D.

The Board of Directors unanimously recommends that shareholders vote in favour of the 2021 Cenovus Shareholder Rights Plan Resolution. The text of the 2021 Cenovus Shareholder Rights Plan Resolution, subject to such amendments, variations or additions as may be approved at the meeting, is set forth below:

Proposed Resolution

“RESOLVED AS AN ORDINARY RESOLUTION OF THE HOLDERS OF COMMON SHARES THAT:

1.

The Amended and Restated Shareholder Rights Plan Agreement (the “2021 Cenovus Shareholder Rights Plan”) dated as of May 12, 2021 between Cenovus Energy Inc. (the “Corporation”) and Computershare Investor Services Inc. as Rights Agent, and as described in the Corporation’s Management Information Circular dated March 15, 2021 and delivered in advance of the 2021 annual meeting of shareholders, is confirmed and approved.

2.

The making on or prior to May 12, 2021 of any revisions to the 2021 Cenovus Shareholder Rights Plan as may be required by the Toronto Stock Exchange or by professional commentators on shareholder rights plans in order to give effect to the foregoing revisions or to conform the 2021 Cenovus Shareholder Rights Plan to versions of shareholder rights plans then prevalent for public reporting issuers in Canada, as may be approved by any two of the Chair of the Board, the Chief Executive Officer, the Executive Vice-President & Chief Financial Officer, the Executive Vice-President & Chief Operating Officer, any Executive Vice-President or a director, is hereby approved.

3.	The 2021 Cenovus Shareholder Rights Plan, as amended and restated in accordance with paragraphs 1 and 2 above, be and it is hereby reconfirmed and approved.

4.

Any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements, corollary agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and

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things (herein “Acts”) as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.”

Unless instructed otherwise, the persons named in the accompanying proxy form intend to vote FOR the 2021 Cenovus Shareholder Rights Plan Resolution.

5.	SHAREHOLDER ADVISORY VOTE ON EXECUTIVE COMPENSATION

Background

The Board believes that shareholders should have the opportunity to receive information to assist them in understanding the objectives, philosophy and principles used in the Corporation’s approach to executive compensation. In 2010, the Board adopted a Shareholder Advisory Vote on Executive Compensation Policy (the “Say on Pay Policy”), a copy of which is available on our website at cenovus.com.

The Say on Pay Policy requires an annual, non-binding advisory vote on the Corporation’s approach to executive compensation, commonly referred to as a “say on pay” advisory vote. The purpose of this advisory vote is for the Board to be accountable for its compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans and on the plans themselves. In 2020, 96.26 percent of the votes were cast in favour of the Corporation’s approach to executive compensation.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Cenovus’s approach to executive compensation as set forth in the Compensation Discussion and Analysis section of this Circular. Shareholders are encouraged to carefully review the information set forth in that section before voting on this matter. The Compensation Discussion and Analysis section discusses our compensation philosophy, the objectives of the different elements of our compensation programs and the way the Board assesses performance and makes decisions regarding compensation matters. It explains how our compensation programs are centered on a pay for performance culture and are aligned with the long-term development strategy of our business in the interest of our shareholders.

As this is an advisory vote, the results will not be binding upon the Board, however, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. The Corporation will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

If the advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its shareholders (particularly those who are known to have voted against the advisory resolution) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. Results from the Board’s review, if necessary, will be discussed in the management information circular for the annual meeting of shareholders of Cenovus to be held in 2022. Shareholders may contact the Board to discuss their specific concerns in accordance with the Board Shareholder Communication & Engagement Policy (see Corporate Governance – Our Commitment to Shareholder Engagement for additional information).

Advisory Resolution

The text of the advisory resolution, subject to such amendments, variations or additions as may be approved at the Meeting, is set forth below:

“RESOLVED THAT, ON AN ADVISORY BASIS AND NOT TO DIMINISH THE ROLE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS of Cenovus Energy Inc. (the “Corporation”), the shareholders accept the Corporation’s approach to executive compensation as disclosed in the Compensation Discussion and Analysis section in the Corporation’s Management Information Circular dated March 15, 2021 and delivered in advance of the 2021 Annual Meeting of Shareholders.”

Unless instructed otherwise, the persons designated in the accompanying proxy form intend to vote FOR the advisory resolution.

Cenovus Energy Inc.	9	2021 Management Information Circular

INFORMATION ON DIRECTOR NOMINEES

DIRECTOR NOMINEES

Keith M. Casey

Director since April 2020 Independent Age: 54 San Antonio, Texas U.S. Share Ownership: Common Shares(1): 0 DSUs(2): 35,094 Meets Requirement: Yes Share Ownership Multiple: 2.8x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Refining

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Casey is Chief Executive Officer of Tatanka Midstream LLC, a private midstream company. Mr. Casey spent five years with Andeavor Corporation (“Andeavor”), formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company. Mr. Casey was Executive Vice-President Commercial and Value Chain of Andeavor, from August 2016 to October 2018, and was responsible for overseeing the integrated commercial value chain focused on maximizing Andeavor’s asset base through its midstream, infrastructure and refining assets. Prior to that, Mr. Casey was Executive Vice-President, Operations of Andeavor from May 2014 to August 2016, and Senior Vice-President, Strategy and Business Development of Andeavor from April 2013 to May 2014.

Prior to joining Andeavor, Mr. Casey was Vice-President with BP Products North America Inc., from 2006 to 2013. Mr. Casey has worked in the refining industry since 1998 and prior to that, he held leadership and operational roles with Praxair Incorporated and Union Carbide Corp.

Mr. Casey served as a director of Andeavor Logistics LP, formerly Tesoro Logistics LP, a publicly traded midstream service company, from April 2014 to April 2015 and has served as a director of a number of private midstream companies.

Mr. Casey holds a Bachelor of Science degree in Metallurgical and Materials Engineering from California Polytechnic State University, San Luis Obispo.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	9 of 9(3)	100%
Human Resources and Compensation Committee	5 of 5(3)	100%
Safety, Environment, Responsibility and Reserves Committee	3 of 3(3)	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	993,821,303	99.87
Votes Withheld:	1,270,542	0.13

Other Public Company Board / Committee Memberships	Stock Exchange
None

Cenovus Energy Inc.	10	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Canning K.N. Fok

Director since January 2021

Non-Independent(4)

Age: 69

Hong Kong, Special Administrative Region

Share Ownership:

Common Shares(1): 200,334

DSUs(2): 15,578

Meets Requirement: Yes

Share Ownership Multiple: N/A(5)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operational & Resource Development

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Fok is an Executive Director and Group Co-Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company. Mr. Fok is also Chairman and a Director of Hutchison Telecommunications Hong Kong Holdings Limited, a publicly traded telecommunications services operator; Hutchison Telecommunications (Australia) Limited, a publicly traded telecommunications service provider; Hutchison Port Holdings Management Pte. Limited as the trustee-manager of Hutchison Port Holdings Trust, manager of a publicly traded container port business trust; Power Assets Holdings Limited, a publicly traded global energy investor; HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and HK Electric Investments Limited, a publicly traded power industry focused trust. Mr. Fok is also Deputy Chairman and an Executive Director of CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company, and a Non-executive Director of TPG Telecom Limited, a publicly traded telecommunications service provider company. Mr. Fok was Co-Chair of the Board of Husky, a former listed international integrated energy company that was acquired by the Corporation on January 1, 2021 from August 2000 to December 31, 2020 and is currently a Director of Husky. Mr. Fok was also Group Managing Director of Hutchison Whampoa Limited, a former publicly traded investment holdings company, from August 1993 to June 2015.

Mr. Fok holds a Bachelor of Arts degree from St. John’s University, Minnesota and a diploma in Financial Management from the University of New England, Australia. He is a member and fellow of the Chartered Accountants Australia and New Zealand.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	N/A(6)	N/A

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	N/A(7)	N/A
Votes Withheld:	N/A(7)	N/A

See Notes to “Information on Director Nominees” on page 22.

Other Public Company Board / Committee Memberships	Stock Exchange
CK Hutchison Holdings Limited	SEHK
CK Infrastructure Holdings Limited	SEHK
HK Electric Investments Limited (Chair) Remuneration Committee	SEHK
Hutchison Port Holdings Management Pte. Limited as trustee manager of Hutchison Port Holdings Trust (Chair)	SGX
Hutchison Telecommunications (Australia) Limited (Chair) Governance, Nomination & Compensation Committee (Chair)	ASX
Hutchison Telecommunications Hong Kong Holdings Limited (Chair) Nomination Committee Remuneration Committee	SEHK
Power Assets Holdings Limited Remuneration Committee	SEHK
TPG Telecom Limited	ASX

Cenovus Energy Inc.	11	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Jane E. Kinney

Director since April 2019 Independent Age: 63 Toronto, Ontario, Canada Share Ownership: Common Shares(1): 4,200 DSUs(2): 54,258 Meets Requirement: Yes Share Ownership Multiple: 3.2x

Skills and Experience:

•   Strategic Planning & Execution

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

Ms. Kinney is a director of Intact Financial Corporation, a publicly traded insurance company, and a director of Nautilus Indemnity (Europe) DAC, a private insurance company. She is a seasoned business leader with over 30 years of experience in providing advisory services to global financial institutions and has extensive experience in enterprise risk management, regulatory compliance, cyber and IT risk management, digital transformation and stakeholder relations. Ms. Kinney spent 25 years with Deloitte LLP Canada (“Deloitte”) and was admitted to the Partnership in 1997. She was appointed Vice Chair, Leadership Team Member of Deloitte in June 2010 and served in this role until her retirement in June 2019. Previous positions with Deloitte include Canadian Managing Partner, Quality & Risk from May 2010 to June 2015, Global Chief Risk Officer from June 2010 to May 2012, and Risk and Regulatory Practice Leader from June 1999 to May 2010. She has also served as a lecturer at the University of Manitoba, Dalhousie University and Saint Mary’s University.

She is a member of the Perimeter Institute for Theoretical Physics, and Chair of the Patron’s Council of the Alzheimer Society of Toronto. Ms. Kinney is former Board Chair of Toronto Finance International and a former member of the board of directors of the Women’s College Hospital Foundation.

Ms. Kinney is a leader of her profession and has been recognized as a Fellow of the Chartered Professional Accountants of Ontario. Ms. Kinney holds a Mathematics degree from the University of Waterloo. In 2013 she was awarded the Math Alumni Achievement Medal from the University of Waterloo and in 2014 was recognized as one of Canada’s Most Powerful Women by the Women’s Executive Network.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	13 of 13	100%
Audit Committee	5 of 5	100%
Safety, Environment, Responsibility and Reserves Committee	5 of 5	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	993,738,644	99.86
Votes Withheld:	1,353,495	0.14

Other Public Company Board / Committee Memberships	Stock Exchange
Intact Financial Corporation Audit Committee (Chair) Risk Management Committee	TSX

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- INFORMATION ON DIRECTOR NOMINEES -

Harold (Hal) N. Kvisle

Director since April 2018 Independent Age: 68 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 132,000 DSUs(2): 75,601 Meets Requirement: Yes Share Ownership Multiple: 11.6x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Refining

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Kvisle is a director and Chairman of ARC Resources Ltd., a publicly traded oil and gas company; and a director and Board Chair of Finning International Inc., a publicly traded heavy equipment company. Mr. Kvisle served as a director of Cona Resources Ltd. (“Cona”), a publicly traded heavy oil company, from November 2011 to May 2018 when Cona was acquired by Waterous Energy Fund (May 22, 2018); and as President and Chief Executive Officer of Talisman Energy Inc. (“Talisman”), a publicly traded oil and gas company, from September 2012 to May 2015 and as a director of Talisman from May 2010 to May 2015. From 2001 to 2010, Mr. Kvisle was President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation (“TC Energy”), a publicly traded pipeline and power company. Prior to joining TC Energy in 1999, he was the President of Fletcher Challenge Energy Canada Inc. Previously, he held engineering, finance and management positions with Dome Petroleum Limited. Mr. Kvisle has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999.

Mr. Kvisle is the founding Chair of the Business Council of Alberta, the former Chair of the Interstate Natural Gas Association of America, the former Chair of the Mount Royal College Board of Governors and the former Chair of the Nature Conservancy of Canada.

Mr. Kvisle holds a Bachelor of Science in Engineering degree from the University of Alberta, a Master’s in Business Administration degree from the University of Calgary, an Honorary Bachelor of Arts degree from Mount Royal University and an Honorary Doctor of Laws degree from the University of Calgary.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	13 of 13	100%
Audit Committee	5 of 5	100%
Nominating and Corporate Governance Committee	5 of 5	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	983,666,932	98.85
Votes Withheld:	11,424,913	1.15

Other Public Company Board / Committee Memberships	Stock Exchange
ARC Resources Ltd. (Chair)	TSX
Finning International Inc. (Chair)	TSX

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- INFORMATION ON DIRECTOR NOMINEES -

Eva L. Kwok

Director since January 2021 Independent Age: 78 Vancouver, British Columbia Share Ownership: Common Shares(1): 8,012 DSUs(2): 15,578 Meets Requirement: Yes Share Ownership Multiple: N/A(5)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

Mrs. Kwok is Chairman, a Director and Chief Executive Officer of Amara Holdings Inc., a private investment holding company. Mrs. Kwok is also a Director of CK Life Sciences Int’l., (Holdings) Inc., a publicly traded nutraceutical, pharmaceutical and agriculture-related company; and CK Infrastructure Holdings Limited, a publicly traded global infrastructure investment and development company. Mrs. Kwok has been a Director of Husky, an international integrated energy company, since August 2000.

Mrs. Kwok is also a Director of the Li Ka Shing (Canada) Foundation. Mrs. Kwok holds a Master’s degree in Science from the University of London and received an Honorary Doctor of Laws degree from Royal Roads University, British Columbia.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	N/A(6)	N/A
Human Resources and Compensation Committee	N/A(6)	N/A
Nominating and Corporate Governance Committee	N/A(6)	N/A

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number		Percentage
Votes For:	N/A	(7)	N/A
Votes Withheld:	N/A	(7)	N/A

Other Public Company Board / Committee Memberships	Stock Exchange
CK Infrastructure Holdings Limited Nomination Committee (Chair)	SEHK
CK Life Sciences Int’l (Holdings) Limited Remuneration Committee (Chair)	SEHK

Cenovus Energy Inc.	14	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Keith A. MacPhail

Director since April 2018 Independent Age: 64 Calgary, Alberta, Canada Share Ownership: Common Shares(1): 526,000 DSUs(2): 87,728 Meets Requirement: Yes Share Ownership Multiple: 25.9x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Marketing & Transportation

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. MacPhail is a director of NuVista Energy Ltd. (“NuVista”), a publicly traded oil and gas company. Mr. MacPhail served as Chairman of NuVista from July 2003 to May 2020. He also served as a director of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd. (“Bonavista”) from November 1997 to August 2020; Chairman from March 2012 to August 2020; Executive Chairman from 2012 to 2018; Chairman and Chief Executive Officer from 2008 to 2012; and as President and Chief Executive Officer from 1997 to 2008. Prior to joining Bonavista in 1997, Mr. MacPhail held progressively more responsible positions with Canadian Natural Resources Limited, with his final position being Executive Vice President and Chief Operating Officer. Previously, he held the position of Production Manager with Poco Petroleums Ltd.

Mr. MacPhail holds a Bachelor of Science (Honours) degree in Petroleum Engineering from the Montana College of Mineral Science and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. MacPhail was appointed as a Member of the Order of Canada on June 27, 2019.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	12 of 13(8)	92%
Human Resources and Compensation Committee	2 of 2(9)	100%
Safety, Environment, Responsibility and Reserves Committee	2 of 2(9)	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	985,226,671	99.01
Votes Withheld:	9,865,174	0.99

Other Public Company Board / Committee Memberships	Stock Exchange
NuVista Energy Ltd. Reserves Committee Compensation & Governance Committee	TSX

Cenovus Energy Inc.	15	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Richard J. Marcogliese

Director since April 2016 Independent Age: 68 Alamo, California, U.S. Share Ownership: Common Shares(1): 60,000 DSUs(2): 109,759 Meets Requirement: Yes Share Ownership Multiple: 9.2x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Refining

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Marcogliese is the Principal of iRefine, LLC, a privately owned petroleum refining consulting company and a director of Delek US Holdings, Inc., a publicly traded downstream energy company. Mr. Marcogliese served as Executive Advisor of Pilko & Associates L.P., a private chemical and energy advisory company from June 2011 to December 2019; Operations Advisor to NTR Partners III LLC, a private investment company from October 2013 to December 2017; and from September 2012 to January 2016, as Operations Advisor to the Chief Executive Officer of Philadelphia Energy Solutions, a partnership between The Carlyle Group and a subsidiary of Energy Transfer Partners, L.P. that operated an oil refining complex on the U.S. Eastern seaboard. His more than 40-year career in the U.S. refining industry also includes over 25 years with Exxon Mobil Corporation (“Exxon”). In 2000, he joined Valero Energy Corporation (“Valero”), a publicly traded international manufacturer and marketer of transportation fuels, petrochemical products and power, as a result of an acquisition from Exxon, at which point he led an organizational transition from a major integrated oil company business model to Valero’s independent refiner business model. Mr. Marcogliese held increasingly senior positions with Valero including Senior Vice President of Strategic Planning in 2001, Senior Vice President of Refining Operations from October 2001 to November 2005 and Executive Vice President, Operations of Valero from December 2005 to October 2007. He served as Executive Vice President and Chief Operating Officer of Valero from October 2007 to December 2010 during which time he was responsible for the operation of Valero’s North American refinery system which processed three million barrels of oil per day.

Mr. Marcogliese is a past Chairman of the Western States Petroleum Association and holds a Bachelor of Engineering degree in Chemical Engineering from the New York University School of Engineering and Science.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	13 of 13	100%
Human Resources and Compensation Committee	7 of 7	100%
Safety, Environment, Responsibility and Reserves Committee (Chair)(10)	5 of 5	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	993,106,818	99.80
Votes Withheld:	1,985,178	0.20

Other Public Company Board / Committee Memberships	Stock Exchange
Delek US Holdings, Inc. Audit Committee Compensation Committee Environmental, Health and Safety Committee (Chair)	NYSE

Cenovus Energy Inc.	16	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Claude Mongeau

Director since December 2016 Independent Age: 59 Montreal, Quebec, Canada Share Ownership: Common Shares(1): 261,495 DSUs(2): 109,967 Meets Requirement: Yes Share Ownership Multiple: 18.8x

Skills and Experience:

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Mongeau is a director of The Toronto-Dominion Bank, an international financial institution, and Norfolk Southern Corporation, a publicly traded North American rail transportation provider. He served as a director of TELUS Corporation, a publicly traded telecommunications company, from May 2017 to August 2019. He also served as a director of Canadian National Railway Company (“CN”), a publicly traded railroad and transportation company, from October 2009 to July 2016 and as President and Chief Executive Officer from January 2010 to June 2016. During his tenure with CN, he served as Executive Vice-President and Chief Financial Officer from October 2000 until December 2009 and from the time he joined CN in 1994 he held the titles of Vice-President, Strategic and Financial Planning and Assistant Vice-President, Corporate Development. Prior to joining CN, Mr. Mongeau was the Manager, Business Development for Imasco Inc. from 1993 to 1994, a partner with Groupe Secor Inc., a Montreal-based management consulting firm providing strategic advice to large Canadian corporations, from 1989 to 1993, and a consultant at Bain & Company from 1988 to 1989. Mr. Mongeau also served as a director of SNC-Lavalin Group Inc. from August 2003 to May 2015 and as a director of Nortel Networks Corporation and Nortel Networks Limited from June 2006 to August 2009.

Mr. Mongeau was Chairman of the Board of the Railway Association of Canada. He was named one of Canada’s Top 40 under 40 in 1997 and selected as Canada’s CFO of the Year in 2005 by an independent committee of prominent Canadian business leaders. Mr. Mongeau holds a Master of Business Administration degree from McGill University and has received honorary doctoral degrees from St. Mary’s and Windsor University.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	13 of 13	100%
Audit Committee (Chair)	5 of 5	100%
Safety, Environment, Responsibility and Reserves Committee	4 of 5(11)	80%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	991,665,966	99.66
Votes Withheld:	3,426,247	0.34

Other Public Company Board / Committee Memberships	Stock Exchange
Norfolk Southern Corporation Compensation Committee Finance and Risk Management Committee Safety Committee	NYSE
The Toronto-Dominion Bank Audit Committee	TSX, NYSE

Cenovus Energy Inc.	17	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Alexander J. Pourbaix

Director since November 2017

Non-Independent, Management(12)

Age: 55

Calgary, Alberta, Canada

Share Ownership:

Common Shares(1)(13): 710,997

DSUs(2): 74,651

Meets Requirement: Yes

Share Ownership Multiple: 9.96x(14)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Marketing & Transportation

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Safety, Environment & Health

Mr. Pourbaix has served as President & Chief Executive Officer of Cenovus since November 6, 2017. Prior to leading Cenovus, Mr. Pourbaix spent 27 years with TC Energy and its affiliates in a broad range of leadership roles, including Chief Operating Officer from October 2015 to April 2017, during which time he was responsible for the company’s commercial activity and overseeing major energy infrastructure projects and operations. Prior to his role as Chief Operating Officer, Mr. Pourbaix held increasingly senior positions with TC Energy including Executive Vice-President and President, Development from March 2014 to September 2015, when he was responsible for leadership and execution of all of TC Energy’s growth initiatives; President, Energy & Oil Pipelines from July 2010 to February 2014; and President, Energy from July 2006 to June 2010. During his tenure at TC Energy, he gained extensive experience in corporate strategy, business development, mergers, acquisitions and divestitures, as well as stakeholder relations. Mr. Pourbaix was appointed a director of Canadian Utilities Limited, a publicly traded diversified global energy infrastructure corporation, on November 1, 2019 and was a director of Trican Well Service Ltd., a publicly traded oilfield services provider, from May 2012 until December 31, 2019.

Mr. Pourbaix is Chair of the Board of Governors of the Canadian Association of Petroleum Producers and of the Mount Royal University Board of Governors, a director of the Business Council of Canada, a member of the Business Council of Alberta and previous Chair of the Board of Directors for the Canadian Energy Pipeline Association. Mr. Pourbaix holds a Bachelor of Law degree and a Bachelor of Arts degree from the University of Alberta.

Mr. Pourbaix is not an independent director of the Board due to his position as President & Chief Executive Officer of Cenovus.

Board and Board Committee Memberships(15)	2020 Meeting Attendance
Board	13 of 13	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	992,058,033	99.70
Votes Withheld:	3,033,812	0.30

Other Public Company Board / Committee Memberships	Stock Exchange
Canadian Utilities Limited Strategic Operations Council	TSX

Cenovus Energy Inc.	18	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Wayne E. Shaw

Director since January 2021 Independent Age: 76 Toronto, Ontario Share Ownership: Common Shares(1): 12,821 DSUs(2): 15,578 Meets Requirement: Yes Share Ownership Multiple: N/A(5)	Skills and Experience: • Strategic Planning & Execution • Risk Management • Government & Stakeholder Relations • Safety, Environment & Health

Mr. Shaw has served as the President of G.E. Shaw Investments Limited, a private investment holding company, since 2012, and serves on the board of directors of a number of private companies. Mr. Shaw has been a Director of Husky, an international integrated energy company, since August 2000. Prior to Mr. Shaw’s retirement in April 2013, he was a Senior Partner with Stikeman Elliott LLP, Barristers and Solicitors.

Mr. Shaw is also a Director of the Li Ka Shing (Canada) Foundation. Mr. Shaw holds a Bachelor of Arts degree and a Bachelor of Laws degree, both from the University of Alberta. He is a member of the Law Society of Ontario.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	N/A(6)	N/A
Audit Committee	N/A(6)	N/A
Safety, Environment, Responsibility and Reserves Committee	N/A(6)	N/A

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	N/A(7)	N/A
Votes Withheld:	N/A(7)	N/A

Other Public Company Board / Committee Memberships	Stock Exchange
None

Cenovus Energy Inc.	19	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Frank J. Sixt

Director since January 2021

Non-Independent(4)

Age: 69

Hong Kong, Special Administrative Region

Share Ownership:

Common Shares(1): 55,064

DSUs(2): 15,578

Meets Requirement: Yes

Share Ownership Multiple: N/A(5)

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operational & Resource Development

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Mr. Sixt is the Non-executive Chairman of TOM Group Limited, a publicly traded technology and media company. Mr. Sixt is also an Executive Director, Group Finance Director and Deputy Managing Director of CK Hutchison Holdings Limited, a publicly traded ports and related services, retail, infrastructure and telecommunications company; a Director of CK Infrastructure Holdings Limited (formerly known as Cheung Kong Infrastructure Holdings Limited), a publicly traded global infrastructure investment and development company; a Director of TPG Telecom Limited and of Hutchison Telecommunications (Australia) Limited (“HTAL”), both publicly traded telecommunications service provider companies; an Alternate Director to a Director of HTAL, of HK Electric Investments Manager Limited as the trustee-manager of HK Electric Investments, manager of a publicly traded power industry focused trust; and of HK Electric Investments Limited, a publicly traded power industry focused trust and he serves on the board of directors of a number of private companies. Mr. Sixt has been a Director of Husky, an international integrated energy company, since August 2000. Mr. Sixt was also Group Finance Director of Hutchison Whampoa Limited, a former publicly traded investment holdings company, from January 1998 to June 2015.

Mr. Sixt is a Director of the Li Ka Shing (Canada) Foundation and a Director of the Li Ka Shing Foundation Limited. He holds a Master’s degree in Arts from McGill University and a Bachelor’s degree in Civil Law from Université de Montréal. He is a member of the Bar and of the Law Society of the Provinces of Québec and Ontario, Canada.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	N/A(6)	N/A
Nominating and Corporate Governance Committee	N/A(6)	N/A

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	N/A(7)	N/A
Votes Withheld:	N/A(7)	N/A

Other Public Company Board / Committee Memberships	Stock Exchange
CK Hutchison Holdings Limited Sustainability Committee (Chair)	SEHK
CK Infrastructure Holdings Limited	SEHK
HK Electric Investments Limited	SEHK
Hutchison Telecommunications (Australia) Limited Audit & Risk Committee	ASX
TOM Group Limited (Chair) Remuneration Committee	SEHK
TPG Telecom Limited Governance, Remuneration & Nomination Committee	ASX

Cenovus Energy Inc.	20	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Rhonda I. Zygocki

Director since April 2016 Independent Age: 63 Friday Harbor, Washington, U.S. Share Ownership: Common Shares(1): 40,034 DSUs(2): 110,255 Meets Requirement: Yes Share Ownership Multiple: 7.9x

Skills and Experience:

•   Senior Level Oil & Gas Industry Experience

•   Executive Officer Experience

•   Strategic Planning & Execution

•   Operations & Resource Development

•   Financial, Accounting & Capital Markets

•   Risk Management

•   Human Resources, Compensation & Organizational Management

•   Government & Stakeholder Relations

•   Governance

•   Safety, Environment & Health

Ms. Zygocki spent 34 years with Chevron Corporation (“Chevron”), a publicly traded integrated energy company, including as Executive Vice President, Policy and Planning from March 2011 until her retirement in February 2015. In this role, she was responsible for global corporate functions overseeing strategy and planning, policy, government and public affairs, health, environment and safety, real estate and technology ventures, and served as Secretary to the Public Policy Committee of the board of directors. Prior to that, she held a number of senior management and executive leadership positions in international operations, public affairs, strategic planning, policy, government affairs and health, environment and safety, including Vice President, Policy, Government and Public Affairs from May 2007 to March 2011 and Vice President, Health, Environment and Safety from April 2003 to May 2007. During her tenure with Chevron, Ms. Zygocki represented Chevron in high profile external engagements on topics covering climate change policy, responsible development, shale gas and hydraulic fracturing, global gas flaring reduction, energy policy, corporate responsibility, public-private partnerships, development in Africa and the fight against HIV/AIDS.

She is a former advisory board member of the Woodrow Wilson International Center of Scholars Canada Institute and a past Management Committee Chair of the International Association of Oil and Gas Producers. Ms. Zygocki graduated from Memorial University of Newfoundland with a Bachelor’s degree in Civil Engineering. In 2014, she was named by the National Diversity Council as one of the Top 50 Most Powerful Women in Oil and Gas. In 2015, she received the Award for Leadership Development from the Washington, D.C. chapter of the Society of International Development.

Board and Board Committee Memberships	2020 Meeting Attendance
Board	13 of 13	100%
Human Resources and Compensation Committee (Chair)	7 of 7	100%
Nominating and Corporate Governance Committee	5 of 5	100%

See Notes to “Information on Director Nominees” on page 22.

Voting Results of 2020 Annual Meeting	Number	Percentage
Votes For:	990,486,607	99.54
Votes Withheld:	4,605,617	0.46

Other Public Company Board / Committee Memberships	Stock Exchange
None

Cenovus Energy Inc.	21	2021 Management Information Circular

- INFORMATION ON DIRECTOR NOMINEES -

Notes to “Information on Director Nominees”:

(1)

Common Shares refers to the number of Common Shares, excluding fractional Common Shares, beneficially owned, or controlled or directed, directly or indirectly, by the nominee (and the nominee’s associates or affiliates, if applicable) as at March 15, 2021.

(2)

Deferred Share Units (“DSUs”) are not voting securities. See the Director Compensation section of this Circular for a description of DSUs. The number of DSUs is reported for each nominee as at March 15, 2021, including dividend equivalents earned, but excluding fractional units. DSUs held by Mr. Pourbaix were attained as an officer of Cenovus and not in his role as a director. On August 4, 2021, following his April 29, 2020 election to the Board and expiry of a trading blackout, Mr. Casey received an award of DSUs with a grant date fair value of $120,000, based on the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (“TSX”) of $6.3103, which converted to approximately 14,262 DSUs. On January 1, 2021 in connection with the Husky transaction, Messrs. Fok, Shaw and Sixt and Mrs. Kwok were appointed to the Board and received an award of DSUs with a grant date fair value of $120,000, based on the volume weighted average trading price of the Common Shares on the TSX of $7.7031, which converted to approximately 15,578 DSUs.

(3)

Mr. Casey was elected as a director on April 29, 2020 and was appointed as a member of the Human Resources and Compensation Committee (“HRC Committee”) and Safety, Environment, Responsibility and Reserves Committee (“SERR Committee”) as of the same date.

(4)	Based on input from Messrs. Fok and Sixt, the Board determined that they are not independent.

(5)

Messrs. Fok, Shaw and Sixt and Mrs. Kwok were appointed on January 1, 2021, and none received director compensation from Cenovus in 2020. Compliance with Cenovus director share ownership is determined using a multiple of each director’s total compensation received from the Corporation for the most recently completed year ended December 31.

(6)	This section is not applicable because Messrs. Fok, Shaw and Sixt and Mrs. Kwok became members of the Board on January 1, 2021.

(7)	This section is not applicable because Messrs. Fok, Shaw and Sixt and Mrs. Kwok were not nominees elected at the 2020 annual meeting of shareholders.

(8)	Mr. MacPhail was unable to attend a Board meeting on November 10, 2020 due to a scheduling conflict.

(9)

Mr. MacPhail was a member of the HRC Committee and the SERR Committee until April 28, 2020. On April 29, 2020, Mr. MacPhail became Board Chair and an ex officio member of each standing committee of the Board.

(10)	Mr. Marcogliese became Chair of the SERR Committee on April 29, 2020 following Mr. Thomson’s retirement from the Board.

(11)	Mr. Mongeau was unable to attend a meeting of the SERR Committee on October 28, 2020 due to a prior business commitment.

(12)	See the Compensation Discussion and Analysis section of this Circular for detailed information relating to Mr. Pourbaix’s compensation as an officer of Cenovus.

(13)	Does not include Common Shares acquired since December 31, 2020 by Mr. Pourbaix as a result of Cenovus matching of personal contributions pursuant to the Corporation’s investment plan.

(14)

As a member of Management, Mr. Pourbaix complies with the share ownership guidelines for Cenovus’s executives. See the heading Executive Share Ownership Status in the Compensation Discussion and Analysis section for detailed information relating to Mr. Pourbaix’s share ownership multiple.

(15)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

To our knowledge, none of our proposed directors are, as at the date of this Circular, or have been, within 10 years prior to the date of this Circular, a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer of the company being the subject of such an Order and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To our knowledge, none of our proposed directors:

(a)

is, as at the date of this Circular, or has been within 10 years prior to the date of this Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has, within 10 years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To our knowledge, none of our proposed directors have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalty or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Cenovus Energy Inc.	22	2021 Management Information Circular

CORPORATE GOVERNANCE

The Board recognizes that corporate governance is important to positioning long-term shareholder value. The Board is committed to attaining the highest standards of corporate governance and has designed systems to ensure the interests of Cenovus shareholders are protected. The Board monitors Canadian and U.S. developments affecting corporate governance, accountability and transparency of public company disclosure while continually assessing and updating its systems in response to changing practices, expectations and legal requirements.

Our corporate governance practices reflect rules and guidelines adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission (the “SEC”), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002. The corporate governance rules of the New York Stock Exchange (the “NYSE”) are generally not applicable to non-U.S. companies; however, we are required pursuant to section 303.A.11 (Foreign Private Issuer Disclosure) of the NYSE Listed Company Manual to disclose the significant differences between our corporate governance practices and the requirements applicable to U.S. companies listed on the NYSE under NYSE corporate governance standards. Except as summarized on our website at cenovus.com, we are in compliance with the NYSE corporate governance standards in all significant respects.

Our approach to corporate governance meets or exceeds the practices enunciated under CSA National Policy 58-201 Corporate Governance Guidelines. This approach has been approved by the Board, on the recommendation of the NCG Committee, and is based on National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”). Also included are statements with respect to applicable SEC rules, reflecting certain provisions of the Sarbanes-Oxley Act of 2002, NYSE rules and Canadian rules relating to audit committees pursuant to National Instrument 52-110 Audit Committees. See Schedule B – Corporate Governance for more information on our approach to Corporate Governance at Cenovus.

OUR COMMITMENT TO SHAREHOLDER ENGAGEMENT

Our Board Shareholder Communication & Engagement Policy (the “Engagement Policy”) is designed to further the Board’s commitment to facilitate communication and engagement with our shareholders. The Engagement Policy describes the Board’s approach to shareholder engagement and provides information on how interested shareholders can contact our Board.

Cenovus understands and values the importance of meaningful engagement with shareholders. Transparency and informed dialogue with our shareholders assists our Board in leading the Corporation. Since 2017 our Board has actively engaged with shareholders to ensure further alignment of interests and goals.

Due to the COVID-19 pandemic and the focus on completing the Husky transaction, the Board’s regular shareholder engagement sessions were deferred in 2020.

Shareholders and other interested parties can communicate directly with any director, including our Board Chair, at the following address:

c/o Board of Directors

Cenovus Energy Inc.

225 – 6 Avenue S.W.

P.O. Box 766,

Calgary, Alberta, Canada, T2P 0M5

Below are highlights of our communications and external engagement activities.

Shareholder Engagement Policy	Cenovus has adopted the Engagement Policy to reinforce our commitment to meaningful communication and engagement with our shareholders. The policy is available on our website at cenovus.com.
Conference Calls with Investment Community	Management engaged in quarterly conference calls and webcasts with the investment community to review financial and operating results. Webcasts and presentations are available at cenovus.com.
Management Shareholder/Investor Engagement Program	Management held numerous virtual meetings and conference calls with shareholders, noteholders and other investors over the course of the year.

Cenovus Energy Inc.	23	2021 Management Information Circular

DIRECTOR COMPENSATION

PHILOSOPHY

Cenovus’s non-employee director compensation is designed to attract individuals with the qualities, expertise and industry experience necessary to function as effective stewards of the Corporation, to reflect the time commitment and responsibilities assumed when serving on our Board and the committees of the Board (the “Committees”), and to align directors’ interests with shareholders.

GOVERNANCE

The NCG Committee is responsible for reviewing and making recommendations to the Board regarding the non-employee director compensation program and non-employee directors’ minimum share ownership guidelines.

When reviewing Board compensation, the NCG Committee engages an independent compensation consultant to benchmark director compensation relative to the Executive Compensation Peer Group (as defined in the Compensation Discussion and Analysis section of this Circular), and to provide information on Board compensation governance and best practice trends. Advice, peer data and other information and recommendations received from the independent compensation consultant, as well as recommendations and materials provided by Management, are factors considered by the NCG Committee in formulating recommendations to the Board in addition to the discretion of the NCG Committee and the Board.

OVERVIEW

In 2018, the Corporation implemented a flat fee structure for our non-employee director compensation program. This structure eliminates meeting fees and shifts the annual DSU grant from a fixed number of DSUs to a number of DSUs based on a fixed target grant date value (see Director Deferred Share Unit Plan for additional information). The program is intended to promote the objectivity of directors as stewards of the Corporation and was targeted in a lower range relative to the Executive Compensation Peer Group.

The total compensation package for non-employee directors consists of an annual equity-based award with a fixed target grant date value for the allocation of DSUs (which may only be redeemed upon the departure of the director from Cenovus), annual retainers and travel fees, where applicable.

The changes to the non-employee director compensation program were designed to: (i) reduce the variability of directors’ fees; (ii) promote objectivity and independence; (iii) reflect the expected time commitment of directors; and

(iv) enhance alignment of director compensation with the interests of shareholders.

The President & Chief Executive Officer does not receive compensation for serving as a director of Cenovus. For information regarding the compensation received by Mr. Pourbaix, refer to the Compensation Discussion and Analysis.

Effective May 1, 2020, the Board approved a 25 percent reduction in director compensation, in alignment with the Corporation-wide implemented rollbacks on employee base salary in excess of $100,000, to demonstrate commitment to ensuring the Corporation’s resiliency through the economic downturn. Full director compensation was reinstated on November 1, 2020, when all employee base salary rollbacks were lifted given the improvement of oil prices.

Director Deferred Share Unit Plan

Each non-employee director is provided an annual grant of DSUs under the Corporation’s Deferred Share Unit Plan for Directors (“DSU Plan”). DSUs are entirely cash-based bookkeeping entries on the books of the Corporation, the grant date notional value of which is based on the volume weighted average trading price of a Common Share on the Toronto Stock Exchange (“TSX”) over the last five trading days immediately preceding the grant date (the “Market Value”). Dividend equivalents are credited, in the form of additional DSUs, consistent with dividends declared on Common Shares. Newly appointed or elected directors receive an initial grant of DSUs upon joining the Board. Non-employee directors also have the option to elect to receive all or a portion of their regular remuneration (retainers, meeting fees and travel fees, special remuneration being any special project fees and any ad hoc or special independent Board Committee) in the form of DSUs.

DSUs vest immediately when they are credited to the director’s account but may be redeemed only upon the departure of the director from Cenovus (resignation, termination or retirement). When a director departs, DSUs held by the departing director must be redeemed by December 15 of the first calendar year following the year of departure from the Board. Special rules apply in respect of directors who are United States taxpayers or where the U.S. Internal Revenue Code of 1986, as amended, is applicable. The value of DSUs that may be redeemed is equal to the number of DSUs in the director’s account on the date of redemption multiplied by the Market Value immediately prior to the date of redemption. This amount is paid to the director in cash subject to any applicable tax and other withholdings.

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- DIRECTOR COMPENSATION -

Director Compensation Structure

The following table sets out the compensation structure for our non-employee directors:

Board Chair(1)
Annual Retainer(2)	$190,000
Annual DSU Award(3)	$140,000
Non-employee Directors (excluding Board Chair)
Annual Retainer(2)	$70,000
Annual DSU Award(3)	$120,000
Annual Committee Chair Retainers(2)(4)
Audit Committee Chair	$25,000
Human Resources and Compensation Committee Chair	$15,000
Nominating and Corporate Governance Committee Chair	$10,000
Other Committee Chairs (each)	$12,500
Annual Committee Member Retainer(2)	$5,000
All Non-employee Directors (where applicable)
Travel fee (per instance)(5)	$1,500

Notes:

(1)	As an ex officio non-voting member of each of the Committees, the Board Chair does not receive any Committee Member Retainer.
(2)	Annual retainers are pro-rated for periods of partial service.
(3)	Each director shall, in accordance with the DSU Plan, receive an annual equity-based award value in the form of DSUs.
(4)	There is no separate Committee Member Retainer paid when the Committee member is the Committee Chair.
(5)

A travel fee of $1,500 is paid for each Board or Committee meeting where a director travels outside of the province or state of his or her normal residence, or outside the country of his or her normal residence in the case of a director who is not normally resident in either Canada or the U.S., to attend at the location of a meeting of the Board or a committee of the Board.

Director Compensation Table

The following table summarizes the total compensation provided to our non-employee directors for the year ended December 31, 2020.

Name	Fees Earned ($)	Share-based Awards ($)	Total(4) ($)
Keith A. MacPhail (Board Chair)(1)	130,202	120,000	250,202
Patrick D. Daniel (Retired Board Chair)(2)	62,115	140,000	202,115
Keith M. Casey(3)	43,810	90,000	133,810
Susan F. Dabarno	71,463	120,000	191,463
Jane E. Kinney	71,463	120,000	191,463
Harold N. Kvisle	69,963	120,000	189,963
Steven F. Leer	74,336	120,000	194,336
M. George Lewis	69,963	120,000	189,963
Richard J. Marcogliese	75,570	120,000	195,570
Claude Mongeau	88,955	120,000	208,955
Wayne G. Thomson(2)	28,248	120,000	148,248
Rhonda I. Zygocki	80,209	120,000	200,209
Total:	866,297	1,430,000	2,296,297

Notes:

(1)	Mr. MacPhail was appointed Board Chair on April 29, 2020. Mr. MacPhail’s fees prior to and following his Board Chair appointment have been pro-rated accordingly.
(2)	Messrs. Daniel and Thomson retired from the Board on April 29, 2020.
(3)

Mr. Casey was first elected as a director on April 29, 2020. His initial Annual DSU Award reflects the 25 percent reduction in director compensation as his grant date was made during the 25 percent reduction in director compensation for the period May 1, 2020 to October 31, 2020.

(4)	Reflects actual total compensation received by each director, reflecting the 25 percent reduction in director compensation for the period May 1, 2020 to October 31, 2020.

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Director Detailed Fees

Below is a detailed breakdown of the fees earned by our non-employee directors for the year ended December 31, 2020, excluding share-based awards (i.e. the annual award of DSUs). A significant portion of our non-employee directors’ total compensation was elected by directors to be received in the form of DSUs, enhancing alignment of director interests with shareholders. See Board Committees in our Corporate Governance section of this Circular, attached as Schedule B, for additional information on Board Committee membership.

Name	Board Retainer Fees ($)	Committee Chair Retainer Fees ($)	Committee Member Retainer Fees ($)	Travel Fees ($)	Total Fees Earned(1) ($)	Fees Taken in DSUs ($)	Fees Taken in DSUs (%)	Fees Taken in Cash ($)	Fees Taken in Cash (%)
Keith A. MacPhail (Board Chair)(2)	126,933	–	3,269	–	130,202	130,202	100	–	–
Patrick D. Daniel (Retired Board Chair)(3)	62,115	–	–	–	62,115	62,115	100	–	–
Keith M. Casey(4)	38,334	–	5,476	–	43,810	33,315	76	10,495	24
Susan F. Dabarno	61,218	–	8,745	1,500	71,463	71,463	100	–	–
Jane E. Kinney	61,218	–	8,745	1,500	71,463	71,463	100	–	–
Harold N. Kvisle	61,218	–	8,745	–	69,963	69,963	100	–	–
Steven F. Leer	61,218	8,745	4,373	–	74,336	74,336	100	–	–
M. George Lewis	61,218	–	8,745	–	69,963	–	–	69,963	100
Richard J. Marcogliese(5)	61,218	6,845	6,007	1,500	75,570	75,570	100	–	–
Claude Mongeau	61,218	21,864	4,373	1,500	88,955	88,955	100	–	–
Wayne G. Thomson(6)	22,526	4,087	1,635	–	28,248	–	–	28,248	100
Rhonda I. Zygocki	61,218	13,118	4,373	1,500	80,209	80,209	100	–	–
Total:	739,652	54,659	64,486	7,500	866,297	757,591	87	108,706	13

Notes:

(1)	Amounts reflect aggregate value of fees and retainers earned, excluding the annual DSU award.
(2)

Mr. MacPhail became Board Chair on April 29, 2020 and his Board Chair Annual Retainer of $190,000 has been pro-rated accordingly. Mr. MacPhail’s Board and Committee Member Retainers prior to his Board Chair appointment have been pro-rated accordingly.

(3)

Mr. Daniel received the Board Chair Annual Retainer until his retirement from the Board on April 29, 2020. His retainer fees have been pro-rated accordingly. Mr. Daniel did not receive Committee Member Retainers.

(4)

Mr. Casey was first elected as a director on April 29, 2020 and was appointed a member of the HRC Committee and the SERR Committee as of the same date. Board and Committee Member Retainer fees have been pro-rated accordingly.

(5)

Mr. Marcogliese was appointed Chair of the SERR Committee on April 29, 2020. Mr. Marcogliese’s SERR Committee Member Retainer has been pro-rated for the period January 1, 2020 to April 28, 2020 and his SERR Committee Chair Retainer has been pro-rated from his appointment date of April 29, 2020 to December 31, 2020.

(6)	Mr. Thomson retired from the Board on April 29, 2020, and his Board and Committee Member Retainer fees, including the SERR Committee Chair Retainer, have been pro-rated accordingly.

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- DIRECTOR COMPENSATION -

Outstanding Director Awards

The following table shows all share-based awards (i.e. DSUs) vested in 2020 for our non-employee directors and provides the value vested in relation to share-based awards during the year ended December 31, 2020, as well as the aggregate value of all share-based awards held by our non-employee directors as of December 31, 2020. Cenovus does not grant stock options to non-employee directors. For further details, see the Director Compensation – Director Deferred Share Unit Plan section of this Circular.

Name	Total DSUs Awarded/Accrued During 2020(1) (#)	Value of DSUs Awarded/Accrued During 2020(2) ($)	Total Value of DSUs Held at December 31, 2020(3) ($)
Keith A. MacPhail (Board Chair)	35,380	274,195	539,044
Keith M. Casey	19,517	151,257	151,257
Susan F. Dabarno	26,808	207,762	592,263
Jane E. Kinney	25,912	200,818	299,770
Harold N. Kvisle	25,848	200,322	465,171
Steven F. Leer	27,895	216,186	820,849
M. George Lewis	9,571	74,175	152,621
Richard J. Marcogliese	27,864	215,946	729,903
Claude Mongeau	31,064	240,746	731,515
Rhonda I. Zygocki	29,155	225,951	733,747

Total:	259,014	2,007,358	5,216,140

Notes:

(1)

Includes DSUs awarded as an initial or annual grant of DSUs as part of the non-employee director compensation program; DSUs awarded as a result of the director electing to take all or a portion of their fees in the form of DSUs; and any dividend equivalents credited, in the form of additional DSUs, consistent with dividends declared on Common Shares during the year ending December 31, 2020. Fractional units are excluded.

(2)

The value of DSUs awarded or accrued during 2020 was determined by multiplying the number of DSUs awarded to or accrued by each director during 2020, by the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75.

(3)	The value of the total number of DSUs held by each director as at December 31, 2020, multiplied by the closing price of the Common Shares on the TSX on such date of $7.75.

Director Share Ownership Guidelines

Each non-employee director is required to maintain minimum holdings of Common Shares (including DSUs) representing a value equal to at least three times that director’s total compensation received from the Corporation for the most recent year ended December 31. New directors are required to achieve the share ownership guidelines within five years of joining the Board. These requirements are intended to enhance alignment of director and shareholder interests. Downward fluctuations in the market price of Common Shares may result in previously compliant directors no longer satisfying the share ownership guidelines. In July 2020 a mechanism was adopted to allow previously compliant directors to restore compliance by December 31 of the following year. Director shareholding compliance is reviewed annually. As of March 15, 2021, all of our directors were in compliance with the applicable share ownership guidelines. The following table illustrates the value of our non-employee directors’ holdings as at March 15, 2021.

Name	At-Risk Investment Beneficial Shareholdings(1)			As a Multiple of 2020 Total Compensation	Share Ownership Guideline ($)	Status
	Common Shares ($)	DSUs ($)	Total ($)
Keith A. MacPhail (Board Chair)	5,559,820	927,285	6,487,105	25.9	750,606	In compliance
Keith M. Casey	–	370,944	370,944	2.8	401,430	In compliance
Canning K.N. Fok(2)	2,117,530	164,659	2,282,190	N/A	N/A	In compliance
Jane E. Kinney	44,394	573,507	617,901	3.2	574,389	In compliance
Harold N. Kvisle	1,395,240	799,103	2,194,343	11.6	569,889	In compliance
Eva L. Kwok(2)	84,687	164,659	249,346	N/A	N/A	In compliance
Richard J. Marcogliese	634,200	1,160,153	1,794,353	9.2	586,710	In compliance
Claude Mongeau	2,764,002	1,162,351	3,926,353	18.8	626,865	In compliance
Wayne E. Shaw(2)	135,518	164,659	300,177	N/A	N/A	In compliance
Frank J. Sixt(2)	582,026	164,659	746,686	N/A	N/A	In compliance
Rhonda I. Zygocki	423,159	1,165,395	1,588,555	7.9	600,627	In compliance

Notes:

(1)

The value of “At-Risk Investment – Beneficial Shareholdings” was determined by multiplying the number of Common Shares and DSUs held by each director as of March 15, 2021, by the closing price of the Common Shares on the TSX on such date of $10.57.

(2)

Messrs. Fok, Shaw and Sixt and Mrs. Kwok were appointed on January 1, 2021 in connection with the Husky transaction. None of Messrs. Fok, Shaw and Sixt or Mrs. Kwok received director compensation from Cenovus in 2020.

Cenovus Energy Inc.	27	2021 Management Information Circular

EXECUTIVE COMPENSATION

LETTER TO SHAREHOLDERS

Dear Fellow Shareholders,

We are pleased to present the Compensation Discussion and Analysis, which explains the Corporation’s executive compensation philosophy and practices, and how they were applied to reach our executive compensation decisions for 2020.

By all accounts, 2020 was an unprecedented year for our industry and company. The collapse of global oil prices and the impact of COVID-19 and the related economic downturn, among other things, impacted Cenovus’s results in 2020. The increased focus on environmental, social and governance (“ESG”) considerations by shareholders and other stakeholders also influenced our business focus.

Corporate Performance Management continues to use a balanced corporate scorecard approach to focus employees on safety & environmental, operational and financial measures that contribute to shareholder value. The corporate scorecard was set in late 2019 and, due to the uncertainty of the pandemic and expected prolonged volatility, we did not adjust the corporate scorecard targets or ranges approved for 2020.

In determining not to exercise its discretion to alter the corporate score, the Human Resources and Compensation Committee (“Committee”) and the Board considered:

•	the impacts of COVID-19 and the related economic downturn;

•

the outperformance on the safety & environmental, upstream non-fuel operating costs and capital spending metrics being balanced by the underperformance of the free funds flow, net debt to adjusted EBITDA and production metrics;

•	the total corporate score being less than 100 was reflective of the challenging year; and

•	an assessment of alignment of the 2020 corporate score with the Cenovus 2020 shareholder experience.

Safety & environmental, operational and financial performance delivered a combined corporate score of 92, which is significantly lower compared to the 2019 corporate score of 164.

We invite you to read more about our corporate scorecard results on page 44 of the Compensation Discussion and Analysis section of this Circular.

Strong Leadership Cenovus’s resiliency through 2020 is directly related to Mr. Pourbaix’s strong leadership. Under his leadership, the Corporation took definitive and quick action to manage costs in the face of the collapse of global oil prices and the COVID-19 economic downturn. He also led Cenovus through the successful completion of the business combination with Husky Energy Inc. (“Husky”), which helped address the Corporation’s three strategic priorities of market access, cost structure and improving break-evens, and an accelerated path to deleveraging. All of this was completed while also achieving top quartile safety performance in process safety and significant incident frequency. Finally, Mr. Pourbaix also delivered outstanding employee engagement and satisfaction results, which were a dramatic improvement from the prior survey in 2018 and in most categories outperformed the oil & gas/mining benchmark, which includes both Canadian and international companies.

To reflect the continued growth and performance in the President & Chief Executive Officer role, Mr. Pourbaix’s target total direct compensation was increased from $8.0 million to $9.5 million. To maintain balance between rewarding growth in his role and aligning to shareholder experience, 90 percent of the overall increase was tied to performance based short- and long-term incentives with 85 percent of the increase tied to share price performance. Mr. Pourbaix’s base salary of $1,100,000 (up from $1,000,000 since he joined the Corporation as President & Chief Executive Officer in late 2017) and 2020 long-term incentive award of $7.0 million (up from $5.7 in 2019) was determined in February 2020, before the economic downturn. The result positioned his target total direct compensation at the 46th percentile for comparable roles relative to the Executive Compensation Peer Group with a greater emphasis on variable pay relative to peers. Although Mr. Pourbaix’s target total direct compensation increased year over year, cash compensation decreased and realizable pay opportunity remains aligned with shareholders given the impact of share price on the current value of long-term incentives. You can read more about Mr. Pourbaix’s pay opportunity and realizable pay on page 45 of the Compensation Discussion and Analysis section of this Circular.

Mr. Pourbaix received an additional transaction award in 2021 valued at 1.0x his annual performance bonus target, designed to reward his contribution and leadership in the transaction with Husky. The entire transaction award was an RSU grant that vests after one year, aligning the award with shareholder value. Select other Named Executive Officers (“NEOs”) also received a similar award for their roles in the transaction.

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- EXECUTIVE COMPENSATION -

Pay for Performance Achieving alignment with the long-term shareholder experience is a core objective of our executive compensation philosophy. Our compensation mix balances annual financial and operational performance, share price performance over time compared to our peers, and absolute share price growth. The average NEO total direct compensation pay opportunity in 2020 is essentially unchanged from 2015. Realizable total direct compensation over this same period is slightly over 50 percent of the pay opportunity. This indicates that realized compensation is strongly correlated to shareholder experience and the economic realities the industry has endured over this period. Our NEOs also have best practice share ownership guidelines, which also aligns them with the shareholder experience.

Emphasis on Governance We continue to emphasize strong governance supporting our compensation practices. The clawback policy adopted by the Board in 2020 is now in force and applies to all of our executive officers. During 2020 the Committee mandate was amended to reflect the ESG matters for which the Committee has oversight. We also continued the gradual downward recalibration of the annual performance bonus for the general employee population, including our executives. In addition, in 2021:

•	we approved double-trigger change of control provisions for long-term incentive awards for all plan participants, applicable for 2021 and future grants;

•

we reconsidered the criteria for our compensation peer groups and revised them to more accurately reflect the market with which Cenovus competes for talent, including, for the first time, three non-oil and gas companies; and

•	we revised the performance share unit performance scale to require relative total shareholder return at the 90th percentile, instead of the 75th percentile, to achieve a maximum payout.

Please see the Compensation Discussion and Analysis section in this Circular for more detail on Cenovus’s executive compensation philosophy, governance and outcomes for 2020 including for the other NEOs. As always, we welcome shareholder feedback on Cenovus’s executive compensation and business practices. You can contact us directly at the address set out in the Corporate Governance section of this Circular.

/s/ Keith A. MacPhail	/s/ Rhonda I. Zygocki
Keith A. MacPhail	Rhonda I. Zygocki
Board Chair	Chair of the HRC Committee

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- EXECUTIVE COMPENSATION -

COMPENSATION DISCUSSION AND ANALYSIS

31	COMPENSATION GOVERNANCE

31	SUMMARY OF KEY COMPENSATION GOVERNANCE PRACTICES

31	ROLE OF THE BOARD AND HRC COMMITTEE

31	Independent Directors

32	Skills and Experience

32	Compensation Consultants

33	Executive Compensation Decision Making

33	Compensation Risk Oversight

34	COMPENSATION PHILOSOPHY

36	Executive Compensation Peer Group

37	EXECUTIVE COMPENSATION PROGRAM DESIGN

37	ELEMENTS OF COMPENSATION

37	Base Salary

38	Annual Performance Bonus Award

39	Long-Term Incentives

42	Retirement and Pension Benefits

42	Other Compensation

43	2020 EXECUTIVE COMPENSATION

43	2020 NAMED EXECUTIVE OFFICERS

43	2020 EXECUTIVE COMPENSATION DECISIONS

45	CEO Pay Opportunity vs. Realizable Pay

46	Performance Graph

47	COMPENSATION TABLES

47	Summary Compensation Table

48	Outstanding Option-based and Share-based Awards

49	Incentive Plan Awards – Value Vested or Earned During the Year

49	Defined Benefit Plan Table

50	Defined Contribution Plan Table

50	Termination and Change of Control Benefits

52	Executive Share Ownership Status

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- EXECUTIVE COMPENSATION -

COMPENSATION GOVERNANCE

SUMMARY OF KEY COMPENSATION GOVERNANCE PRACTICES

Key Practices

•	Our HRC Committee is comprised exclusively of independent directors

•	Our HRC Committee engages an independent executive compensation advisor

•	We pay for performance – 88 percent of President & CEO target total direct compensation and 79 percent of the average of other NEO target total direct compensation is performance contingent

•	Our incentive metrics and corporate goals are strategically aligned

•	Our benchmarking peer group is geographically, size and industry relevant

•	Beginning in 2021, the maximum performance score of 2.0 for performance share units will require relative total shareholder return performance at the 90th percentile or higher

•	Our realizable pay outcomes are analyzed and considered

•	We maintain best practice share ownership guidelines for our executive officers

•	Beginning in 2022, until an executive’s share ownership guidelines are satisfied, 50 percent of the after-tax value of all performance share unit payouts must be used to purchase Common Shares

•	We have a Clawback Policy for executive officers

•	We conduct an annual compensation risk assessment

•	Our long-term incentive plans contain double-trigger provisions in the event of a change of control for all plan participants

•	We have closed our defined benefit pension plan to new hires

•	We proactively engage with key shareholders and proxy advisory firms

•	We seek shareholder approval of material Stock Option Plan amendments

•	We do not permit the hedging of Cenovus securities

•	We do not re-price options

ROLE OF THE BOARD AND HRC COMMITTEE

The Board is responsible for approval of compensation for our President & Chief Executive Officer and other executive officers. The HRC Committee assists the Board in carrying out its responsibilities by reviewing compensation and human resource matters in support of the achievement of the Corporation’s business strategy and by making recommendations to the Board. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and, based on that evaluation, recommending remuneration of the President & Chief Executive Officer, including salary, short-term incentive awards and long-term incentive awards.

A description of the HRC Committee Mandate, which sets out the responsibilities, powers and operations of the HRC Committee, is found in the Human Resources and Compensation Committee section in Schedule B – Corporate Governance of this Circular and the full mandate is available on our website at cenovus.com.

Independent Directors

Our HRC Committee is comprised exclusively of independent directors who bring different perspectives, approaches and experience to the governance of our compensation program. They are highly experienced senior executives who have dealt with numerous compensation issues over the course of their careers. They are well equipped to inquire, debate and ultimately make decisions in respect of a wide range of human resources and compensation issues, as well as other matters for which they are responsible, as outlined in the HRC Committee Mandate. As such, the HRC Committee provides a strong level of leadership and governance in respect of the design and execution of our compensation program.

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Skills and Experience

A general description of the skills and experience of the members of the HRC Committee is set out in the individual director biographies and the skills matrix chart, found respectively in the Information on Director Nominees section of this Circular and in the Key Skills and Experience section of Schedule B to this Circular. Following the Husky transaction on January 1, 2021, the HRC Committee was reconstituted. The following is a brief description of the direct experience of the current HRC Committee members that is relevant to his or her responsibilities as a Committee member:

Rhonda I. Zygocki (HRC Committee Chair) Ms. Zygocki has been a member of the HRC Committee since April 27, 2016 and HRC Committee Chair since April 25, 2018. Ms. Zygocki held a number of senior management and executive leadership positions during her 34-year tenure at Chevron Corporation, from which she brings a breadth of knowledge and understanding of oil industry compensation practices.

Keith A. MacPhail (Board Chair) Mr. MacPhail has been Board Chair of Cenovus since April 29, 2020 and as such, is an ex officio non-voting member of the HRC Committee. Prior to becoming Board Chair, Mr. MacPhail was a member of the HRC Committee since April 25, 2018. Mr. MacPhail is a director of NuVista, and was Chairman from July 2003 to May 2020. He also has been Chair of NuVista’s Corporate Governance & Compensation Committee since May 2020 and has been a member since 2012. He was a director of Bonavista Energy Corporation, formerly Bonavista Petroleum Ltd., from November 1997 to August 2020 and was Chairman from March 2012 to August 2020.

Keith M. Casey Mr. Casey has been a member of the HRC Committee since April 29, 2020. Mr. Casey is the Chief Executive Officer of Tatanka Midstream LLC and has served as a director of a number of private midstream companies. Mr. Casey was an executive leader with Andeavor Corporation, formerly known as Tesoro Corporation, an integrated petroleum refining, logistics, and marketing company, from 2013 to 2018.

Harold N. Kvisle Mr. Kvisle has been a member of the HRC Committee since January 1, 2021. Mr. Kvisle is a director and Chairman of ARC Resources Ltd. and is a director and Board Chair of Finning International Inc. He is a former director of Cona Resources Ltd., was President and Chief Executive Officer of Talisman Energy Inc., now Repsol Oil & Gas Canada Inc., from 2012 to 2015 and a director from 2010 to 2015. Mr. Kvisle was also the President and Chief Executive Officer of TransCanada Corporation, now TC Energy Corporation, from 2001 to 2010.

Eva L. Kwok Mrs. Kwok has been a member of the HRC Committee since January 1, 2021. Mrs. Kwok is Chairman, director and Chief Executive Officer of Amara Holdings Inc., director and Chair of the Remuneration Committee of CK Life Sciences Int’l., (Holdings) Inc., and director of CK Infrastructure Holdings Limited. Mrs. Kwok has been a director of Husky since August 2000 and was a member of the Compensation Committee.

Prior to its January 1, 2021 reconstitution, Messrs. Steven F. Leer, M. George Lewis and Richard J. Marcogliese were members of the HRC Committee.

The Board believes the collective skills and experience of the individual members of the HRC Committee enable the Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Compensation Consultants

Willis Towers Watson and Hugessen Consulting Willis Towers Watson (“WTW”) has provided compensation consulting services to Cenovus since the inception of the Company. From August 2019 onward Cenovus has engaged the services of WTW as compensation consultant to both the HRC Committee and Management. Specifically, WTW provides advice on compensation philosophy, peer group determinations, policy and program design, executive compensation competitiveness, trends and best practices. Since appointment as the compensation consultant for Cenovus as a whole, there has been a clear reporting relationship between WTW and the HRC Committee, regular meetings have been held between WTW and the HRC Committee without Management present, and executive compensation consulting advice has been retained and managed directly by the Chair of the HRC Committee. In addition, the individuals at WTW leading the work for the HRC Committee are not involved in or compensated for any other work done by WTW at the request of Management (for example, pension and related investment asset management advice).

The HRC Committee retained the services of Hugessen Consulting (“Hugessen”) from January 2016 until July 2019 as its independent compensation consultant. Hugessen provided advice and perspective to the HRC Committee on analysis and recommendations put forward by Management and WTW, particularly with respect to executive compensation peer group determinations, incentive plan design, disclosure and other matters.

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- EXECUTIVE COMPENSATION -

Executive Compensation-Related Fees Executive compensation-related fees consist of the aggregate fees billed for services related to determining compensation for any of the Corporation’s directors and executive officers. The executive compensation-related fees paid by Cenovus to each of Hugessen and WTW in 2019 and 2020 are set out in the table below.

All Other Fees In addition to the fees disclosed below, WTW assisted with certain matters including, but not limited to, pension and benefits (including actuarial services), non-executive compensation advice and corporate risk and brokering services, and services related to the Husky transaction. Total fees payable to WTW for the foregoing services were approximately $1,913,824 in 2020 and approximately $1,564,000 in 2019, which excludes the Executive Compensation-Related Fees outlined below. Other than the fees disclosed below, no other fees were paid by Cenovus to Hugessen in 2020 and 2019.

	Executive Compensation-Related Fees
Executive Compensation Consultant	2019 (000’s)	2020 (000’s)
Hugessen Consulting	$51	–
Willis Towers Watson	$305	$644(1)

Note:

(1)	Of the executive compensation-related fees, $222,644 are attributable to the Husky transaction.

Neither the Board nor HRC Committee pre-approve the existing ongoing services retained by Management since they are standard in nature and do not present any conflicts with the services retained by the HRC Committee.

Executive Compensation Decision Making

The advice, information and recommendations provided by WTW are factors considered in the HRC Committee recommendations and the Board’s decisions regarding executive compensation; however, the HRC Committee and the Board do not rely exclusively on such advice, information and recommendations. The decisions of the HRC Committee and Board with respect to executive compensation reflect a number of factors and considerations, including but not limited to, compensation consultant advice and guidance, current industry trends and best practices, legal advice, peer data, and other information and recommendations from Management and the discretion of the HRC Committee and the Board.

Compensation Risk Oversight

The HRC Committee’s primary duties and responsibilities are to approve the Corporation’s compensation philosophy and compensation program design; review the potential risks posed to Cenovus’s financial or reputational well-being by the Corporation’s executive compensation program; recommend to the Board for approval the President & Chief Executive Officer’s compensation, executive share ownership guidelines, amendments to long-term incentive plans, and pension and investment plan governance, design and funding; and approve and report to the Board on executive officer compensation, succession planning for executive officers, and performance measures for short and long-term incentive plans.

The executive compensation program design considers the risks to which Cenovus is exposed in the pursuit of its strategic objectives. Executive compensation is linked to operational risk management so that financial incentives reinforce a focus on safety, execution excellence, environmental and social responsibility, and shareholder value creation. Effective risk management and sound operational business practices and controls are aligned to shareholder value creation and evidenced by the linkage that over 50 percent of executive compensation is tied to share price. WTW completed a comprehensive compensation risk assessment in the fall of 2020 to identify policies and practices that could encourage inappropriate excessive risk taking by an employee group or individual; and to identify any risks arising from the existing compensation policies, incentive programs and practices that would be likely to have a material adverse effect on Cenovus. There were no risks identified that would be reasonably likely to have a material adverse effect on the Corporation.

Clawback Policy In March 2020, we adopted a Clawback Policy applicable to all executive officers. The Clawback Policy allows for the discretionary recovery by the Board of incentive-based compensation, including annual bonus amounts. Pursuant to the policy, the Board will have discretion to cancel any bonus payments or unvested incentive awards and/or require reimbursement of paid bonuses or incentive awards, as applicable, where: (i) an accounting restatement of all or a portion of Cenovus’s financial statements is required due to material non-compliance with any financial reporting requirement under securities laws, and the executive officer’s intentional misconduct or fraud caused or materially contributed to the need for the restatement; or (ii) the executive officer was financially enriched by his or her fraud, theft or failure to disclose a material conflict of interest that affected the business, reputation, operations or capital of Cenovus in a manner that

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resulted in a material decrease in the price of the Common Shares. The Clawback Policy applied immediately upon adoption to our President & Chief Executive Officer and our Executive Vice-President & Chief Financial Officer (now Executive Vice-President & Chief Operating Officer), and for all other executive officers applies to incentive-based compensation earned on or after January 1, 2021. The Clawback Policy is in addition to any other clawback mechanism that may apply under law.

Non-Competition and Non-Solicitation Provision Our President & Chief Executive Officer terms of employment include a non-competition and non-solicitation provision pursuant to which, during employment with the Corporation and for a period of time thereafter, our President & Chief Executive Officer may not, without the Corporation’s prior written consent: (i) accept employment with or consult for any entity that carries on the business of oil and/or natural gas exploration or production in any of Cenovus’s operating areas and is included in Cenovus’s PSU Peer Group (as defined in the Compensation Discussion and Analysis section of this Circular) for a specified period after leaving the Corporation; (ii) solicit, encourage or cause to cease to work with the Corporation, any person who is then an employee of the Corporation; and (iii) solicit, encourage or cause any contractor, service provider or supplier of the Corporation to cease doing business with the Corporation. In the event of a breach or threatened breach of these obligations by the executive, the Corporation will be entitled to injunctive relief as well as any other applicable remedies available at law or in equity.

Executive Share Ownership Guidelines We believe it is important to closely align the interests of our executive officers with our shareholders. One way we accomplish this is to require that our executive officers maintain best practice minimum holdings of Common Shares (which may include holdings of DSUs). The executive share ownership guidelines and compliance are reviewed regularly by the HRC Committee. The share ownership guideline for the President & Chief Executive Officer is 6.0 times annual base salary, to be satisfied within two years from the date of appointment and the share ownership guideline for executive vice-presidents of the Corporation is 3.0 times annual base salary to be achieved within five years from the date of appointment. In February 2021, two provisions were added to the share ownership guidelines: first, executives are permitted to include within the calculation of their share ownership requirements the value, based on the market price of Common Shares, unvested tranches of performance share units (“PSUs”) wherein the performance for a period has been determined; and second, commencing in 2022, 50 percent of the after-tax value of all PSU payouts must be used to purchase Common Shares, until such time that such executive’s share ownership requirement is satisfied.

Each of our current Named Executive Officers (“NEOs”) is in compliance with the executive share ownership guidelines. See Executive Share Ownership Status in the Compensation Discussion and Analysis section of this Circular for more information on share ownership of our current NEOs.

Prohibition on Hedging Cenovus employees and directors are prohibited from entering into financial derivative transactions which could result in profit from Cenovus’s share price falling. Prohibited transactions include purchasing financial derivatives, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset decreases in the market value of Cenovus securities granted or held, directly or indirectly, by the employee or director.

COMPENSATION PHILOSOPHY

The HRC Committee approves and reports to the Board on the Corporation’s compensation philosophy.

Our executive compensation philosophy demonstrates our executive compensation objectives including how we align executive interests with the interests of our shareholders. Specifically:

•	We pay for performance, reflecting both individual and corporate results that are aligned to our business strategy over the short and long-term as well as expected behaviours.

•	Our total compensation opportunity includes salary, annual and long-term incentives and benefits to support attraction, retention and engagement.

•	Our total direct compensation (“TDC”) is aimed at the 50th percentile of the Executive Compensation Peer Group for target performance with flexibility to provide superior pay for superior performance.

•	We differentiate individual total compensation based on capability, performance and potential.

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The following outlines the typical timing and key responsibilities of the HRC Committee in the determination of annual compensation for the Corporation’s NEOs:

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Executive Compensation Peer Group

Our Executive Compensation Peer Group is used to benchmark the compensation of the NEOs, representing companies with North American oil and gas or related operations of similar size and complexity, with which the Corporation competes for talent. The Executive Compensation Peer Group was determined by considering a number of factors including size, complexity of business, revenue, assets, market capitalization, enterprise value, total employees, geographic scope of operations and ownership structure.

The table below reflects Cenovus’s positioning relative to the Executive Compensation Peer Group in terms of 2020 revenue and market capitalization at December 31, 2020.

Company	2020 Revenue ($Billion)		Market Capitalization (as at December 31, 2020) ($Billion)		Total Enterprise Value (as at December 31, 2020) ($Billion)
Canadian Natural Resources Limited	16.9		36.1		58.8
Crescent Point Energy Corp.	1.5		1.6		4.0
Devon Energy Corporation	6.5	(1)	7.7	(2)	10.8	(2)
Enbridge Inc.	39.1		82.4		160.4
Husky Energy Inc.	13.3		6.3		14.1
Imperial Oil Limited	22.4		17.7		22.3
Marathon Oil Corporation	4.2	(1)	6.7	(2)	12.8	(2)
Murphy Oil Corporation	2.6	(1)	2.4	(2)	7.2	(2)
Ovintiv Inc.	6.1		4.8		15.0
Pembina Pipeline Corporation	6.2		16.6		31.1
Suncor Energy Inc.	24.7		32.6		52.4
TC Energy Corporation	13.0		48.6		102.8
50th percentile	9.7		12.1		18.7
Cenovus Energy Inc.(3)	13.2		9.5		18.5

Source: Bloomberg

Notes:

(1) U.S.	dollars converted to Canadian dollars at the 2020 average annual exchange rate of US $1.00 = CDN $1.34.
(2) U.S.	dollar values converted to Canadian dollars at December 31, 2020 exchange rate of US $1.00 = CDN $1.27.
(3) Data	reflects pre-closing of the Husky transaction.

In 2020, the HRC Committee undertook a thorough review of the Executive Compensation Peer Group and, given the consolidation in the Canadian oil and gas industry limiting the number of direct peers and that the talent market for executive talent was expanding to include other related industrial companies, determined that adjustments were required to more accurately reflect the market within which the Corporation competes for talent. The expansion beyond oil and gas companies was also seen as a positive approach that better considers broader market dynamics. Based on a review of the constituents of the Executive Compensation Peer Group relative to updated selection criteria, which includes Western Canadian industrial companies of similar size and scale, the HRC Committee approved the removal of Crescent Point Energy Corp. and Murphy Oil Corporation and the addition of ATCO Ltd., Nutrien Ltd. and Teck Resources Limited.

In 2021, the HRC Committee reconsidered the Executive Compensation Peer Group in light of the Husky transaction and the resulting changes to the Corporation’s size, scale and talent markets. Based on the review, the HRC Committee approved the removal of Devon Energy Corporation and Marathon Oil Corporation and the addition of two U.S.-based companies of similar size to Cenovus following the Husky transaction: Valero Energy Corp. and Hess Corporation. The revised Executive Compensation Peer Group will be used to benchmark the 2021 compensation of our NEOs.

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EXECUTIVE COMPENSATION PROGRAM DESIGN

ELEMENTS OF COMPENSATION

The following table illustrates the elements of our 2020 executive compensation program and how these elements work together to provide pay for performance and shareholder alignment.

	Total Direct Compensation				Indirect Compensation

Program	Base Salary	Annual Performance Bonus Maximum award level at two times target	Long-term Incentives		Benefits & Perquisites (including pension)

			Performance Share Units 50% Performance multiplier of zero to two times	Stock Options 50%(1)

Purpose	Intended to reflect individual capability and sustained performance in executing day- to-day accountabilities of the position.	Intended to reward individual and corporate performance achieved in the year.	Intended to reward achievement of longer-term Company performance and align interests with shareholders.		Intended to promote retention and provide long- term financial security.

Performance Period	Annual reviews	1 Year	3 Years	7 Year term

	Increases based on performance and market data	Payout at risk(2)			Low risk, financial security and retention focused

Notes:

(1)	For additional information on the Stock Option Plan, see Schedule A – Summary of Stock Option Plan, Husky Stock Option Plan and Additional Compensation Plan Information of this Circular.
(2)

The payout at risk for the President & Chief Executive Officer is 88 percent of the target total direct compensation, consisting of annual performance bonus and long-term incentives. 12 percent of total direct compensation consists of base salary. For the other NEOs, the average payout at risk is 79 percent of the target total direct compensation, consisting of annual performance bonus and long-term incentives, and 21 percent of the total direct compensation consists of base salary.

Base Salary

We determine the base salary of our executive officers annually based upon comparisons to the most recently available market data. We consider experience, scope of responsibilities, individual performance and strategic leadership over the course of the year.

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Annual Performance Bonus Award

The annual performance bonus rewards performance achieved in the year. It is made up of two components: corporate and individual performance. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are as follows:

Name & Principal Position	Target Award Opportunity (% of Salary)	Award Range (% of Target Award Opportunity)	Weighting (% of Target Award Opportunity)
			Corporate	Individual
Alexander J. Pourbaix President & Chief Executive Officer	125%		80%	20%
Jonathan M. McKenzie Executive Vice-President & Chief Financial Officer(1)	75%
Harbir S. Chhina Executive Vice-President & Chief Technology Officer(2)	70%	0-200%
J. Drew Zieglgansberger Executive Vice-President, Strategy & Corporate Development(3)	70%		70%	30%
Alan C. Reid Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel(4)	65%

Notes:

(1)

Until December 31, 2020, Mr. McKenzie held the role of Executive Vice-President & Chief Financial Officer. He was appointed Executive Vice-President & Chief Operating Officer effective January 1, 2021.

(2)

Until December 31, 2020, Mr. Chhina held the role of Executive Vice-President & Chief Technology Officer. He was appointed Chief Technology Officer effective January 1, 2021, and ceased to be an executive officer.

(3)

Until December 31, 2020, Mr. Zieglgansberger held the role of Executive Vice-President, Strategy & Corporate Development. He was appointed Executive Vice-President, Upstream – Conventional & Integration effective January 1, 2021.

(4)

Until December 31, 2020, Mr. Reid held the role of Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel. He was appointed Transition Advisor effective January 1, 2021, and ceased to be an executive officer.

Corporate Component of Annual Performance Bonus Award: Corporate Scorecard The corporate component of the annual performance bonus award is assessed based on the corporate scorecard which includes performance measures in the areas of safety and environment, operational, and financial. The performance measure categories are intended to focus performance on important elements of our business and strategy, while observing Cenovus’s corporate risk policies. Targets are set within defined performance ranges based on the capital and operating budget approved by the Board for the year.

Following the end of the financial year, Cenovus’s corporate performance is assessed by the HRC Committee and the Board. The sum of the performance score for each measure with the respective weightings applied results in an overall corporate performance score between zero and 200 percent and is recommended by the HRC Committee to the Board for approval. From time to time, the HRC Committee and the Board may exercise discretion with respect to the corporate performance score, where considered appropriate based on the specific circumstances. See 2020 Annual Performance Bonus Awards section of this Circular for details specific to 2020.

Individual Component of Annual Performance Bonus Award For each calendar year, all of our employees, including our executive officers, identify specific goals and objectives that are outlined in their individual annual performance agreements. The goals and objectives align with our business plan and strategy, including environmental, social and governance (“ESG”) factors and objectives, and provide performance focus throughout the year. The President & Chief Executive Officer’s goals are set in consultation with the Board, and each remaining NEO’s goals are set in consultation with and approved by the President & Chief Executive Officer.

The HRC Committee reviews and evaluates the President & Chief Executive Officer’s performance in light of these goals and objectives. The President & Chief Executive Officer reviews and evaluates the remaining NEOs. These assessments determine the percentage of the annual performance bonus award based on individual performance. The HRC Committee has continued the gradual downward recalibration of the individual component of the annual performance bonus for the general employee population, including our executives.

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Board Discretion in Determining Annual Performance Bonus Awards From time to time, the Board may exercise discretion to adjust the President & Chief Executive Officer’s annual performance bonus award and, similarly, the HRC Committee may exercise discretion to adjust the other NEOs’ annual performance bonus awards, where considered appropriate, based on the specific circumstances. See 2020 Executive Compensation Decisions – 2020 Annual Performance Bonus Awards section of this Circular.

Long-Term Incentives

Our Long-Term Incentive (“LTI”) program is designed to align the interests of our executive officers and employees with our shareholders. Executives are required to hold a significant equity interest in the Corporation through our executive share ownership guidelines (see Compensation Risk Oversight – Executive Share Ownership Guidelines in the Compensation Governance section of this Circular). In addition to the intrinsic share price performance risk contained within equity-based incentives, we believe it is important to include additional performance measures that will determine eligibility for vesting.

LTIs are granted on an annual basis, in conjunction with our annual compensation cycle, taking into consideration competitive market data, individual performance, prior grants, and potential and retention, as required. The Board reserves the right to exercise discretion in determining the amount granted. The types of LTIs we provide to our NEOs, as well as key plan terms for each type of LTI are reflected in the following table.

Key Terms	Stock Options (“Options”)(1)	Performance Share Units (“PSUs”)
Term	7 years	3 years
Description	Options to acquire Common Shares	Whole share units subject to performance criteria
Primary Objective	Align interests with share price performance	Aligns interests with share price performance and rewards performance of specific objectives
Performance Measures	Value accrues when the Common Share price exceeds the exercise price	Vesting determined by relative total shareholder return (“RTSR”) performance for the 2018 and 2020 PSU grants. The 2019 PSU grant is based on RTSR and Net Debt
Vesting	Three-year vesting: 30 percent on the first anniversary of the grant date, 30 percent on the second anniversary of the grant date and 40 percent on the third anniversary of the grant date	See “Performance Share Units” below for a further description of vesting for PSUs
Payout	On exercise, the option to acquire Common Shares at the price determined at the time of grant or receive in cash the realized value accrued over the exercise price	Paid in cash or Common Shares based on the volume weighted average trading price of the Common Shares on the TSX for five trading days prior to the end of the performance period

Note:

(1)	For additional information on the Stock Option Plan, see Schedule A – Summary of Stock Option Plan, Husky Stock Option Plan and Additional Compensation Plan Information of this Circular.

Prior to its acquisition by Cenovus, Husky granted options to its officers and employees to purchase common shares of Husky (“Husky Options”) pursuant to an incentive stock option plan dated November 16, 2018 (the “Husky Stock Option Plan”). As a result of the Corporation’s acquisition of Husky, any Husky Options outstanding immediately prior to the acquisition on January 1, 2021 were transferred to Cenovus in exchange for options to purchase Common Shares (“Replacement Options”) equal to the number of Husky common shares that were issuable upon exercise of such Husky Options immediately before their transfer multiplied by 0.7845 and rounded down to the nearest whole share. Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options transferred to Cenovus were concurrently cancelled. Although no new Replacement Options or any other options will be granted under the Husky Stock Option Plan, the Replacement Options will vest and may be exercised until all Replacement Options are exercised, expired, or terminated in accordance with the Husky Stock Option Plan, at which point the Husky Stock Option Plan will be terminated. For additional information on the Husky Stock Option Plan, see Schedule A – Summary of Stock Option Plan, Husky Stock Option Plan and Additional Compensation Plan Information of this Circular.

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Performance Share Units

We grant performance-based long-term incentives in the form of Performance Share Units (“PSUs”), as described in the table above. PSUs become eligible to vest after a combination of one-year and three-year performance periods. In all instances payout only occurs after three years, provided that all performance periods in a PSU grant that are eligible to vest become vested. Details of the performance measures and performance periods are outlined in the table below:

Grant	Measures	Performance Period	Weighting	Vesting Period
2018	2018 RTSR	January 1, 2018 to December 31, 2018	20%	3 Years
	2019 RTSR	January 1, 2019 to December 31, 2019	20%
	2020 RTSR	January 1, 2020 to December 31, 2020	20%
	3 Year RTSR	January 1, 2018 to December 31, 2020	40%
2019	2019 RTSR	January 1, 2019 to December 31, 2019	10%	3 Years
	2020 RTSR	January 1, 2020 to December 31, 2020	10%
	2021 RTSR	January 1, 2021 to December 31, 2021	10%
	3 Year RTSR	January 1, 2019 to December 31, 2021	40%
	Net Debt	As at December 31, 2021	30%
2020	2020 RTSR	January 1, 2020 to December 31, 2020	10%	3 Years
	2021 RTSR	January 1, 2021 to December 31, 2021	10%
	2022 RTSR	January 1, 2022 to December 31, 2022	10%
	3 Year RTSR	January 1, 2020 to December 31, 2022	70%

Dividend equivalents are credited in the form of additional PSUs consistent with dividends declared on Common Shares. PSUs that do not vest at the end of the three-year performance period are not paid out and are cancelled.

PSU Performance Criteria – Relative Total Shareholder Return Relative total shareholder return (“RTSR”) is calculated based on the percentile ranking of the Corporation’s TSR to the PSU peer group below (the “PSU Peer Group”) over the applicable performance period. The percentile ranking in turn determines a score (the “Performance Score”) for the performance period. TSR is calculated using the volume weighted average trading price of a Common Share on the TSX (the “VWAP Share Price”) for the last 30 days of the performance period, less the VWAP Share Price for the 30 trading days prior to the start of the three-year performance period, plus dividends paid during the performance period, divided by the VWAP Share Price for the 30 trading days prior to the start of the performance period. Following the completion of the Husky transaction on January 1, 2021, the Cenovus PSU Peer Group was revised and will apply to certain portions of the outstanding PSU grants. The following outlines the Original and Revised Cenovus PSU Peer Group as they apply to 2018, 2019 and 2020 PSU grants.

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	Original PSU Peer Group	Revised PSU Peer Group
Characteristics	• Upstream energy producers • Commodity price exposure • Market capitalization less than $50 billion • Canadian operations • Compete for the same investor dollars

•   Upstream and/or integrated energy producers (excluding pure-shale)

•   Commodity price exposure

•   Enterprise value >$10 billion

•   North American/Global operations

•   Compete for the same investor dollars

Companies

Apache Corporation

Canadian Natural Resources Limited

Crescent Point Energy Corp.

Devon Energy Corporation

Husky Energy Inc.

Imperial Oil Limited

Marathon Oil Corporation

MEG Energy Corp.

Murphy Oil Corporation

Ovintiv Inc.

Suncor Energy Inc.

Apache Corporation BP Plc. Canadian Natural Resources Limited Chevron Corporation ConocoPhillips Devon Energy Corporation Hess Corporation Imperial Oil Limited Ovintiv Inc. Suncor Energy Inc.
Applicable Years	1 year RTSR 2018, 2019 and 2020 (2018, 2019 and 2020 PSU Grant) 3 year RTSR 2018-2020 (2018 PSU Grant) 3 year RTSR 2019-2021 (2019 PSU Grant)	1 year RTSR 2021 (2019 and 2020 PSU Grant) 1 year RTSR 2022 (2020 PSU Grant) 3 year RTSR 2020-2022 (2020 PSU Grant)

The RTSR performance score for the relevant performance period, is determined as follows:

Performance Level	RTSR Performance Criteria	Performance Score(1)
Minimum Performance	Less than 25th percentile	0.0
Threshold Performance	25th percentile or greater but less than 50th percentile	0.25
Target Performance	50th percentile or greater, but less than 75th percentile	1.0
Maximum Performance	75th percentile or greater	2.0

Note: (1) Payout is based on interpolation between the 25th and the 75th percentile.

Beginning in 2021, the maximum performance score of 2.0 for PSUs will require RTSR performance at the 90th percentile or higher.

PSU Performance Criteria – Net Debt In addition to RTSR, the 2019 PSU Grant also has a Net Debt performance criteria. Following the Husky transaction, the Net Debt performance criteria was revised to reflect the combined entity. See “Advisory – Non-GAAP Measures”. The following outlines the original and revised net debt performance criteria:

Performance Level	Original Net Debt Criteria	Revised Net Debt Criteria	Performance Score(1)
Minimum Performance	>$ 7.0 Billion	>$12.5 Billon	0.0
Threshold Performance	$7.0 Billion	$12.5 Billion	0.25
Target Performance	$6.5 Billion	$12.0 Billion	1.0
Maximum Performance	$5.5 Billion	$11.0 Billion	2.0

Note: (1) Payout is based on interpolation between the performance levels.

The resulting RTSR performance score, and Net Debt performance score (for the 2019 PSU Grant only), determine the number of PSUs eligible to vest.

The HRC Committee determines the PSU Performance Criteria, Performance Scores and any associated payout. Payment for PSUs that become eligible to vest is not made until after the end of the three-year performance period.

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20 for 20 Incentive Plan On February 13, 2019 (the “Effective Date”), Cenovus launched a one-time incentive program designed to drive significant value creation for shareholders and enhance employee retention. Under this program, if, at any time within five years from the Effective Date, the closing price of the Common Shares on the TSX reached or exceeded $20 for 20 consecutive trading days (the “Price Condition”), Cenovus would pay a one-time cash award to each eligible employee equal to their annual base salary.

All employees, other than the President & Chief Executive Officer, were eligible for the program and new employees were eligible for a pro-rated award based on the date their employment commenced. The 20 for 20 Incentive Plan was closed for participation by any new employee in 2020. This program has been cancelled effective February 2021 and replaced by an incentive program for non-executive employees. All possible awards under this program have been cancelled and forfeited without any payment by Cenovus of further rights or entitlements to the employee.

Retirement and Pension Benefits

Our retirement program is intended to provide long-term financial security and support retention of our employees, including our executive officers. We believe it is important to provide for the future retirement of our employees and executive officers through retirement and pension benefits.

Cenovus’s Canadian Pension Plan, which includes both a Defined Benefit option (the “DB Plan”) and a Defined Contribution option (the “DC Plan”), is a registered pension plan. Our employees, including our executive officers, participate in either the DB Plan or DC Plan. As of January 1, 2019, the DB Plan was closed to new hires.

Under the DB Plan, pension benefits are based on two percent of final average pensionable earnings multiplied by the number of years of membership in the DB Plan. The normal retirement age is 70. Employees may take their pension as early as age 60 with pension benefits reduced by three percent per year. There is no reduction in benefits for retirement between age 65 and 69.

In the DC Plan, employer contributions are made into individual employee accounts equal to eight percent of pensionable earnings for all DC Plan participants including Mr. Pourbaix, President & Chief Executive Officer. Each employee individually manages the investment of their account balances from a variety of investment options made available by Cenovus.

Pensionable earnings include base salary plus annual performance bonus capped at 40 percent of salary for our NEOs. For non-executive employees, annual performance bonus is not included in pensionable earnings.

We pay pension benefits under our DB Plan and our DC Plan up to the permitted levels for registered pension plans under the Income Tax Act (Canada). Additional pension benefits are payable from the Cenovus Energy Inc. Canadian Supplemental Pension Plan.

Other Compensation

To achieve a competitive total compensation package, we provide additional benefits at a level competitive with market practice. The other compensation that we provide include an annual allowance, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to five percent of base salary and health and wellness services.

Retention Bonuses During and as a result of the Husky transaction, Cenovus established an employee retention program with respect to certain critical employees to, among other things, ensure that Cenovus retains key personnel to complete the Husky transaction, successfully integrates the businesses of Cenovus and Husky, and achieves the anticipated synergies and other benefits intended to be realized as a result of the business combination. Payments under the program were contingent on the successful close of the Husky transaction and are expected to be made to participants between six and 12 months following the date of the Husky transaction. Neither Messrs. Pourbaix nor McKenzie were eligible to participate in the program. Each of Messrs. Chhina, Reid and Zieglgansberger are participating in the retention program and may receive cash payments up to $650,000, $520,000, and $610,000, respectively, if they meet all of the criteria of the retention program.

Husky Transaction Awards To reward the significant efforts in effecting the Husky transaction, Cenovus established a special incentive award for certain employees across both legacy companies. Eligible employees could receive up to their target bonus, depending on the employee’s respective level of contribution to the Husky transaction. The awards are a one-time cash payment for eligible non-executive employees, and a 2021 RSU grant for eligible executives that vests after one year. Messrs. Pourbaix, McKenzie, Reid and Zieglgansberger each received an RSU grant award in 2021 equal to 1.0x their annual performance bonus target for their contributions to the Husky transaction.

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2020 EXECUTIVE COMPENSATION

2020 NAMED EXECUTIVE OFFICERS

The following are our Named Executive Officers (or “NEOs”) for 2020:

Alexander J. Pourbaix	President & Chief Executive Officer
Jonathan M. McKenzie	Executive Vice-President & Chief Financial Officer(1)
Harbir S. Chhina	Executive Vice-President & Chief Technology Officer(2)
Alan C. Reid	Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel(3)
J. Drew Zieglgansberger	Executive Vice-President, Strategy & Corporate Development(4)

Notes:

(1)

Until December 31, 2020, Mr. McKenzie held the role of Executive Vice-President & Chief Financial Officer. He was appointed Executive Vice-President & Chief Operating Officer effective January 1, 2021.

(2)

Until December 31, 2020, Mr. Chhina held the role of Executive Vice-President & Chief Technology Officer. He was appointed Chief Technology Officer effective January 1, 2021, and ceased to be an executive officer.

(3)

Until December 31, 2020, Mr. Reid held the role of Executive Vice-President, Stakeholder Engagement, Safety, Legal & General Counsel. He was appointed Transition Advisor effective January 1, 2021, and ceased to be an executive officer.

(4)

Until December 31, 2020, Mr. Zieglgansberger held the role of Executive Vice-President, Strategy & Corporate Development. He was appointed Executive Vice-President, Upstream – Conventional & Integration effective January 1, 2021.

For the purpose of this Circular and the discussion below, “Named Executive Officer” means any one of the five Named Executive Officers and total direct compensation includes base salary, annual performance bonus, and long-term incentive awards for a performance year.

2020 EXECUTIVE COMPENSATION DECISIONS

The decisions made for the 2020 compensation of our President & Chief Executive Officer and the other NEOs as described in this Circular are based on our compensation philosophy to pay for performance and to align the interests of the NEOs with the interests of our shareholders, while balancing objectives of market competitiveness and retention. Cenovus continues with a prudent approach to executive compensation in response to market volatility, continuing market access challenges, and share price performance. Total direct compensation remains targeted at the 50th percentile of our Executive Compensation Peer Group.

Base Salaries

Mr. Pourbaix’s base salary was increased to $1,100,000, which is placed between the 25th and 50th percentile of the Executive Compensation Peer Group. Mr. Zieglgansberger’s salary was increased 2 percent while the 2020 base salaries for Messrs. McKenzie, Chhina, and Reid were unchanged. Effective May 1, 2020, Cenovus implemented rollbacks on base salary in excess of $100,000 to demonstrate commitment to ensuring Cenovus’s resiliency through the economic downturn. Mr. Pourbaix’s base salary in excess of $100,000 was reduced by 25 percent and other executive team members’ salaries in excess of $100,000 were reduced by 15 percent. Full salaries were reinstated and the rollbacks were lifted on November 1, 2020 given the improvement of oil prices.

2020 Annual Performance Bonus Awards

The annual performance bonus rewards individual and corporate performance achieved in the year. The target opportunity is aligned to the 50th percentile of the Executive Compensation Peer Group. The target annual performance bonus award opportunity, payout range, and weightings for the NEOs are described under Executive Compensation – Elements of Compensation.

As described under Executive Compensation – Elements of Compensation, corporate performance is assessed by the HRC Committee and the Board using the corporate scorecard. The 2020 corporate scorecard (the “Corporate Scorecard”) maintains the same overarching performance categories and weightings as the previous year. The Corporate Scorecard is designed to be easy to understand for both shareholders and employees and drive organizational efforts towards generating shareholder value. The performance measures are weighted to balance emphasis on safety and environment, operating and financial areas. Targets and ranges of performance were set for each measure, based on the Corporation’s 2020 pre-COVID-19 pandemic strategy and business plan. The Board’s assessment of the Corporation’s performance relative to the 2020 Corporate Scorecard targets is shown in the following table.

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2020 Corporate Scorecard
Performance Measure	Weighting	Target	Actual Reported Results	2020 Corporate Scorecard Adjusted Results	Weighted Score
Safety & Environment	15%
Total recordable incident frequency	2.5%	0.22	0.25	–	1%
Significant incident frequency	5%	0.12	0.01	–	10%
Process safety performance (events)(1)	5%	<2 Tier One ≤6 Tier Two	1 1	–	9%
Oil sands emissions intensity (CO2e/BOE)	2.5%	54.81	52.01	–	4%
Operating	50%
Production (MBOE/d)	20%	488	472	–	0%
Upstream non-fuel operating costs ($/BOE)	20%	6.29	6.04	–	40%
Capital spending ($ millions)	10%	1,431	841	–	20%
Financial	35%
Non-rent G&A ($/BOE)(2)(3)	5%	1.19	1.13	–	8%
Free funds flow ($ millions)(2)(4)	15%	1,590	(594)	–	0%
Net Debt to Adjusted EBITDA(2)	15%	1.7	11.9	–	0%
2020 Corporate Score					92%

Notes:

(1)

Tier One Process Safety Event – All major scale events that involve a process release that lead to a lost time injury, a fatality, a fire or an explosion resulting in damages greater than $100,000 or a highly toxic/combustible release above Tier One Threshold.

Tier Two Process Safety Event – All moderate scale events that involve a process release that lead to medical treatment, a fire or an explosion resulting in damages greater than $2,500 or a highly toxic/combustible release above the Tier Two Threshold (and below Tier One Threshold).

(2)	This is a non-GAAP measure and additional information is in the Advisory section at the end of this Circular.
(3)	Excludes LTI, severance and Husky transaction costs.
(4)	For the purposes of the 2020 Corporate Scorecard, it was determined at the start of the year that free funds flow would not include any actual proceeds from acquisition and divestiture activity.

The Corporate Scorecard results are reviewed by the HRC Committee and recommended to the Board for approval. The Corporate Scorecard calculation was 92 percent for 2020. In assessing 2020 performance, the HRC Committee and the Board considered significant challenges including the COVID-19 pandemic and the effects of oil production output decisions by the Organization of Petroleum Exporting Countries (“OPEC”) and on-OPEC members, primarily Saudi Arabia and Russia, and determined not to apply discretion to the 2020 Corporate Score. A discussion of the Corporation’s 2020 performance can be found in the Corporation’s year-end news release and associated disclosure available on cenovus.com.

The President & Chief Executive Officer’s annual performance bonus award is measured based 80 percent on the corporate score and 20 percent on individual performance. Mr. Pourbaix’s 2020 individual performance rating was 105 out of 200 percent, resulting in a bonus award of $1,300,750, or 95 percent of target annual performance bonus award opportunity.

Key Results Considered in CEO 2020 Performance

•   Fostered culture of strong safety performance, supporting both Significant Incident Frequency and Process Safety events ahead of target, and significant improvement in Total Recordable Incident Frequency relative to 2019;

•   Demonstrated long-term vision and strategic thought in leadership through the successful completion of the Husky transaction which addressed the Corporation’s three strategic priorities, market access, cost structure and improving our break-evens, and an accelerated path to deleveraging;

•   Re-established Investment Grade credit ratings and demonstrated significant flexibility to preserve our balance sheet and liquidity through the weak commodity price environment in 2020;

•   Demonstrated strong and decisive leadership in the quick actions taken throughout the year to manage volatility, by adjusting production, reducing costs and utilizing curtailment credits to enhance margins; and

•   Established a capital allocation framework that addresses ESG risks in the portfolio and set ambitious ESG 2030 targets underpinned by a business plan to deliver on each of the targets.

Individual ratings for the other NEOs were each 105 out of 200 percent, resulting in annual performance bonus awards of 96 percent of the target annual performance bonus award opportunity.

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Long-Term Incentives

Decisions about 2020 LTI grants were made in February 2020. Mr. Pourbaix’s 2020 total grant value was $7.04 million and consisted of 50 percent Options and 50 percent PSUs (1,550,660 Options and 300,085 PSUs). Similarly, grants for the other NEOs consisted of 50 percent Options and 50 percent PSUs. The allocation has remained constant year-over-year. Aggregate values overall remain below the 50th percentile.

The 2018 PSUs completed vesting with a combined performance multiplier of 1.4860 and were paid in 2021. The grant was based on RTSR performance over four periods which is summarized in the table below:

Performance Period	Weighting	Cenovus TSR	RTSR Performance	Performance Multiplier
January 1, 2018 to December 31, 2018	20%	-14%	44th percentile	0.81
January 1, 2019 to December 31, 2019	20%	25%	100th percentile	2.00
January 1, 2020 to December 31, 2020	20%	-41%	37th percentile	0.62
January 1, 2018 to December 31, 2020	40%	-35%	77th percentile	2.00

CEO Pay Opportunity vs. Realizable Pay

Alignment of our President & Chief Executive Officer’s compensation experience to the experience of our shareholders is illustrated in the following table, comparing the grant date pay opportunity of TDC (as reflected in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular) relative to the realizable TDC, which fluctuates based on the share price (measured as of December 31, 2020). The table also compares the realizable value of $100 of granted pay to the President & Chief Executive Officer in relation to the value of $100 invested in Common Shares over the same periods. Mr. Pourbaix was appointed President & Chief Executive Officer on November 6, 2017, and therefore the following table reflects Mr. Pourbaix’s total direct compensation beginning in 2018, the first full year of his leadership with Cenovus.

Period	CEO TDC Pay Opportunity(1)	CEO Realizable Pay TDC(2)	Performance Period	Value of $100
				President & CEO(3)	Shareholder Cumulative Value(4)
2020	9,302,203	4,644,396	2019-12-31 to 2020-12-31	50	60
2019	8,839,992	5,103,742	2018-12-31 to 2020-12-31	58	84
2018	6,379,993	4,779,801	2017-12-31 to 2020-12-31	75	71
2018-2020	24,522,188	14,527,939	2017-12-31 to 2020-12-31	59	71

Notes:

(1)

Represents base salary, annual performance bonus and grant date fair value of LTIs granted in the referenced year, as reported in the Summary Compensation Table in the Compensation Discussion and Analysis – Compensation Tables section of this Circular.

(2)

The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table), and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that were exercised as at or prior to December 31, 2020, if applicable; (ii) “in-the-money” attributed as at December 31, 2020 to Options that were granted in the referenced year that had not been exercised as at December 31, 2020, based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75; (iii) value attributed as at December 31, 2020 to PSUs granted in the referenced year that had not vested as at December 31, 2020, assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75; and (iv) value attributed as at December 31, 2020 to Restricted Share Units (“RSUs”) granted in the referenced year, which were not yet eligible for payout as at December 31, 2020, based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75.

(3)	Represents the realizable value to the President & Chief Executive Officer for each $100 awarded in the Summary Compensation Table for the period as indicated, and ending December 31, 2020.
(4)	Represents the cumulative value of a $100 investment in Common Shares made on the first trading day of the period indicated, assuming quarterly dividend reinvestment.

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Performance Graph

The following performance graph illustrates the cumulative TSR for Cenovus on the TSX of $100 invested in Common Shares of the Corporation over the period beginning January 1, 2015 and ending December 31, 2020 compared to $100 invested in the S&P/TSX Composite Index and the S&P/TSX Energy Index over the same period, assuming quarterly reinvestment of dividends. The average NEO total direct compensation pay opportunity in 2020 is essentially unchanged from 2015. The trend in average TDC Opportunity and Realizable TDC is strongly aligned with the shareholder experience, primarily due to the significant portion of variable-based compensation delivered through LTIs and annual performance bonus.

	2015	2016	2017	2018	2019	2020	Compounded Annual Growth Rate(2)
Cenovus Common Shares (TSX) ($)*	100	118	68	58	80	48	-13.5%
S&P/TSX Composite Index ($)*	100	121	132	120	148	156	9.3%
S&P/TSX Energy Index ($)*	100	135	126	103	125	927	-1.6%
S&P/TSX Capped Energy Index ($)*	100	140	125	92	100	66	-8.0%
Cenovus NEO Average TDC Pay Opportunity ($ thousands)(3)(4)	4,000	4,071	3,179	3,291	4,202	4,097	N/A
Cenovus NEO Average Realizable Pay TDC ($ thousands)(5)(6)	1,433	1,517	1,870	2,575	2,528	2,199	N/A

Notes:

*	Source: Bloomberg
(1)

In 2018, 2019 and 2020, our NEOs have only realized a portion of their pay opportunity; specifically, actual base salary paid, actual bonus paid, and Options that have vested for the 2018 and 2019 grant only. What is yet to be realized are the share-based awards and unvested Options, granted in the referenced year.

(2)	The compounded annual growth rate shown represents the time period from December 31, 2015 to December 31, 2020.
(3)

Represents average, for the named executive officers reported by Cenovus in the respective year of disclosure, of the sum of amounts reported in the “Salary”, “Share-based Awards”, “Option-based Awards”, and “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” columns of the Summary Compensation Table of the management information circular or management proxy circular (as applicable) in respect of the annual meeting of shareholders of Cenovus held in the year immediately following the date indicated.

(4)	The weighted average of the combined TDC for Mr. Pourbaix and Mr. Ferguson, our former President & Chief Executive Officer, is included in the average of the named executive officers for 2017.
(5)

Represents average realizable TDC of the named executive officers for the referenced year as reported in the Summary Compensation Table in the Management Information Circular of the Corporation for the referenced year. The realizable TDC includes base salary and annual performance bonus earned in the referenced year (as reported in the “Salary” and the “Non-Equity Incentive Plan Compensation – Annual Incentive Plan” columns of the Summary Compensation Table, and the LTIs granted in the referenced year valued as follows: (i) value (market price received less exercise price) of any Options that were granted in that year that

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were exercised as at or prior to December 31, 2020, if applicable; (ii) “in-the-money” attributed as at December 31, 2020 to Options that were granted in the referenced year that had not been exercised as at December 31, 2020, based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75; (iii) value attributed as at December 31, 2020 to PSUs granted in the referenced year that had not vested as at December 31, 2020, assuming performance at Target and related Performance Score of 1.0 times, and based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75; and (iv) value attributed as at December 31, 2020 to RSUs granted in the referenced year, which were not yet eligible for payout as at December 31, 2020, based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75.
(6)

The weighted average of the combined TDC for Mr. McKenzie and Mr. Ruste, our former Executive Vice-President  & Chief Financial Officer, is included in the average of the named executive officers for 2018.

COMPENSATION TABLES

Summary Compensation Table

The following table sets out the compensation paid to our NEOs for the years ended December 31, 2018, 2019 and 2020.

Name and Principal Position	Year	Salary ($)	Share- based Awards(1) ($)	Option- based Awards(2) ($)	Non-Equity Incentive Plan Compensation	Pension Value(4) ($)	All Other Compensation(5) ($)		Total Compensation ($)
					Annual Incentive Plans(3) ($)
Alexander J. Pourbaix	2020	961,458	3,519,997	3,519,998	1,300,750	108,917	100,879		9,511,999
President &	2019	1,000,000	2,874,994	2,874,998	2,090,000	112,000	94,325		9,046,317
Chief Executive Officer	2018	1,000,000	2,249,993	2,250,000	880,000	82,667	95,825		6,558,485
Jonathan M. McKenzie(6)	2020	587,500	1,249,996	1,249,998	449,531 (7)	254,332	75,128		3,866,485
Executive Vice-President &	2019	625,000	1,249,990	1,250,000	763,125	153,488	77,275		4,118,878
Chief Financial Officer	2018	460,938	2,249,998	1,249,999	402,324	33,334	1,059,185	(8)	5,455,778
Harbir S. Chhina	2020	610,625	747,494	747,500	436,345	244,860	78,967		2,865,791
Executive Vice-President &	2019	650,000	747,490	747,499	692,965	239,321	91,085		3,168,360
Chief Technology Officer	2018	650,000	747,498	747,498	444,080	261,925	91,085		2,942,086
Alan C. Reid	2020	490,375	769,594	769,598	324,142	186,735	77,734		2,618,178
Executive Vice-President, Stakeholder	2019	516,667	769,996	769,998	524,914	217,808	77,268		2,876,651
Engagement, Safety, Legal & General Counsel	2018	497,765	649,996	649,998	356,200	273,401	77,981		2,505,341
J. Drew Zieglgansberger	2020	571,958	884,489	884,499	409,493	236,191	76,342		3,062,972
Executive Vice-President,	2019	591,667	799,998	799,998	671,160	316,359	79,508		3,258,690
Strategy & Corporate Development	2018	547,144	599,999	599,998	413,270	346,608	77,268		2,584,287

Notes:

(1)

The fair value of share-based awards on the grant date is calculated based on the market value of the Common Shares on the grant date for PSUs, RSUs and DSUs, as applicable. The methodology used to calculate the fair value of share-based awards is the same as the value reported for accounting purposes.

(2)

The fair value of Option-based awards are calculated using the Black-Scholes-Merton valuation model for Options. Mr. McKenzie’s 2018 Option-based awards were granted on April 5, 2018. The grant date for all other Option-based awards was on the February date shown in the table below for the respective years. The assumptions and fair value for Options for the respective grant dates are set out below. The methodology used to calculate the fair value of Option-based awards is the same as the value reported for accounting purposes.

Grant Date	February 27, 2018	April 5, 2018	February 25, 2019	February 25, 2020
Common Share Price	$9.48	$11.01	$11.53	$11.73
Volatility	28.40%	28.73%	31.01%	29.74%
Expected Life	4.5 years	4.5 years	4.5 years	5.0 years
Risk-Free Rate	1.89%	1.94%	1.79%	1.19%
Grant Date Fair Value	$2.28	$3.14	$2.93	$2.27

(3)	Reflects the annual performance bonus award earned by the NEO in the noted year.
(4)

Pension value is the Compensatory Change shown in the Defined Benefit Pension Table or the Defined Contribution Pension Table. With respect to the DB Plan: the pension value includes the projected pension earned during the year adjusted by gains or losses on the NEO’s entire defined benefit obligation when actual earnings differ from estimated; pension values reported annually vary due to underlying discount rate changes and other assumptions; and the amounts shown do not reflect payments made to the NEO during the applicable year.

(5)

All Other Compensation represents an annual allowance of $39,600, parking, financial and retirement planning services, matching of personal contributions to an investment plan of up to five percent of base salary and health and wellness services.

(6)

Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed as Cenovus’s Executive Vice-President & Chief Financial Officer on May 1, 2018. Therefore, his 2018 compensation represents payment for approximately nine months of the year. Mr. McKenzie’s share-based awards for 2018 include a one-time award of RSUs with a fair value on the grant date of approximately $1,000,000, which represented a special grant on Mr. McKenzie’s hire by Cenovus, and an award of PSUs with a fair value on the grant date of approximately $1,250,000.

(7)	Mr. McKenzie elected to receive 100 percent of his 2020 annual performance bonus award in the form of DSUs.
(8)	Mr. McKenzie received a one-time signing bonus of $1,000,000 on his hire by Cenovus.

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Outstanding Option-based and Share-based Awards

The following table outlines certain information regarding all Option-based awards and share-based awards outstanding for the NEOs as at December 31, 2020. For further details, see Long-Term Incentives in the Executive Compensation Program Design section of this Circular.

	OPTION-BASED AWARDS						SHARE-BASED AWARDS
Name	Number of Securities Underlying Unexercised Options(1) (#)	Original Grant Date		Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(2) ($)	Number of Shares or Units of Shares That Have Not Vested(3) (#)	Market or Payout Value of Share- based Awards That Have Not Yet Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed(5) ($)
Alexander J. Pourbaix	1,550,660	25-Feb-2020		11.73	25-Feb-2027	0	819,012	6,347,344	578,546
	981,228	25-Feb-2019		11.53	25-Feb-2026	0
	986,842	27-Feb-2018		9.48	27-Feb-2025	0
	714,286	07-Nov-2017	(6)	14.27	07-Nov-2024	0
Jonathan M. McKenzie	550,660	25-Feb-2020		11.73	25-Feb-2027	0	437,924(8)	3,393,908(8)	–
	426,621 398,089	25-Feb-2019 05-Apr-2018	(7)	11.53 11.01	25-Feb-2026 05-Apr-2025	0 0
Harbir S. Chhina	329,295	25-Feb-2020		11.73	25-Feb-2027	0	216,483	1,677,743	–
	255,119	25-Feb-2019		11.53	25-Feb-2026	0
	327,850	27-Feb-2018		9.48	27-Feb-2025	0
	245,731	04-Apr-2017		14.95	04-Apr-2024	0
	245,731	02-May-2016		19.89	02-May-2023	0
	245,731	23-Feb-2015		22.22	23-Feb-2022	0
	245,731	19-Feb-2014		28.37	19-Feb-2021	0
Alan C. Reid	339,030	25-Feb-2020		11.73	25-Feb-2027	0	209,536	1,623,901	135,220
	262,798	25-Feb-2019		11.53	25-Feb-2026	0
	199,561	27-Feb-2018		9.48	27-Feb-2025	0
	154,147	04-Apr-2017		14.95	04-Apr-2024	0
	154,147	02-May-2016		19.89	02-May-2023	0
	62,849	23-Feb-2015		22.22	23-Feb-2022	0
	96,158	19-Feb-2014		28.37	19-Feb-2021	0
J. Drew Zieglgansberger	389,647	25-Feb-2020		11.73	25-Feb-2027	0	216,685	1,679,308	127,355
	273,037	25-Feb-2019		11.53	25-Feb-2026	0
	263,157	27-Feb-2018		9.48	27-Feb-2025	0
	154,147	04-Apr-2017		14.95	04-Apr-2024	0
	154,147	02-May-2016		19.89	02-May-2023	0
	62,849	23-Feb-2015		22.22	23-Feb-2022	0
	96,158	19-Feb-2014		28.37	19-Feb-2021	0

Notes:

(1)	The number of securities underlying unexercised Options includes both vested and unvested Options.
(2)	The value of unexercised “in-the-money” Options is based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75.
(3)

The number of shares/units of shares that have not vested includes the amount of PSUs granted to the NEOs in 2018, 2019 and 2020 plus the number of dividend equivalents credited in 2018, 2019 and 2020 associated with those PSUs granted, rounded to the next whole unit. The PSUs and associated dividend equivalents become eligible to vest based on achievement of RTSR for all outstanding PSU grants, and in the case of the 2019 PSU Grant, Net Debt, as discussed under Long-Term Incentives in the Executive Compensation Program Design section of this Circular and may not become eligible to vest and may be cancelled. The RSUs and associated dividend equivalents vest after three years in accordance with the provisions of the respective grant agreements.

(4)

The market or payout value of share-based awards that have not yet vested assumes target performance is achieved and is based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75 and the actual number of units (not rounded).

(5)

The market or payout value of vested share-based awards not paid out or distributed represents annual incentive plan amounts paid in the form of DSUs to Mr. Reid and Mr. Zieglgansberger upon promotion, and Mr. Pourbaix upon new hire and is based on the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75.

(6)	Mr. Pourbaix joined Cenovus on November 6, 2017. He received a stock option grant upon joining Cenovus.
(7)	Mr. McKenzie joined Cenovus on April 5, 2018 and was appointed as Cenovus’s Executive Vice-President & Chief Financial Officer on May 1, 2018. He received a stock option grant upon joining Cenovus.
(8)

Mr. McKenzie’s share-based awards include a one-time new-hire award of RSUs with a fair value on the grant date of approximately $1,000,000, and an award of PSUs with a fair value on the grant date of approximately $1,250,000.

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Incentive Plan Awards – Value Vested or Earned During the Year

This table provides the value of Option-based and share-based awards that vested during 2020 for each of the NEOs and the value of non-equity incentive plan compensation earned by each of the NEOs in 2020.

Name	Option-based Awards Value Vested During the Year(1) ($)	Share-based Awards Value Vested During the Year(2) ($)	Non-Equity Incentive Plan Compensation Value Earned During the Year(3) ($)

Alexander J. Pourbaix	189,473	1,617,200	1,300,750

Jonathan M. McKenzie	0	0	449,531	(4)

Harbir S. Chhina	62,947	502,251	436,345

Alan C. Reid	54,737	309,669	324,142

J. Drew Zieglgansberger	50,526	309,669	409,493

Notes:

(1)	The value vested during the year is calculated on the assumption that the NEO exercised the Option-based awards on the date they vested.
(2)	The value vested during the year is calculated as the number of PSUs and RSUs vested multiplied by the closing price of the Common Shares on the TSX on December 30, 2019 of $13.15.
(3)	Includes the amount of the annual performance bonus awards earned by the NEOs in 2020, as paid in 2021.
(4)	Mr. McKenzie elected to receive 100 percent of his annual performance bonus award in the form of DSUs.

Defined Benefit Plan Table

The following table outlines the estimated annual benefits, accrued pension obligations and compensatory and non-compensatory changes under the DB Plan.

Name	Number of Years of Credited Service (#)		Annual Benefits Payable ($)		Opening Present Value of Defined Benefit Obligation(1) ($)	Compensatory Change(2) ($)	Non- Compensatory Change(3) ($)	Closing Present Value of Defined Benefit Obligation(1) ($)
			At Year End	At Age 65

Alexander J. Pourbaix(4)	–		–	–	–	–	–	–

Jonathan M. McKenzie	1.50	(5)	23,016	196,911	134,878	254,332	60,320	449,530

Harbir S. Chhina	11.0833	(5)	201,716	276,032	3,051,493	244,860	294,005	3,590,358

Alan C. Reid	11.0833	(5)	140,154	177,038	2,318,721	186,735	330,458	2,835,914

J. Drew Zieglgansberger	11.0833	(5)	155,609	430,558	2,451,610	236,191	511,627	3,199,428

Notes:

(1)

The DB Plan obligation (as defined by Form 51-102F6 Statement of Executive Compensation) on the date specified is determined using the same methodology and assumptions disclosed in the notes to Cenovus’s consolidated financial statements for the year ended December 31, 2020.

(2)

Represents the projected pension earned for service during the year (service cost) net of employee contributions adjusted by gains or losses on the NEO’s entire DB Plan obligation when actual earnings differ from estimated. The amounts shown do not reflect payments made to the NEO during the year.

(3)	Includes interest on the DB Plan obligation for the period, employee contributions plus changes in the discount rate, inflation rate and other net experience as at December 31, 2020.
(4)	Mr. Pourbaix participates in the DC Plan option. His pension values are shown in the Defined Contribution Plan Table in this section.
(5)

Messrs. Chhina, Reid and Zieglgansberger elected to join the DB plan, when first eligible, with past service credited to December 1, 2009. Mr. McKenzie elected to join the DB plan effective July 1, 2019.

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Defined Contribution Plan Table

The following table outlines the change in value of DC Plan holdings in 2020.

Name	Accumulated Value at Start of Year ($)	Compensatory Change(1) ($)	Accumulated Value at Year End(2) ($)
Alexander J. Pourbaix(3)	217,788	108,917	361,834
Jonathan M. McKenzie(4)	78,167	–	86,517
Harbir S. Chhina(4)	660,276	–	795,856
Alan C. Reid(4)	330,425	–	384,111
J. Drew Zieglgansberger(4)	290,343	–	345,279

Notes:

(1)	Employer contributions made during the year ended December 31, 2020.
(2)	Includes investment performance during the year ended December 31, 2020.
(3)	Mr. Pourbaix joined the DC Plan option effective December 1, 2017.
(4)	Messrs. Chhina, McKenzie, Reid and Zieglgansberger are accruing benefits under the DB Plan and do not receive further contributions to the DC Plan.

Termination and Change of Control Benefits

We entered into change of control agreements with each of our NEOs. Cenovus has not entered into any other agreements with our NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination in light of common law principles.

Change of Control Benefits

The change of control agreements that have been entered with our NEOs provide for a “double trigger” for payment of severance benefits in the event of a change of control. First, a change of control (as defined in the agreement) must occur. Secondly, the employment of the executive officer must terminate (other than for cause, disability, retirement or death), which would include termination of the executive officer for the following specified reasons:

•	a material reduction in responsibilities or in salary, annual bonus, incentive plans and benefits;

•	a failure to pay any portion of current compensation (without consent);

•	a forced relocation;

•	the failure to obtain agreement from a successor to assume and perform the change of control agreement; and

•	the disposition of all or substantially all of the assets of Cenovus.

The change of control agreements with all of the NEOs provide for the following severance benefits, should both aspects of the double trigger be activated (i.e. a change of control and termination of employment):

•	A lump sum severance payment representing the amount of salary and bonus for a period of 24 months based upon the average of the bonus payments paid to the NEO over the preceding three-year period.

•	Other compensation which includes annual allowance, investment plan matching, financial and retirement planning services, and health and wellness services for a period of 24 months.

•	LTIs (Options, PSUs, RSUs and DSUs) vest in accordance with the terms of the respective grant agreement as follows:

○	all Options would immediately vest and be available for exercise for a period of 24 months or the date of expiry of the Option, whichever is earlier;

○

PSUs would vest immediately and be paid out with the number of vested PSUs calculated based on an achievement multiplier of one times the number of PSUs granted, unless a previously determined achievement multiplier has been determined;

○	any RSUs would vest immediately and be paid out; and

○	any DSUs would vest immediately and be paid out.

•	Pension benefits continue to accrue for a period of 24 months.

20 for 20 Incentive Plan

The now terminated one-time incentive program was designed to benefit all employees similarly, including all of our executive officers except the President & Chief Executive Officer. In the event of a change of control, payout would have occurred where:

•	the Price Condition has not yet been satisfied but the value attributed to the Common Shares pursuant to the change of control is at least $20 per Common Share, or

•	the Price Condition has been achieved but the time condition has not.

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- EXECUTIVE COMPENSATION -

This program has been cancelled effective February 2021, all possible awards under this program have been cancelled and forfeited without any payment by Cenovus of further rights or entitlements to the employee.

Long-Term Incentive Grant Agreements

For employees who are not party to a change of control agreement with the Corporation, the terms of the grant agreements applicable to each type of LTI on a change of control will apply such that Options will immediately vest and PSUs will become eligible and immediately vest based on target, meaning that the maximum number of PSUs will not vest but rather, one times the number of PSUs granted will vest in respect of any PSU grant for a performance period for which an achievement multiplier has not yet been determined. Starting in 2021, all LTI grants are subject to double-trigger change of control provisions.

Termination and Change of Control Benefits Table

The following table illustrates the estimated incremental payments, payables and benefits that would have been made to each of the NEOs pursuant to change of control agreements between the Corporation and each NEO, and pursuant to the Option Plan, our PSU Plan and our RSU Plan as a result of the triggering events identified below, in each case assuming that such event occurred on December 31, 2020.

The table does not include the value of payments, payables and benefits already available to the NEO at December 31, 2020, such as Options, PSUs and RSUs that had already vested at such date. As at December 31, 2020, there are no other agreements in place between the Corporation and any of our NEOs providing for incremental payments, payables or benefits on termination (whether voluntary, involuntary or constructive), resignation or retirement.

Name	Triggering Event	Payment ($)		Long-Term Incentives(1) ($)	Total ($)

Alexander J. Pourbaix	Termination Without Cause(2)(3)	–		–	–
	Termination With Cause(4)	–		–	–
	Change of Control	5,356,549	(5)	6,347,344	11,703,893
	Retirement/Resignation(6)	–		–	–
Jonathan M. McKenzie	Termination Without Cause(2)(3)	–		–	–
	Termination With Cause(4)	–		–	–
	Change of Control	2,906,009	(7)	3,393,908	6,299,917
	Retirement/Resignation(6)	–		–	–
Harbir S. Chhina	Termination Without Cause(2)(3)	–		–	–
	Termination With Cause(4)	–		–	–
	Change of Control	3,191,653	(7)	1,677,743	4,869,396
	Retirement/Resignation(6)	–		–	–
Alan C. Reid	Termination Without Cause(2)(3)	–		–	–
	Termination With Cause(4)	–		–	–
	Change of Control	2,817,269	(7)	1,623,901	4,441,170
	Retirement/Resignation(6)	–		–	–
J. Drew Zieglgansberger	Termination Without Cause(2)(3)	–		–	–
	Termination With Cause(4)	–		–	–
	Change of Control	2,857,688	(7)	1,679,308	4,536,996
	Retirement/Resignation(6)	–		–	–

Notes:

(1)

The value of Long-Term Incentives is calculated by multiplying the number of Options that would vest on a change of control by the difference between the grant price and the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75, and then adding the number of PSUs and RSUs that would vest on a change of control multiplied by the closing price of the Common Shares on the TSX on December 31, 2020 of $7.75. No accelerated vesting occurs under other triggering events listed.

(2)	Represents termination of the employment of the NEO by Cenovus other than for cause.
(3)

Cenovus has not entered into any agreements, other than the change of control agreements, with the NEOs providing for pre-determination of any payments in connection with termination of employment; any specific payments in connection with termination without cause would be determined at the time of termination, in accordance with common law principles.

(4)	Represents termination of the employment of the NEO by Cenovus for cause.
(5)

Includes the incremental value of pension benefits. Mr. Pourbaix would be compensated based on an additional 24 months of pensionable service in the DC Plan. The incremental lump sum pension value is equal to eight percent of annual base salary plus bonus (capped at 40 percent of base salary) over the 24 months of additional service.

(6)	Represents voluntary retirement or voluntary resignation of the NEO.
(7)

Includes the incremental value of pension benefits. Pensionable earnings during the 24 month period is based on annual base salary plus the average of the annual performance bonus (capped at 40 percent of salary) in the three-year period preceding the change of control and termination of employment. The early retirement reduction factor applicable under the Cenovus Energy Inc. Canadian Supplemental Pension Plan is calculated at the age the executive would have attained at December 31, 2022. This incremental lump sum pension value is equal to the difference between the actuarial present values of the executive’s pension, as modified, less the accrued pension, unmodified, using the commuted value basis for the DB Plan as of December 31, 2020. The discount rates used are 1.4 percent for ten years and 2.9 percent thereafter.

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- EXECUTIVE COMPENSATION -

In addition to the foregoing, under our now terminated 20 for 20 Incentive Program, each of the NEOs, except the President & Chief Executive Officer, would have been entitled to receive their respective award amount: (i) in the event of a change of control that satisfies the entitlement conditions, or (ii) in the event of termination of their employment at any time after the Price Condition has been satisfied and prior to satisfaction of the time condition provided that the termination of such individual’s employment was for reason(s) other than performance. In the event such circumstance occurred on December 31, 2020 and the applicable condition(s) had also been satisfied as of such date, the Award Amounts payable to each eligible NEO, respectively, would be as follows: Mr. McKenzie – $625,000; Mr. Chhina – $650,000; Mr. Reid – $520,000; and Mr. Zieglgansberger – $610,000.

Executive Share Ownership Status

Ownership guidelines for Cenovus’s executives are discussed under the heading Executive Share Ownership Guidelines in the Compensation Discussion and Analysis – Compensation Governance section of this Circular. The following table sets forth the share ownership guidelines and the value of the beneficial shareholdings of the NEOs as at March 1, 2021, unless otherwise noted.

Executive Share Ownership Summary
Name	Share Ownership Guideline (times annual base salary)	Value of Beneficial Shareholdings (1,2)	Share Ownership Multiple	Status
Alexander J. Pourbaix	6.0	$10,960,964	9.96	In compliance
Jonathan M. McKenzie	3.0	$2,427,857	3.88	In compliance(3)
Harbir S. Chhina(4)	3.0	$12,938,258	26.95	N/A
Alan C. Reid(4)	3.0	$1,857,573	3.57	N/A
J. Drew Zieglgansberger	3.0	$2,178,337	3.57	In compliance(3)

Notes:

(1)

The value of beneficial shareholdings was determined using the greater of the average weighted purchase price in the case of Common Shares or the average weighted grant price in the case of DSUs and the share price at the time of measurement. In addition, beneficial holdings also include unvested tranches of performance share units wherein the performance for a period has been locked in valued at the greater of the grant price or the share price at the time of measurement.

(2)	These values do not include Common Shares acquired since December 31, 2020 as a result of Cenovus matching of personal contributions pursuant to the Corporation’s investment plan.
(3)	Messrs. McKenzie and Zieglgansberger have until April 5, 2023 and June 2, 2021, respectively, to achieve the guideline of 3.0 times annual base salary.
(4)

Messrs. Chhina and Reid ceased to be executive officers on January 1, 2021, and are no longer required to comply with executive share ownership guidelines. Each of Messrs. Chhina and Reid shareholdings are as at December 31, 2020, and both were in compliance with share ownership guidelines as at such time.

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Circular, no current or proposed director, executive officer or employee of Cenovus, or any former director, executive officer or employee of Cenovus, or any associate of any of the foregoing, is, or has been at any time during 2020, indebted to Cenovus or any of its subsidiaries, either in connection with the purchase of Cenovus’s securities or otherwise.

ADDITIONAL INFORMATION

There is no physical location for the Meeting. The Meeting will be held on Wednesday, May 12, 2021 at 1:00 p.m. (Calgary time) in a virtual-only format that will be conducted via live webcast accessible at https://web.lumiagm.com/445299876 and password “cenovus2021” (case sensitive). Detailed instructions about how to participate in the Meeting can be found under the heading, “Voting and Proxy – Questions and Answers”. Our financial information is contained in our audited consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2020.

If you have any difficulties accessing the Meeting, please visit our webcast provider’s Frequently Asked Questions page of their website at https://go.lumiglobal.com/faq, which also contains their virtual assistant “LumiBot”, or contact them directly at support@lumiglobal.com.

According to Canadian law, shareholder proposals can only be considered for the annual meeting of Common shareholders if they are submitted by a specific date. The final date by which Cenovus must receive shareholder proposals for the annual meeting of shareholders of Cenovus to be held in 2022 is December 14, 2021. Such proposals must also comply with all applicable provisions of the Canada Business Corporations Act and its regulations. All proposals should be sent by registered mail to the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5.

Cenovus’s by-laws incorporate advance notice provisions with respect to director nominations (the “Advance Notice By-Law”). The purpose of the Advance Notice By-Law is to provide shareholders with guidance on the process for nominating directors, ensure an orderly and efficient meeting process and provide all shareholders the opportunity to evaluate and review the proposed candidates. The Advance Notice By-Law applies to annual meetings of shareholders or a special meeting of shareholders that is called to elect directors, whether or not also called for other purposes, and may be waived by the Board.

Among other things, the Advance Notice By-Law sets deadlines for a certain number of days before a shareholders’ meeting for a shareholder to notify the Corporation of his, her or its intention to nominate one or more directors, and explains the information that must be included with the notice for it to be valid.

In the case of an annual meeting of shareholders, notice must be given to Cenovus not less than 30 days prior to the date of the meeting; provided, however, that if the meeting is to be held on a date that is less than 40 days after the date on which the first public announcement of the date of the meeting was made, notice shall be made not later than the close of business on the tenth day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice must be given not later than the close of business on the fifteenth day following the date on which the first public announcement of the date of the meeting was made. Unless Cenovus otherwise consents, no person nominated by a shareholder will be eligible for election as a director of the Corporation unless nominated in accordance with the Advance Notice By-Law. Shareholders should consult the full text of the Advance Notice By-Law, which is available on Cenovus’s profile on SEDAR at sedar.com and EDGAR at sec.gov, and on our website at cenovus.com.

Additional information concerning Cenovus, including financial information provided in our audited consolidated financial statements for the year ended December 31, 2020 and management’s discussion and analysis thereon, is available on the Corporation’s profile on SEDAR at sedar.com and EDGAR at sec.gov, and on our website at cenovus.com. Information on or connected to our website, even if referred to in this Circular, does not constitute part of this Circular. You may also send your request for copies of our financial statements and management’s discussion and analysis to the Corporate Secretary, Cenovus Energy Inc., 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5. Copies will be provided by the Corporation without charge to you.

Cenovus Energy Inc.	53	2021 Management Information Circular

- ADDITIONAL INFORMATION -

If you have any questions about the information contained in this Circular or require assistance in completing your proxy form or voting instruction form, please contact our strategic shareholder advisors and proxy solicitation agent, Kingsdale Advisors, toll-free in North America at 1-866-851-4179 or by email at contactus@kingsdaleadvisors.com.

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario M5X 1E2

Call Toll-Free (within Canada): 1-866-851-4179

Call Collect (outside North America): 1-416-867-2272

E-mail: contactus@kingsdaleadvisors.com

The contents and the sending of this Circular have been approved by the Board.

/s/ Gary F. Molnar

Gary F. Molnar

Corporate Secretary

Calgary, Alberta

March 15, 2021

Cenovus Energy Inc.	54	2021 Management Information Circular

SCHEDULE A SUMMARY OF STOCK OPTION PLAN, HUSKY STOCK OPTION PLAN AND ADDITIONAL COMPENSATION PLAN INFORMATION

ADDITIONAL INFORMATION ON THE STOCK OPTION PLAN

Eligibility Approved by shareholders in 2009, our Stock Option Plan was created to provide eligible employees with an incentive to achieve our longer-term objectives, to give suitable recognition to the ability and industry of persons who contribute to our success and to attract and retain persons of experience and ability by providing the opportunity to acquire an increased proprietary interest in Cenovus. Non-employee directors of Cenovus are not eligible to participate in the Stock Option Plan.

Insiders The number of Common Shares reserved for issuance at any time, to or for the benefit of our insiders (as defined in the TSX Company Manual), pursuant to all of our security-based compensation arrangements shall not exceed 10 percent of the number of Common Shares then outstanding, calculated on a non-diluted basis, and the aggregate number of Common Shares issued to insiders pursuant to all of our security-based compensation arrangements, within any one year period, shall not exceed 10 percent of the number of the Common Shares outstanding, calculated on a non-diluted basis.

Administration The HRC Committee is the administrator of the Stock Option Plan, with the authority to interpret its terms and any option agreement thereunder and the discretion to attach tandem stock appreciation rights (“TSARs”) or net settlement rights (“NSRs”) to Options. Subject to regulatory requirements, the terms, conditions and limitations of Options granted under the Stock Option Plan will be determined by the HRC Committee and set out in an option agreement.

Exercise Price The price for Common Shares that may be purchased through the exercise of Options shall be fixed by the HRC Committee for each Option but shall not be less than the “Market Value” of the Common Shares. Effective January 1, 2018, the Board approved an amendment to the definition of “Market Value” so that it is based on a volume weighted average trading price on an exchange for the prior five trading days (provided that at least a board lot of Common Shares has traded) instead of the closing price on the day of exercise. If a board lot has not traded, the average of the bid and ask prices on such a day will be used. This change is consistent with generally accepted governance best practices, including TSX recommendations, as it is considered less sensitive to trading irregularities than using a single trading day closing price. Shareholder approval was not sought for such amendment because it was approved by the Board in accordance with the specific amendments provision of the Stock Option Plan. The exercise price for Options granted prior to January 1, 2018 are to be at least the market price of the Common Shares at the grant date, calculated as the closing price of the Common Shares on the TSX on the last trading day preceding the date on which the option agreement granting the Option is made, or, if the Common Shares shall not have traded that day, on the next preceding day on which Common Shares were traded.

Vesting The HRC Committee has the right to determine at the time of grant whether a particular Option will be exercisable in whole or in part on different dates or for reasons other than the passage of time. Options generally vest 30 percent on the first anniversary, 30 percent on the second anniversary and 40 percent on the third anniversary of the grant.

Expiry Each Option (unless sooner terminated in accordance with the terms, conditions and limitations of the option agreement) shall be exercisable during such period, not exceeding seven years from the date the Option was granted, as the HRC Committee may determine.

TSARs Options may have associated TSARs which entitle the optionholder to surrender the right to exercise his or her Options to purchase a specified number of Common Shares and to receive cash or Common Shares (at our discretion) in an amount equal to the excess of the closing price of the Common Shares on the TSX on the last trading day preceding the date of exercise of the TSAR, over the exercise price for the Options, multiplied by the number of optioned Common Shares surrendered, less applicable withholdings. Where TSARs are exercised, the rights to the underlying Common Shares are forfeited and such number of Common Shares are returned to the Common Shares reserved and available for new Option grants.

Net Settlement Rights NSRs entitle the optionholder, in his or her sole discretion, to surrender the right to exercise the Options to purchase a specified number of Common Shares and to receive, in exchange, Common Shares. The optionholder will receive the number of Common Shares equal in value to the closing price of the Common Shares on the TSX on the last trading day preceding the date of surrender of the Options and contemporaneous exercise of the associated NSRs, less the grant price of the Option then multiplied by the number of Options surrendered, less applicable withholdings.

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- SCHEDULE A -

Cashless Exercise Optionholders are entitled to effect a cashless exercise of the optionholder’s vested and exercisable Options. Upon electing a cashless exercise, the optionholder shall exercise Options in exchange for the issuance of the number of Common Shares subject to the exercise, which Common Shares will immediately be sold by an arm’s-length third party broker on the stock exchange (the sale will settle two days after execution). Proceeds from the sale will be forwarded to Cenovus to pay the exercise price of the Options, and the balance (less withholding taxes and fees), will be paid as otherwise directed by the optionholder.

Adjustments Adjustments will be made to the exercise price of an Option, the number of Common Shares delivered to an optionholder upon exercise of an Option and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Options granted under the Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

Cessation of Entitlement Upon termination of employment unvested Options and vested Options that are not exercised or surrendered by the end of the Termination Exercise Period shall be forfeited. If a participant retires before attaining the age 60, unvested Options and vested Options that are not exercised or surrendered by the end of the retirement exercise period shall be forfeited. If a participant dies, any unvested Options that do not vest within 12 months of the participant’s date of death shall be forfeited.

Non-Assignable and No Rights as a Shareholder An Option may be exercised only by the optionholder and is not assignable, except on death or incapacitation. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Option or otherwise through the holding of Common Shares. Nothing in the Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of an Option expires during, or within ten business days following, a period when Option exercising is prohibited by Cenovus (the “Blackout Period”), then the exercise period of such Option will be extended to the date which is ten business days after the last day of the Blackout Period (the “Blackout Extension Period”), after which time such Option shall expire and terminate.

Amendments  – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Stock Option Plan in whole or in part; provided, however, no such amendment, suspension, discontinuance or termination may, without the consent of any optionholder, adversely alter or impair the rights under any Option previously granted. Any amendment to be made to the Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Stock Option Plan or a specific Option without further approval of the shareholders of Cenovus, examples of which include, but are not limited to:

(i)	extending or, in the event of a change of control, retirement, death or disability, accelerating the terms of vesting applicable to any Option or group of Options;

(ii)	altering the terms and conditions of vesting applicable to any Option or group of Options;

(iii)	changing the termination provisions of the Stock Option Plan or any Option, provided that the change does not provide for an extension beyond the original expiry date of such Option;

(iv)	accelerating the expiry date in respect of an Option;

(v)	determining the adjustment provisions pursuant to the Stock Option Plan (See Adjustments above);

(vi)	amending the definitions contained within the Stock Option Plan and other amendments of a “housekeeping” nature; and

(vii)	amending or modifying the mechanics of exercise of an Option or TSAR.

Amendments – Shareholder Approval Approval by shareholders of Cenovus will be required for amendments that relate to:

(i)	accelerating the terms of vesting applicable to any Option or group of Options other than in the event of a change of control, retirement, death or disability;

(ii)	any increase in the number of Common Shares reserved for issuance under the Stock Option Plan;

(iii)	any reduction in the grant price or cancellation and reissue of Options;

(iv)	any extension of the term of an Option beyond the original expiry date, except as permitted under the Blackout Extension Period;

(v)	any increase to the length of the Blackout Extension Period;

(vi)	the inclusion of non-employee directors, on a discretionary basis, as eligible participants;

Cenovus Energy Inc.	A-2	2021 Management Information Circular

- SCHEDULE A -

(vii)	any allowance for the transferability or assignability of Options other than for estate settlement purposes;

(viii)	amendments to the specific amendment provision of the Stock Option Plan; and

(ix)	amendments required to be approved by shareholders of Cenovus under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

ADDITIONAL INFORMATION REGARDING THE STOCK OPTION PLAN, HUSKY STOCK OPTION PLAN AND OUR EQUITY COMPENSATION PLANS

The following table provides certain details regarding the Stock Option Plan and Cenovus’s equity compensation plans as at December 31, 2020:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights ($) (b)	Number of securities remaining available for future issuance under option equity compensation plan (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	30,597,135	$18.52	26,725,856
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	30,597,135	$18.52	26,725,586

The Stock Option Plan is our only active compensation plan under which equity securities have been authorized for issuance.

As of December 31, 2020, there were an aggregate of 30,597,135 Options outstanding under the Stock Option Plan. As of 2011, Options with net settlement rights only have been granted.

Prior to its acquisition by Cenovus, Husky granted Husky Options to its officers and employees pursuant to the Husky Stock Option Plan. As a result of the Corporation’s acquisition of Husky, any Husky Options outstanding immediately prior to the acquisition on January 1, 2021 were transferred to Cenovus in exchange for Replacement Options equal to the number of Husky common shares that were issuable upon exercise of such Husky Options immediately before their transfer multiplied by 0.7845 and rounded down to the nearest whole share. Similarly, the exercise price for each Replacement Option was divided by 0.7845 and rounded up to the nearest whole cent. All Husky Options transferred to Cenovus were concurrently cancelled. Although no new Replacement Options or any other options will be granted under the Husky Stock Option Plan, the Replacement Options will vest and may be exercised until all Replacement Options are exercised, expired, or terminated in accordance with the Husky Stock Option Plan, at which point the Husky Stock Option Plan will be terminated.

On January 1, 2021, 18,883,446 Replacement Options were issued under the Husky Stock Option Plan and pursuant to the plan of arrangement involving Cenovus and Husky (the “Plan of Arrangement”). No additional Replacement Options or other options will be granted under the Husky Stock Option Plan, see “Additional Information on the Husky Stock Option Plan” for additional information.

As of March 15, 2021, the number of Common Shares held beneficially by Cenovus directors and executive officers, Common Shares held by employees under Cenovus’s savings plans, together with the total number of Common Shares reserved for issuance under employee option holdings, amount to approximately 90 million Common Shares, representing approximately 4.48 percent of outstanding Common Shares. In addition, directors, executive officers and employees held 1,593,996 DSUs, 7,363,131 PSUs and 6,535,494 RSUs.

Shares Reserved for Issuance A maximum of 64 million Common Shares have been reserved for issuance under the Stock Option Plan and 14,812,850 Common Shares have been reserved for issuance under the Husky Stock Option Plan, representing approximately 5.21 percent and 6.41 percent of the total number of outstanding Common Shares as at December 31, 2020 and January 1, 2021, respectively. There were 30,597,135 Options outstanding under the Stock Option Plan and 26,725,586 Options available for grant, representing approximately 2.49 percent and 2.17 percent, respectively, of the total number of outstanding Common Shares as at December 31, 2020. During the year ended December 31, 2020, an aggregate of 5,783,410 Options were granted pursuant to the Stock Option Plan, representing approximately 0.47 percent of the total number of outstanding Common Shares as at December 31, 2020. As of January 1, 2021, there were 14,812,850 Common Shares reserved for issuance under the Husky Stock Option Plan pursuant to Replacement Options, representing approximately 1.21 percent of the total number of outstanding Common

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- SCHEDULE A -

Shares as at January 1, 2021. No additional Replacement Options or other options will be granted pursuant to the Husky Stock Option Plan. Common Shares reserved for previously granted Options that expire or terminate without having been fully exercised may be reserved for a subsequent Option.

Burn Rate for Stock Option Plan for 2018, 2019 and 2020 In 2020, there were 5,783,410 Options granted, which resulted in a burn rate of 0.4706 percent; in 2019, there were 3,866,652 Options granted, which resulted in a burn rate of 0.3147 percent; and in 2018, there were 3,949,582 Options granted, which resulted in a burn rate of 0.3214 percent.

Burn Rate for Husky Stock Option Plan for 2018, 2019 and 2020 The burn rate of the Husky Options granted under the Husky Stock Option Plan was 0.61 percent in 2020, 0.42 percent in 2019, and 0.56 percent in 2018.

ADDITIONAL INFORMATION ON THE HUSKY STOCK OPTION PLAN

Under the plan of arrangement involving Husky, outstanding options under the Husky Stock Option Plan were transferred to Cenovus and Cenovus granted the former holders thereof Replacement Options, which, despite being exercisable for Common Shares, remain governed under the terms of the Husky Stock Option Plan. Options are governed by the terms of the Stock Option Plan.

Eligibility Pursuant to the Husky Stock Option Plan, Husky Options were granted from time to time to executive officers and other eligible employees of Husky (each an “Eligible Person”). Non-employee directors of Husky were not eligible to participate in the Husky Stock Option Plan. The Board will not be making any further grants of Replacement Options or other options under the Husky Stock Option Plan, see “Elements of Compensation – Long-Term Incentives”.

Insiders The maximum number of Common Shares which may be reserved for issuance pursuant to options granted to insiders under the Husky Stock Option Plan together with all other previously established or proposed share compensation arrangements, in aggregate, shall not exceed 10 percent of the total number of issued and outstanding Common Shares on a non-diluted basis.

Administration Unless otherwise directed by the Board, the HRC Committee will administer the Husky Stock Option Plan. In addition to administering the Husky Stock Option Plan, the HRC Committee is responsible for interpreting the Husky Stock Option Plan and determining all questions arising out of the Husky Stock Option Plan and any Replacement Option granted pursuant to the Husky Stock Option Plan and the Husky transaction.

Exercise Price The exercise price of Common Shares subject to a Replacement Option is equal to the exercise price per share of a Husky Option immediately prior to the effective time of the Husky transaction divided by 0.7845 and rounded up to the nearest whole cent. Husky Options outstanding immediately prior to the effective time of the Husky transaction were granted with an exercise price equal to the weighted average trading price per Husky common share on the TSX for the five trading days preceding the grant date.

Vesting Replacement Options vest as to one third on each of the first three anniversary dates of the grant date of the Husky Option in exchange for which the Replacement Option was granted.

Expiry The term of each Replacement Option is five years from the grant of the Husky Option in exchange for which the Replacement Option was granted.

Surrender in Lieu of Exercise Eligible Persons may surrender their Replacement Options in exchange for an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such Replacement Options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those Replacement Options. The fair market value of Common Shares is calculated as the closing price on the TSX of the Common Shares on the date on which board lots of Common Shares have traded on the TSX immediately preceding the date a holder of the Replacement Options provides notice to Cenovus that he or she wishes to surrender his or her Replacement Options in lieu of exercise.

Adjustments Adjustments will be made to the exercise price of a Replacement Option, the number of Common Shares delivered to an optionholder upon exercise of a Replacement Option, and the maximum number of Common Shares that may at any time be reserved for issuance pursuant to Replacement Options granted under the Husky Stock Option Plan in certain circumstances, such as a stock dividend, split, recapitalization, merger, consolidation, combination or exchange of Common Shares or other similar corporate change.

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Cessation of Entitlement Replacement Options terminate immediately upon the Eligible Person being dismissed from his or her employment with Cenovus for cause or resigning at Cenovus’s request or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of Cenovus) or upon being dismissed without cause.

Non-Assignable and No Rights as a Shareholder Replacement Options may be exercised only by the optionholder and are not assignable, except on death. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right of a shareholder unless acquired through the exercise of the Replacement Option or otherwise through the holding of Common Shares. Nothing in the Husky Stock Option Plan or in any option agreement confers or will confer on any optionholder any right to remain as an officer or employee of Cenovus or any of our subsidiaries.

Blackout Period If the exercise period of a Replacement Option expires during the period during a Blackout Period, then the exercise period of such Replacement Option will be extended to the date which is five business days after the last day of the Blackout Period, after which time such Replacement Option shall expire and terminate.

Amendments – Board Approval The Board may, at any time and from time to time, amend, suspend, discontinue or terminate the Husky Stock Option Plan in whole or in part. Any amendment to be made to the Husky Stock Option Plan is subject to the prior approval of the TSX. The Board has certain power and authority to approve amendments relating to the Husky Stock Option Plan or a specific Replacement Option without further approval of the shareholders of the Corporation, examples of which include, but are not limited to:

(i)

curing any ambiguity, error or omission in the Husky Stock Option Plan or to correct or supplement any provision of the Husky Stock Option Plan that is inconsistent with any other provision of the Husky Stock Option Plan;

(ii)	amendments necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;

(iii)	amendments respecting administration and eligibility for participation under the Husky Stock Option Plan;

(iv)	alterations, extensions or accelerations of the terms and conditions of vesting applicable to any Replacement Option;

(v)	accelerating the expiry date of any Replacement Option;

(vi)	determining the adjustments pursuant to the Husky Stock Option Plan;

(vii)	amendments to the definitions contained within the Husky Stock Option Plan;

(viii)	amendments or modifications to the mechanics of exercise of Replacement Options;

(ix)	changes to the termination provisions of a Replacement Option or the Husky Stock Option Plan which does not entail an extension beyond the original expiry date; or

(x)	amendments to the Husky Stock Option Plan of a “housekeeping nature”.

Amendments – Shareholder Approval Approval by shareholders of the Corporation will be required for amendments to the Husky Stock Option Plan that relate to:

(i)	reducing of the exercise price or extending of the expiry date of Replacement Options granted to insiders of the Corporation;

(ii)	amending the number of Common Shares issuable under the Husky Stock Option Plan;

(iii)	adding any form of financial assistance by the Corporation for the exercise of any Replacement Options;

(iv)	removing or increasing the insider participation limit; or

(v)	amending an amendment provision in the Husky Stock Option Plan.

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SCHEDULE B

CORPORATE GOVERNANCE

BOARD OF DIRECTORS – INDEPENDENCE OF BOARD MEMBERS

Our Board is responsible for determining, at least annually, whether or not each director is independent within the meaning set forth in NI 58-101. Generally, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Corporation that could reasonably be expected to interfere with the exercise of the director’s independent judgment. In its review, the Board considers and analyzes the existence, materiality and effect of all relationships of our directors with the Corporation, including business, family and other.

Mr. MacPhail, our current Board Chair, is independent, and our Board is currently composed of 12 directors, nine of whom are independent. Mr. Pourbaix, as our President & Chief Executive Officer, is not independent and is the only member of our Board who is also a member of Management. Based on input from Messrs. Fok and Sixt, the Board determined that they are not independent. Each of the Audit Committee, the HRC Committee and the Safety, Environment, Responsibility and Reserves Committee (the “SERR Committee”), is composed entirely of independent directors.

At Cenovus, the roles of Board Chair and President & Chief Executive Officer are separate. The Board Chair manages the affairs of the Board, including working with the President & Chief Executive Officer to ensure effective relations among directors, shareholders, other stakeholders and the public. A detailed description of the Board Chair’s key responsibilities is set out in the Chair of the Board of Directors and Committee Chair General Guidelines, which can be found at cenovus.com.

All Board and Committee meetings include a scheduled session with only independent directors and no members of Management present, to further facilitate open and candid discussion among independent directors.

BOARD OF DIRECTORS’ ROLE

The fundamental responsibility of our Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value, acting in the best interests of the Corporation and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board of Directors’ Mandate (the “Board Mandate”) sets out the key responsibilities of our Board in its stewardship and includes the primary responsibilities described below.

Chief Executive Officer Performance Our Board is responsible for appointing the President & Chief Executive Officer and monitoring the President & Chief Executive Officer’s performance against a set of mutually agreed upon corporate objectives directed at maximizing shareholder value.

Strategic Plan Our Board is responsible for the annual review and approval of our strategic plan. Key objectives of the strategic plan, as well as quantifiable operating and financial targets, and systems for the identification, monitoring and mitigation of principal business risks, are incorporated into the strategy review. Our Board discusses and reviews with Management all materials relating to the strategic plan and receives updates from Management on the strategic plan throughout the year. Management is required to seek our Board’s approval for any transaction considered to have a significant impact on our strategic plan.

Each year our Board conducts two separate strategy sessions with Management. The Board discusses with Management high level matters which, with a longer-term perspective, may affect our business. The sessions assist Management in its preparations for the development of the annual strategic plan.

Compensation Our Board approves the compensation of the President & Chief Executive Officer and of the executive officers. For a description of the process by which compensation for the Corporation’s named executive officers is determined, see the Compensation Discussion and Analysis section of this Circular.

Risk Management Cenovus is exposed to a number of risks through the pursuit of our strategic objectives. Some of these risks impact the oil and gas industry as a whole and others are unique to our operations. Our Board is responsible for annually adopting a strategic plan that takes into account the opportunities and risks of the business, for ensuring an adequate system of internal controls exists to identify our principal risks, including financial, operational, and reputational risks, and for ensuring adequate processes are in place to manage such risks. In accordance with this responsibility, the Board approves our Enterprise Risk Management Policy, and oversees the implementation of our enterprise risk management program which establishes a systematic process for identifying, measuring, prioritizing and managing risk across Cenovus. All risks are assessed for their potential impact as well as their likelihood of occurring through the use of a risk matrix and other standardized assessment tools. The Board receives regular risk reports and presentations from Management and provides oversight for risk management activities.

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Elements of risk oversight are delegated to each of the Audit Committee, HRC Committee, NCG Committee and SERR Committee, and are reported up to the Board. This structure facilitates having tailored expertise and perspective from committee members on risks relevant to the respective committee’s mandate and balances risk management across the Board and the committees.

Communications Our Board is responsible for approving communications policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

We provide detailed information on our business, operating and financial results in accordance with our continuous disclosure requirements under applicable securities laws. News releases and other prescribed documents are required to be filed on the electronic database maintained by the CSA known as SEDAR at sedar.com and the database maintained by the SEC known as EDGAR at sec.gov. These documents and other information are also available on our website at cenovus.com.

Our Board receives regular reports from Management on any key issues. Procedures to facilitate feedback from shareholders include the following:

(a)	meetings and communications with shareholders pursuant to the Board Shareholder Communication & Engagement Policy;

(b)	shareholders may send comments via email to investor.relations@cenovus.com;

(c)

a confidential and, where desired, anonymous Integrity Helpline to report concerns by email to integrity.helpline@cenovus.com, by telephone to 1-877-760-6766, or by written correspondence to our corporate offices at 225 – 6 Avenue S.W., P.O. Box 766, Calgary, Alberta, Canada, T2P 0M5; and

(d)	our transfer agent and registrar, Computershare, has a website www.computershare.com/CenovusEnergy and a toll-free number (1-866-332-8898) to assist shareholders.

Shareholders and other interested parties can communicate directly with any director, including our Board Chair, at the following address:

c/o Board of Directors

Cenovus Energy Inc.

225 – 6 Avenue S.W.

P.O. Box 766,

Calgary, Alberta, Canada T2P 0M5

Expectations of Directors The Board Mandate also sets out the expectations and business duties of the directors, including the expectation for directors to attend all meetings and the responsibility to ensure that Board materials are distributed to all directors in advance of regularly scheduled meetings to allow for sufficient review. Our Board has a Code of Business Conduct & Ethics for directors, officers, employees, contractors and consultants, and monitors compliance with the code, and approves any waivers of the code for officers and directors. For more information on our Code of Business Conduct & Ethics, see Ethical Business Conduct –Code of Business Conduct & Ethics in this Corporate Governance section of this Circular.

Corporate Governance Our Board is responsible for establishing an appropriate system of corporate governance, including policies and practices to ensure the Board functions independent from Management and to ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters. Our Board has established clearly defined limits with respect to Management’s authority. The NCG Committee is responsible for reviewing, reporting and providing recommendations for improvement to our Board with respect to all aspects of corporate governance.

The Board Mandate is set out below and is also available on our website at cenovus.com.

BOARD OF DIRECTORS’ MANDATE

The fundamental responsibility of the Board of Directors (the “Board”) of Cenovus Energy Inc. (“Cenovus” or the “Corporation”) is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control.

Executive Team Responsibility

•

Appoint the Chief Executive Officer (“CEO”) and senior officers, approve their compensation, and monitor the CEO’s performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.

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•	In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management’s responsibilities.

•	Ensure that a process is established that adequately provides for succession planning, including the appointing, training and monitoring of senior management.

•	Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

•	Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.

•	Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.

•	Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.

•

Ensure that processes are in place for the Corporation to mitigate environmental impacts, address health and safety matters that may arise with our activities and operate in a manner consistent with recognized standards.

•	Ensure that an adequate system of internal control exists.

•	Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation’s financial and other disclosure.

•	Review and approve the Corporation’s financial statements and oversee the Corporation’s compliance with applicable audit, accounting and reporting requirements.

•	Approve annual operating and capital budgets.

•

Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

•	Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

•

Approve a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

•

Approve a code of business conduct and ethics for directors, officers, employees, contractors and consultants and monitor compliance with the code and approve any waivers of the code for officers and directors.

Board Process/Effectiveness

•

Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

•

Engage in the process of determining Board member qualifications with the Nominating and Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time).

•	Approve the nomination of directors.

•	Provide a comprehensive orientation to each new director.

•	Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

•	Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

•	Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

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•	Review and re-assess the adequacy of the Audit Committee Mandate on a regular basis, but not less frequently than on an annual basis.

•	Review the adequacy and form of the directors’ compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

•

Each member of the Board is expected to understand the nature and operations of the Corporation’s business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

•	Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

•

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation’s By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as approval of dividends, issuance of securities, etc., is expected.

POSITION GUIDELINES

The Board has approved general guidelines for the President & Chief Executive Officer, the Board Chair and the Chairs of each Board committee, which are each available on our website at cenovus.com.

President & Chief Executive Officer The President & Chief Executive Officer’s fundamental responsibility is the general direction and management of the business and affairs of Cenovus, in accordance with the corporate strategy and objectives approved by the Board and within the authority limitation delegated by the Board. Our Board is responsible for monitoring the President & Chief Executive Officer’s performance against mutually agreed upon corporate objectives directed at maximizing shareholder value. For additional information, see the Compensation Discussion and Analysis section of this Circular.

Board Chair The fundamental responsibility of the Board Chair is to effectively manage the affairs of the Board, ensuring it is properly organized, functions effectively and meets its obligations and responsibilities, including those relating to corporate governance matters.

Committee Chairs The fundamental responsibility of the Chair of any Board committee is to effectively manage the duties of the committee, ensuring that it is properly organized, functions effectively and meets its obligations and responsibilities.

BOARD ASSESSMENT AND RENEWAL

We have processes in place for assessing and renewing our Board. Board assessment involves established practices for the regular evaluation of the effectiveness of the Board, Board committees and each director. Board renewal entails procedures for identifying skills, expertise and experience that are required to effectively manage Cenovus’s business activities and processes to identify, evaluate and recommend qualified candidates to the Board.

The NCG Committee is responsible for assessing the effectiveness and contribution of our Board, Board committees and individual directors. As part of its process, the Board Chair meets periodically with each director to discuss the effectiveness of our Board, Board committees and each director. To assist the Chair in the review, each director is required to complete an anonymous effectiveness questionnaire annually as well as periodic self and peer evaluation forms. The assessments include a review of an individual director’s knowledge, skills, experience and meaningful contributions, as well as considering the strengths that each director’s age, gender, Aboriginal identity, disability, ethnicity and other distinctions, bring to the Board. The Board has a policy of retaining an external third party to administer the Board effectiveness evaluation at least every three years. The first externally administrated assessment was conducted by Deloitte LLP in 2017. Governance Studio administered the 2020 Board effectiveness evaluation, which included a confidential effectiveness questionnaire, individual interviews and self and peer evaluations. A final report was presented to the Board at its February 2021 meeting, and each individual director was also provided a confidential performance evaluation.

The Chair of the NCG Committee also meets periodically with the Board Chair to discuss his effectiveness as Chair and as a member of our Board. The NCG Committee assesses the adequacy of information given to directors, communication between our Board and Management and the processes of our Board and Board committees.

The NCG Committee recommends to our Board any changes that would enhance the performance of our Board based on all of the NCG Committee’s assessments.

The ongoing process of Board composition review and renewal involves the use of a skills matrix, which helps the NCG Committee and the Board identify any gaps in the skills, expertise and industry experience identified as being most important to Cenovus following a review of recommended best practices, the Board Mandate, the Board Diversity Policy, Cenovus’s long-term plan and peer group disclosure.

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Key Skills and Experience

The following table summarizes the key skills and experience of each director.

Skills & Experience	Keith M. Casey	Canning K.N. Fok	Jane E. Kinney	Harold N. Kvisle	Eva L. Kwok	Keith A. MacPhail[(1)]	Richard J. Marcogliese	Claude Mongeau	Alexander J. Pourbaix[(2)]	Wayne E. Shaw	Frank J. Sixt	Rhonda I. Zygocki	Total Directors (#)
Senior Level Oil & Gas Industry Experience	✓	✓		✓	✓	✓	✓		✓		✓	✓	9
Executive Officer Experience	✓	✓		✓	✓	✓	✓	✓	✓		✓	✓	10
Strategic Planning & Execution	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Operations & Resource Development		✓		✓		✓	✓				✓	✓	6
Refining	✓			✓			✓						3
Marketing & Transportation	✓			✓		✓		✓	✓				5
Financial, Accounting & Capital Markets	✓	✓	✓	✓			✓	✓	✓		✓	✓	9
Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Human Resources, Compensation & Organizational Management	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	11
Government & Stakeholder Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	All
Governance	✓	✓	✓	✓	✓	✓	✓	✓			✓	✓	10
Safety, Environment & Health	✓	✓		✓		✓	✓	✓	✓	✓	✓	✓	10
Committee Membership													
Audit			●				●	Chair		●			4
Human Resources and Compensation	●			●	●							Chair	4
Nominating and Corporate Governance				Chair	●	●					●	●	5
Safety, Environment, Responsibility and Reserves	●		●				Chair	●		●			5

Notes:

(1)

As Board Chair, Mr. MacPhail serves as an ex officio non-voting member of the Audit Committee, the HRC Committee and the SERR Committee, by standing invitation, and may vote when necessary to achieve quorum. Mr. MacPhail is a voting member of the NCG Committee.

(2)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.

The NCG Committee maintains an active program to consider potential director candidates to further progress Board renewal at Cenovus. The NCG Committee and the Board recognize the benefit that new perspectives, ideas and business strategies can offer and support periodic Board renewal. The NCG Committee and the Board also recognize that a director’s experience and knowledge of Cenovus’s business is a valuable resource. Accordingly, to balance the benefit of experience and the need for renewal and new perspectives, the Board has established a 12-year term limit for non-executive directors under its Board Term Limit Policy. The Board Term Limit Policy gives the Board the discretion to recommend that a non-executive director’s term be extended, or to request the resignation of a non-executive director before the expiration of the 12-year limit.

Director Nominee Identification Process

The NCG Committee is comprised exclusively of non-management directors and assists the Board in carrying out its responsibilities with respect to corporate governance and nomination issues by reviewing such issues and making recommendations to the Board as appropriate.

One of the NCG Committee’s most important responsibilities is to identify, evaluate and recommend candidates for the Board. The NCG Committee receives and evaluates suggestions for candidates from individual directors and the President & Chief Executive Officer. The NCG Committee also has the authority to retain search firms for the purpose of identifying appropriate director candidates for consideration and may, upon approval by a majority of its members, engage any outside resources deemed advisable. To ensure an objective nomination process, the NCG Committee maintains a majority of independent directors.

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The Board believes that its membership should be composed of highly qualified directors who demonstrate integrity and suitability for overseeing Management. Accordingly, all Board appointments are made on merit, in the context of the skills, expertise, experience and independence which the Board as a whole requires to be effective. Cenovus recognizes and embraces the benefits of having a diverse Board which includes and makes good use of differences in skills, expertise and industry experience, and whose membership is inclusive of varying genders, visible minorities, Aboriginal peoples, persons with disabilities, varying ages and other distinctions between directors. Accordingly, consistent with the Board Diversity Policy, the NCG Committee considers these differences in determining the optimum composition of the Board and aims to balance them appropriately.

The NCG Committee reviews the skills matrix which illustrates the skills, expertise and industry experience identified as being most important to Cenovus that are possessed by directors currently standing for election, as well as diversity criteria and other distinctions between such directors, as part of the annual performance evaluation of the effectiveness of the Board, Board committees and individual directors and when identifying suitable candidates for appointment to the Board.

DIVERSITY

Cenovus recognizes and embraces the benefits of having a diverse Board. A truly diverse Board will include and make good use of different skills, expertise, industry experience, and is one whose membership is inclusive of varying genders, visible minorities, Aboriginal peoples, persons with disabilities, varying ages and other distinctions between directors. The below graphs provide a snapshot of the diversity of our Board (including Mr. Pourbaix) as of March 15, 2021:

In February 2020, the Board revised the Board Diversity Policy (available on our website at cenovus.com) to reflect the Corporation’s commitment to these diversity principles. The Board Diversity Policy recognizes the contribution that diversity makes to prudent decision-making and strategic thinking and includes a commitment to identify and nominate candidates for director who are highly qualified based on their skills, expertise and experience and to consider diversity criteria, including gender, Aboriginal identity, disability, ethnicity, age and other distinctions between directors, when determining the optimum composition and evaluating the effectiveness of the Board. The Board Diversity Policy includes an aspirational target to have at least 40 percent of independent directors be represented by women, Aboriginal peoples, persons with disabilities and members of visible minorities (together, “Designated Groups”), with at least three independent members of the Board being women, by 2025 (the “2025 Aspirational Target”). The Board Diversity Policy also commits the Board to periodically, but at least once every five years, review the policy and the effectiveness of its implementation, consider the need for a renewal program intended to achieve what the Board believes to be a then-desirable distribution of skills, expertise, industry experience, independence, age, gender, Aboriginal identity, disability, ethnicity and other distinctions and, if deemed necessary, embark upon a program to effect concomitant changes in Board composition. Based upon its experience in candidate searches, the NCG Committee believes that such changes can be made over reasonable and appropriate periods of time.

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The NCG Committee recognizes that achieving the 2025 Aspirational Target is reliant on external factors such as availability of interested and qualified candidates, the number of directorships to fill, and potential macro-events that may determine the skills, expertise and experience the Board requires. While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires. Additionally, the Board recognizes the importance of having the flexibility to appoint qualified candidates when they are available and as a result cannot commit to selecting a candidate where diversity is a decisive factor above all other considerations.

As part of the business combination with Husky, the Board underwent a renewal process. The Board welcomed four new directors from the Husky board of directors: Canning K.N. Fok, Eva L. Kwok, Wayne E. Shaw and Frank J. Sixt. The Board also saw three directors, Susan F. Dabarno, M. George Lewis and Steven F. Leer, resign from the Board.

The Board continues to engage in an active Board renewal process, led by the NCG Committee, and has historically engaged the services of an external search firm for identification of potential candidates. There has been a specific focus in the search process on identifying well qualified female candidates and acquiring the skills, expertise and experience the Corporation requires as its business and business environment evolves. New focus will be on identifying well qualified candidates who self-identify as Aboriginal peoples, persons with disabilities and members of visible minorities, with the skills, expertise and experience that are key for the Board to perform its duties. The NCG Committee and the Board are satisfied that all of the new director candidates selected as part of this Board renewal process are the right candidates for the Board based on the skills, expertise and experience the Corporation requires.

Consideration Given to the Representation of Designated Groups in Executive Officer Appointments One of the fundamental responsibilities of our Board is to appoint a competent executive team and to oversee the management of the business. The Board recognizes the importance of diversity, including gender, Aboriginal identity, disability and ethnicity, and is committed to identifying and appointing executive officers who are highly qualified based on their skills, expertise and industry experience and considering diversity criteria, including gender, Aboriginal identity, disability, ethnicity, age and other distinctions, when appointing executive officers. All of such factors are considered with the intention of ensuring that our executive team has the varying skills, expertise and industry experience necessary in order to be effective.

Targets Regarding the Representation of Designated Groups on the Board and in Executive Officer Positions Cenovus is committed to diversity on its Board and in executive officer positions, and its obligations under its Board Diversity Policy. In 2020, the Board adopted the 2025 Aspirational Target. As at March 15, 2021, we have attained our 2025 Aspirational Target: four of nine (44 percent) of our independent directors self-identify as a member of a Designated Group and three independent members of the Board are women.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the Board and to executive officer positions, all appointments are made on merit in the context of the skills, expertise and experience the Corporation requires.

Additionally, the importance of having the flexibility to appoint qualified candidates when they are available means that Cenovus cannot commit to selecting a candidate whose gender, Aboriginal identity, disability or ethnicity is a decisive factor above all other considerations. As a result, Cenovus has not adopted any formal targets to be achieved by a specified date for representation of women, Aboriginal peoples, persons with disabilities or members of visible minorities for the composition of the executive suite, on an individual or cumulative basis.

Gender Diversity on the Board and in Executive Officer Positions As at March 15, 2021, three of twelve (25 percent) of the Board members and two of eleven (18 percent) of the executive officers of the Corporation are women. Since 2015, when Cenovus first adopted its Board Diversity Policy, the number of female Board members has increased from one (11 percent of the Board as of December 31, 2014) to three (as of March 15, 2021). One additional woman was appointed to the Board in 2021, and one woman resigned from the Board in 2021; meaning that Cenovus continues to meet the female Board representation element of the 2025 Aspirational Target. One additional woman was appointed as an executive officer in 2021.

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Aboriginal Diversity on the Board and in Executive Officer Positions As at March 15, 2021, zero of twelve (zero percent) of the Board members and zero of eleven (zero percent) of the executive officers of the Corporation self-identify as Aboriginal peoples. Since the adoption of the 2025 Aspirational Target, no independent Board members were elected or appointed who self-identify as Aboriginal peoples. No executive officers were appointed in 2020 who self-identify as Aboriginal peoples.

Ethnic Diversity on the Board and in Executive Officer Positions As at March 15, 2021, one of twelve (eight percent) of the Board members and one of eleven (nine percent) of the executive officers of the Corporation self-identify as members of visible minorities. Since the adoption of the 2025 Aspirational Target, one additional independent Board member was appointed in 2021 who self-identifies as a member of a visible minority. No additional executive officers were appointed in 2020 who self-identify as members of visible minorities.

Disability Diversity on the Board and in Executive Officer Positions As at March 15, 2021, one of twelve (eight percent) of the Board members and zero of eleven (zero percent) of the executive officers of the Corporation self-identify as persons with disabilities. Since the adoption of the 2025 Aspirational Target, no additional independent Board members were elected or appointed who self-identify as a person with disabilities. No executive officers were appointed in 2020 who self-identify as persons with disabilities.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

The NCG Committee is responsible for implementing procedures for the orientation and education of new Board members concerning their role and responsibilities and for the continued development of existing members of our Board.

Orientation We have a formal program for new directors regarding, among other things, the role of the Board, its committees and directors and the nature and operation of our business. It includes a series of interviews and orientation sessions with senior management, including overviews of major producing properties and areas of operations. As part of the formal orientation, new directors meet with each Cenovus Leadership Team member to overview the Corporation’s business. In addition to the formal program, new members to our Board are encouraged to conduct their own due diligence through independent meetings with our Board Chair, our President & Chief Executive Officer or any other director they may choose. Directors are also provided with opportunities throughout the year to meet with Management for informal question and answer discussions.

Continuing Education We provide continuing education opportunities for all directors so that individual directors can enhance their skills as directors and strengthen their understanding of our business environment. Due to the COVID-19 pandemic and the focus on completing the Husky transaction, the majority of the Board’s education sessions were deferred in 2020. Opportunities during 2020 included the following:

•

In July, directors attended a Reserves Workshop presented by Cenovus staff and McDaniel and Associates Consultants Ltd. All Board members were in attendance with the exception of Messrs. Leer and Pourbaix and Ms. Zygocki who were unable to attend.

•	In July, all Board members attended an ESG Education Session presented by an external consultant.

In addition to ongoing internal continuing education programs, directors have the opportunity to attend external educational programs to assist in their development as a director. All such external programs are approved by the Board Chair.

ETHICAL BUSINESS CONDUCT

We have a set of guiding principles and values outlining the basis on which we operate as a high performance, principled corporation. These principles and values, in conjunction with our Corporate Responsibility Policy, establish our commitment to conducting business ethically and legally. The President & Chief Executive Officer, in accordance with his position guidelines, fosters a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.

Code of Business Conduct & Ethics The Code of Business Conduct & Ethics applies to all directors, officers, employees, contractors and service providers. The Code of Business Conduct & Ethics was significantly updated in 2019 to include a message from the President & Chief Executive Officer and content about our values and reputation, responsible information use, acting with integrity, compliance, non-retaliation and resources available for reporting concerns or suspected violations. All of our directors, officers and employees are asked to review the Code of Business Conduct & Ethics and confirm on an annual basis that they understand their individual responsibilities and agree to its requirements. Contractors and service providers are also required to familiarize themselves annually with Cenovus’s business conduct policies. Any waiver of the Code of Business Conduct & Ethics for officers or directors may only be made by our Board and will be promptly disclosed to shareholders as required by law. The Code of Business Conduct & Ethics is available on our website at cenovus.com and also on our SEDAR profile at sedar.com.

Cenovus Energy Inc.	B-8	2021 Management Information Circular

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Investigations Practice We have an Investigations Practice to provide an effective, consistent and appropriate procedure by which all incidents that potentially violate our policies or practices, or are potential violations under statutes, regulations, rules and policies applicable to us, are properly received, reviewed, investigated, documented and brought to appropriate resolution. For this purpose, the Investigations Committee conducts, reviews and oversees investigations. The Investigations Committee also refers violations related to any accounting, internal accounting controls or auditing matters to the Audit Committee. The applicable Board committees, including specifically the Audit Committee, receive quarterly summaries on the nature and status of ongoing investigations and the resolutions of any investigations since the previous report. These Board committees will report any significant or material investigations to our Board.

Integrity Helpline We have an Integrity Helpline which provides an additional avenue for stakeholders to communicate concerns about how we conduct our business. Concerns can be reported to the Integrity Helpline orally or in writing and may be made confidentially or anonymously. Concerns reported through the Integrity Helpline relating to violations of policies or practices are handled in accordance with the Investigations Practice. A report of investigations and Integrity Helpline complaints, which preserves confidentiality and anonymity, is prepared on a quarterly basis and provided to the applicable Board committees at regularly scheduled Board committee meetings.

Conflicts of Interest In addition to the statutory obligations of directors to address conflict of interest matters, we have established a protocol to assist our executive team in managing in advance any potential conflicts of interest that may impact individual directors. The protocol requires an executive team member to confirm an individual director’s potential conflict with the President & Chief Executive Officer, provide advice to the Board Chair for advance notice to the affected director, ensure the portion of written reference material which gives rise to a conflict is excluded from the pre-meeting distribution to the affected director and, with respect to the particular item in question, recommend directly to the affected director that he or she abstain from participating in the meeting or excuse himself or herself from the meeting.

Policy on Disclosure & Employee Trading We have a policy on disclosure and employee trading that governs the conduct of all staff, contractors, consultants and directors and restricted trading and insider guidelines for directors and senior officers.

Cenovus Energy Inc.	B-9	2021 Management Information Circular

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OTHER PUBLIC COMPANY BOARD MEMBERSHIPS

Our Board has not adopted a formal policy limiting the number of outside directorships of our directors. However, our Audit Committee Mandate specifies that directors may not simultaneously serve on the audit committees of more than two other public companies unless the Board first determines such service will not impair the ability of the director to effectively serve on our Audit Committee.

The table below sets out the other reporting issuers for which Cenovus directors and director nominees serve as directors as at March 15, 2021, and the stock exchange on which such issuers are listed.

Director / Nominee	Reporting Issuer	Stock Exchange(s)
Keith M. Casey	None	–
Canning K.N. Fok	CK Hutchison Holdings Limited	SEHK
	CK Infrastructure Holdings Limited	SEHK
	HK Electric Investments Limited	SEHK
	Hutchison Port Holdings Management Pte. Limited as trustee manager of Hutchison Port Holdings Trust	SGX
	Hutchison Telecommunications (Australia) Limited	ASX
	Hutchison Telecommunications Hong Kong Holdings Limited	SEHK
	Power Assets Holdings Limited	SEHK
	TPG Telecom Limited	ASX
Jane E. Kinney	Intact Financial Corporation	TSX
Harold N. Kvisle	ARC Resources Ltd.	TSX
	Finning International Inc.	TSX
Eva L. Kwok	CK Infrastructure Holdings Limited	SEHK
	CK Life Sciences Int’l (Holdings) Limited	SEHK
Keith A. MacPhail	NuVista Energy Ltd.	TSX
Richard J. Marcogliese	Delek US Holdings, Inc.	NYSE
Claude Mongeau	Norfolk Southern Corporation	NYSE
	The Toronto-Dominion Bank	TSX, NYSE
Alexander J. Pourbaix	Canadian Utilities Limited	TSX
Wayne E. Shaw	None	–
Frank J. Sixt	CK Hutchison Holdings Limited	SEHK
	CK Infrastructure Holdings Limited	SEHK
	HK Electric Investments Limited	SEHK
	Hutchison Telecommunications (Australia) Limited	ASX
	TOM Group Limited	SEHK
	TPG Telecom Limited	ASX
Rhonda I. Zygocki	None	–

Interlocking Board Memberships

The Board considers it to be a good governance practice to avoid interlocking relationships, if possible. The Board examines each situation on its own merits with a view to examine material relationships which may affect independence. The following table shows the only interlocking board membership between our directors.

Company	Interlocking Directorship	Interlocking Committee Membership
CK Hutchison Holdings Limited	Canning K.N. Fok	None
Frank J. Sixt
CK Infrastructure Holdings Limited	Canning K.N. Fok	None
Eva L. Kwok
Frank J. Sixt
HK Electric Investments Limited	Canning K.N. Fok	None
Frank J. Sixt
Hutchison Telecommunications (Australia) Limited	Canning K.N. Fok	None
Frank J. Sixt
TPG Telecom Limited	Canning K.N. Fok	None
Frank J. Sixt

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As at March 15, 2021, Mr. Fok and Mr. Sixt are both members of the board of directors of CK Hutchison Holdings Limited, HK Electric Investments Limited, Hutchison Telecommunications (Australia) Limited and TPG Telecom. Mr. Fok, Mrs. Kwok and Mr. Sixt are all members of the board of directors of CK Infrastructure Holdings Limited. The Board has determined that these interlocking memberships do not impair the ability of either of Mr. Fok, Mrs. Kwok or Mr. Sixt to exercise independent judgement as members of the Board.

DIRECTOR MEETING ATTENDANCE

The attendance record of each individual who served as a member of the Board in 2020 for all Board meetings and meetings of standing committees of the Board held in 2020 is set out below.

Director	Board	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Safety, Environment, Responsibility and Reserves Committee	Total
Keith A. Casey(1)	9/9	–	5/5	–	3/3	17/17 100%
Susan F. Dabarno	13/13	5/5	–	5/5	–	23/23 100%
Patrick D. Daniel(2)	4/4	2/2	2/2	2/2	2/2	12/12 100%
Jane E. Kinney	13/13	5/5	–	–	5/5	23/23 100%
Harold N. Kvisle	13/13	5/5	–	5/5	–	23/23 100%
Steven F. Leer	13/13	–	7/7	5/5	–	25/25 100%
M. George Lewis	13/13	–	7/7	5/5	–	25/25 100%
Keith A. MacPhail(3)	12/13	–	2/2	–	2/2	16/17 94%
Richard J. Marcogliese(4)	13/13	–	7/7	–	5/5	25/25 100%
Claude Mongeau(5)	13/13	5/5	–	–	4/5	22/23 96%
Alexander J. Pourbaix(6)	13/13	–	–	–	–	13/13 100%
Wayne G. Thomson(7)	4/4	2/2	–	–	2/2	8/8 100%
Rhonda I. Zygocki	13/13	–	7/7	5/5	–	25/25 100%
Total Meeting Attendance (%)	99%	100%	100%	100%	96%
Board and Committee Overall Meeting Attendance:						257/259 99%

Notes:

(1)

Mr. Casey was first elected as a director on April 29, 2020 and was appointed a member of the Human Resources and Compensation (“HRC”) Committee and the Safety, Environment, Responsibility and Reserves (“SERR”) Committee as of the same date.

(2)

Mr. Daniel retired from the Board of Directors and as Board Chair on April 29, 2020. Prior to his retirement, Mr. Daniel was an ex officio non-voting member of the Audit Committee, the HRC Committee, the Nominating and Corporate Governance (“NCG”) Committee and the SERR Committee, by standing invitation, and was permitted to vote when necessary to achieve quorum.

(3)

Mr. MacPhail was a member of the HRC Committee and the SERR Committee until April 29, 2020, and was appointed Board Chair as of such date. As Board Chair, Mr. MacPhail is an ex officio non-voting member of the Audit Committee, the HRC Committee and the SERR Committee, by standing invitation, and may vote when necessary to achieve quorum. From April 29, 2020 to December 31, 2020, Mr. MacPhail was an ex officio member of the NCG Committee. Mr. MacPhail’s committee attendance reflects when he was a voting member of the HRC Committee and SERR Committee. Mr. MacPhail was unable to attend one Board meeting due to a scheduling conflict.

(4)	Mr. Marcogliese was appointed Chair of the SERR Committee on April 29, 2020 following Mr. Thomson’s retirement from the Board.
(5)	Mr. Mongeau was unable to attend one SERR Committee meeting due to a scheduling conflict.
(6)	As a member of Management, Mr. Pourbaix does not serve on any standing committee of the Board.
(7)	Mr. Thomson retired from the Board on April 29, 2020.

Cenovus Energy Inc.	B-11	2021 Management Information Circular

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BOARD COMMITTEES

The standing committees assist the Board with fulfilling its fundamental responsibilities including oversight of management of the business with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. With the exception of the NCG Committee that has one non-independent non-management director, each of the standing committees are comprised exclusively of independent directors. A brief summary of the committees’ duties that support the Board in accomplishing its responsibilities follows.

Committee Memberships

The following table identifies the standing committees of the Board and the members of each committee as at March 15, 2021:

Standing Committees
Director	Audit Committee	Human Resources and Compensation Committee	Nominating and Corporate Governance Committee	Safety, Environment, Responsibility and Reserves Committee
Keith M. Casey		✓		✓
Canning K.N. Fok
Jane E. Kinney	✓			✓
Harold N. Kvisle(1)		✓	Chair
Eva L. Kwok		✓	✓
Keith A. MacPhail(2)	Ex officio	Ex officio	✓	Ex officio
Richard J. Marcogliese	✓			Chair
Claude Mongeau	Chair			✓
Alexander J. Pourbaix(3)
Wayne E. Shaw	✓			✓
Frank J. Sixt			✓
Rhonda I. Zygocki		Chair	✓
Number of Members:	4	4	5	5

Notes:

(1)	Mr. Kvisle was appointed Chair of the NCG Committee on January 1, 2021, following Mr. Leer’s retirement from the Board.
(2)

As Board Chair, Mr. MacPhail is an ex officio non-voting member of the Audit Committee, the HRC Committee and the SERR Committee, by standing invitation, and may vote when necessary to achieve quorum. He is a voting member of the NCG Committee.

(3)	As a member of Management, Mr. Pourbaix is not a member of any standing committee of the Board.

Description of Committees and Mandates

Audit Committee

The Audit Committee is responsible for overseeing and reviewing Cenovus’s risk management framework and Management’s identification of significant financial risks or exposures.

Members Claude Mongeau (Chair), Jane E. Kinney, Richard J. Marcogliese and Wayne E. Shaw. Keith A. MacPhail is an ex officio non-voting member of the Audit Committee. The Audit Committee is comprised exclusively of independent directors and assists the Board in carrying out its responsibilities with respect to financial oversight.

The Audit Committee reviews our risk management framework and Management’s identification of significant financial risks or exposures and meets regularly to review reports and discuss significant risk areas with internal and external auditors.

The Audit Committee’s primary duties and responsibilities are to oversee and monitor the effectiveness and integrity of our accounting and financial reporting processes, financial statements and system of internal controls regarding accounting and financial reporting compliance, oversee audits of our financial statements, review and evaluate our risk management framework and related processes, including the supporting guidelines and practice documents, review and approve Management’s identification of principal financial risks and monitor the process to manage such risks, oversee and monitor our compliance with legal and regulatory requirements, oversee and monitor the qualifications, independence and performance of our external auditor and internal auditing group, provide an avenue of communication among the external auditor, Management, the internal auditing group and the Board, and report to the Board regularly.

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The Audit Committee Mandate requires all members to be financially literate, as defined in National Instrument 52-110 Audit Committees. In particular and in accordance with SEC requirements, at least one member (“audit committee financial expert”) shall have demonstrated through relevant experience:

•	an understanding of accounting principles and financial statements;

•	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves;

•

understanding and knowledge regarding preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, or experience actively supervising one or more persons engaged in such activities;

•	an understanding of internal controls and procedures for financial reporting; and

•	an understanding of Audit Committee functions.

Claude Mongeau and Jane E. Kinney have been determined by the Board to be audit committee financial experts.

Audit Committee members are not permitted to simultaneously serve on the audit committee of more than two other public companies, unless the Board first determines that such simultaneous service will not impair the ability of the relevant members to effectively serve on our Audit Committee, and required public disclosure is made.

Audit Quality The Audit Committee oversees and monitors the qualifications, independence and performance of our external auditor. In 2019, the Audit Committee conducted a comprehensive review of Cenovus’s external auditor, PricewaterhouseCoopers LLP, to ensure audit quality as required by the Audit Committee’s Mandate. The comprehensive review was prepared in accordance with guidance published by Chartered Professional Accountants Canada, the Institute of Corporate Directors and the Canadian Public Accountability Board. The review covered the period from January 1, 2015 to December 31, 2019 and focused on the following key factors affecting audit quality:

•	independence, objectivity and professional skepticism of the external auditor;

•	quality of the external auditor’s engagement team; and

•	quality of the communications and interactions between the Audit Committee and the external auditor.

The comprehensive review was completed and reported on in early 2020 and the Audit Committee determined it was satisfied with the audit quality provided by PricewaterhouseCoopers LLP.

In 2019, the Audit Committee oversaw the external audit partner rotation process. Effective upon the release of the consolidated financial statements of Cenovus for the year ended December 31, 2019 and the auditor’s report thereon, the audit partner responsible for Cenovus’s audit retired and the new designated audit partner with significant industry experience, was designated. In accordance with applicable requirements, the audit partner is rotated at least every five years.

In late 2020, in preparation for the completion of the Husky transaction, the Audit Committee oversaw a request for proposal process to determine our external auditor on a go-forward basis, and conducted a detailed assessment of each of Cenovus’s and Husky’s external auditor. Based on the results of this process, following the completion of the 2020 audit, the Audit Committee and the Board recommended that PricewaterhouseCoopers LLP continue as the Corporation’s independent auditors.

For further information about our Audit Committee and our Audit Committee Mandate, please see the Audit Committee section of our Annual Information Form for the year ended December 31, 2020, filed on SEDAR at sedar.com and available on our website at cenovus.com.

The Audit Committee Mandate is available on our website at cenovus.com.

Human Resources and Compensation Committee

The HRC Committee assists the Board in carrying out its responsibilities in respect of senior management succession planning, senior management development and Management’s performance. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of saving and investment plans.

Members Rhonda I. Zygocki (Chair), Keith M. Casey, Harold N. Kvisle and Eva L. Kwok. Keith A. MacPhail is an ex officio non-voting member of the HRC Committee. The HRC Committee is comprised exclusively of independent directors.

Cenovus Energy Inc.	B-13	2021 Management Information Circular

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The HRC Committee provides recommendations to our Board on senior management succession planning, on senior management development and on the performance of Management. Annually, the HRC Committee measures Management’s performance and total compensation against the combined set of objectives comprised in our annual budget and our strategic plan. Our Board supports Management’s commitment to training and developing all employees.

The HRC Committee’s primary duties and responsibilities are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources matters, including but not limited to responsibilities specifically related to Cenovus’s people strategy, culture, engagement and diversity and inclusion, in support of the achievement of our business strategy and making recommendations to the Board, as appropriate. In particular, the HRC Committee is responsible for reviewing and approving corporate goals and objectives relevant to President & Chief Executive Officer compensation, evaluating the President & Chief Executive Officer’s performance against those goals and objectives and making recommendations to the Board with respect to the President & Chief Executive Officer’s compensation. The HRC Committee also assists the Board in carrying out its fiduciary responsibilities in reviewing pension matters and overseeing the investment management of our savings and investment plans.

Succession Planning The HRC Committee oversees succession planning for senior management at Cenovus. No less than annually, the HRC Committee, the President & Chief Executive Officer and the Executive Vice-President, Corporate Services, devote significant time to reviewing the performance of the senior leadership team and talent management activities, particularly succession plans and the internal talent pool, as well as planning for retirements and illness, disability and other unscheduled absences. This includes long-term planning for executive development and succession to ensure leadership sustainability and continuity.

The HRC Committee Mandate is available on our website at cenovus.com.

Nominating and Corporate Governance Committee

The NCG Committee assists the Board in carrying out its responsibilities with respect to corporate governance, including issues or principles related to risk governance, Board composition and nomination issues, director compensation and minimum shareholding guidelines for directors, by reviewing such issues and making recommendations to the Board as appropriate.

Members Harold N. Kvisle (Chair), Eva L. Kwok, Keith A. MacPhail, Frank J. Sixt and Rhonda I. Zygocki. The NCG Committee is comprised exclusively of independent directors, with the exception of Frank J. Sixt who is a non-independent director.

Director Nomination The NCG Committee’s primary duties and responsibilities are to identify individuals qualified to become Board members, recommend to the Board proposed nominees for election to the Board at the next annual meeting of shareholders and develop and recommend to the Board corporate governance principles applicable to Cenovus. Although the NCG Committee is not entirely comprised of independent directors, all members are non-management directors. To ensure an objective nomination process, the NCG Committee maintains a majority of independent directors. For more information on nomination of directors, see the Corporate Governance – Board Assessment and Renewal section of this Circular.

Board Assessments The NCG Committee oversees the evaluation and assessment of the effectiveness and contribution of our Board as a whole, the Board committees and individual directors, including the Board Chair. For more information on our Board assessments and related processes, see the Corporate Governance – Board Assessment and Renewal section of this Circular.

Director Compensation The NCG Committee’s mandate includes the responsibility to assist the Board in reviewing and maintaining the directors’ compensation program, together with directors’ share ownership guidelines and any related disclosure. For more information on directors’ compensation, see the Director Compensation section of this Circular.

Review of Governance Practices The NCG Committee also considers, develops and recommends corporate governance issues or principles for review, discussion or action by the Board or a Board committee, as appropriate. The NCG Committee reviews the mandates of Board committees on a periodic basis and makes recommendations, as appropriate, to the Board. The NCG Committee also monitors best practices among major Canadian and U.S. companies to help ensure we adhere to high standards of corporate governance.

The NCG Committee Mandate is available on our website at cenovus.com.

Cenovus Energy Inc.	B-14	2021 Management Information Circular

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Safety, Environment, Responsibility and Reserves Committee

The SERR Committee assists the Board in carrying out its oversight of responsibilities in respect of overseeing and monitoring Cenovus’s commitment to sustainability, which take into account, among other things, safety, social, environmental, ethical and economic considerations, stewarding Cenovus’s ESG commitments, monitoring compliance with the Code of Business Conduct & Ethics, and overseeing the evaluation and disclosure of Cenovus’s oil and gas reserves and resources.

Members Richard J. Marcogliese (Chair), Keith M. Casey, Jane E. Kinney, Claude Mongeau and Wayne E. Shaw. Keith A. MacPhail is an ex officio non-voting member of the SERR Committee. The SERR Committee is comprised exclusively of independent directors.

In fulfilling its mandate, the SERR Committee’s primary duties and responsibilities are to oversee and monitor our commitment to integrating the Sustainability Policy, including safety, social, environmental, ethical and economic considerations, into our practices and behaviours; to steward our ESG commitments pursuant to the Sustainability Policy; to monitor compliance with the Code of Business Conduct & Ethics; to review our procedures relating to the disclosure of information with respect to oil and gas activities (as defined in National Instrument 51-101 Standards for Disclosure of Oil and Gas Activities); to annually review the selection of the independent qualified reserves evaluators appointed to report to the Board on our oil and gas activities; to annually review and approve the expected fees of the independent qualified reserves evaluators; and to review our annual reserves data prior to public disclosure.

The SERR Committee Mandate and our Sustainability Policy are available on our website at cenovus.com.

Cenovus Energy Inc.	B-15	2021 Management Information Circular

SCHEDULE C SUSTAINABILITY AND ENVIRONMENTAL, SOCIAL & GOVERNANCE HIGHLIGHTS

Sustainability is embedded in the way we do business. It means creating a safe and inclusive workplace, partnering with local and Indigenous communities and innovating to minimize our impact on the environment. We recognize that operating our business sustainably requires transparency with our stakeholders about our ESG performance, and we integrate sustainability considerations into our business decisions to further strengthen our long-term business resilience.

SUSTAINABILITY PORTFOLIO

We remain committed to top-tier safety performance and sustainability leadership. As part of that commitment, following our combination with Husky in January of this year, we created the position of Chief Sustainability Officer for the Corporation. On January 1, 2021, Rhona DelFrari was appointed as Chief Sustainability Officer and Senior Vice-President of Stakeholder Engagement. Under Ms. DelFrari’s leadership, we will be establishing ambitious new ESG targets for the Corporation, along with plans for achieving them and continuing our history of transparent reporting.

The Corporation will continue earning its position as a global energy supplier of choice by advancing clean technology and reducing emissions intensity, including maintaining the ambition of achieving net zero emissions by 2050.

ESG RISK OVERSIGHT

The Board has accountability for the Corporation’s risks and opportunities and has also delegated oversight for specific ESG risks, including climate change, to each of its four committees in relation to the committee mandates.

ESG risks are considered within our enterprise risk management program, which informs the identification, assessment and management of key risks to our business. These key ESG risks, along with other ESG-related topics, are presented to the Board through regular updates by Management.

Each committee of the Board considers the ESG risks within the scope of its mandate:

Audit Committee The Audit Committee has primary responsibility for reviewing and approving Management’s identification of principal financial risks and monitoring the process to manage such risks. Financial risks include access to capital, compliance costs, impact on commodity prices and access to insurance.

HRC Committee The HRC Committee has primary responsibility for reviewing and making recommendations to the Board on compensation and human capital matters, including the Corporation’s people strategy, culture, engagement and diversity and inclusion. Compensation and human capital risks include the recruitment and retention of talent.

NCG Committee The NCG Committee has primary responsibility for reviewing and making recommendations to the Board on corporate governance issues. Governance risks include the identification and allocation of new and emerging risks among the Board and committees.

SERR Committee The SERR Committee has primary responsibility for reviewing and making recommendations to the Board on the operational risks of the Corporation, which includes oversight of Cenovus’s commitment to integrating the Corporation’s Sustainability Policy into its practices and behaviours and for stewarding its ESG commitments. Operational risks include the ability to maintain, develop or expand our business, while maintaining the health and safety of our staff and the operational integrity of our assets.

Each committee reports to the Board on the ESG matters for which it has oversight.

Cenovus Energy Inc.	C-1	2021 Management Information Circular

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Board oversight of ESG performance

ESG TARGETS

We continue to incorporate sustainability into our business decisions and strategy actions taken to date include:

•

In 2019, we established a Sustainability Advisory Council of senior leaders from key areas of our business to advise on sustainability initiatives for the Corporation. We also conducted a formal materiality assessment to identify the ESG focus areas that were most impactful to our business: climate & GHG emissions, Indigenous engagement, land & wildlife and water stewardship.

•

In early 2020, we announced ambitious and impactful targets for the ESG focus areas and ensured alignment with the economic priorities in our five-year business plan at the time. Additionally, we integrated these same ESG focus areas into Cenovus’s capital allocation framework.

Following the Husky transaction, we remain committed to pursuing ESG targets and are undertaking a similarly thorough analysis of the most meaningful targets for the new portfolio. Once that work is complete and approved by the Board, the new targets and plans to achieve them will be disclosed. Leading safety practices and strong governance will remain central to our ESG commitments.

ESG REPORT

In our view, ESG reporting is an ongoing process of continuous improvement. We have been reporting on our sustainability performance since we launched as a company in 2009 and through predecessor companies since the early 2000s.

In an effort to provide consistent, relevant information that is useful to investors and other stakeholders, and in response to society’s request for greater transparency on ESG and climate-related risks, we aligned our 2019 ESG report with the recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”) and guidance from the Sustainability Accounting Standards Board (“SASB”). We also incorporated references to the United Nations Sustainable Development Goals (“SDGs”).

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In the report, we highlighted our performance in our ESG focus areas, and in the areas of people, health and safety. And we discussed why these topics are important for the long-term sustainability of our business knowing the path forward won’t always be smooth.

Our 2019 ESG Report is available on our website at cenovus.com.

Cenovus Energy Inc.	C-3	2021 Management Information Circular

SCHEDULE D SUMMARY OF THE 2021 CENOVUS SHAREHOLDER RIGHTS PLAN

The summary below is qualified in its entirety by reference to the text of the 2021 Cenovus Shareholder Rights Plan Agreement, which, if the 2021 Cenovus Shareholder Rights Plan Resolution is approved at the Meeting, will be set out in the Amended and Restated Shareholder Rights Plan Agreement dated as of May 12, 2021 between the Corporation and Computershare Investor Services Inc. as Rights Agent.

A shareholder or any other interested party may obtain a copy of the existing Amended and Restated Shareholder Rights Plan Agreement dated as of January 1, 2021 between the Corporation and Computershare Investor Services Inc. as Rights Agent, and the 2021 Cenovus Shareholder Rights Plan Agreement if the 2021 Cenovus Shareholder Rights Plan Resolution is approved at the Meeting, by accessing them on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on our website at cenovus.com, or by contacting Natasha Dhillon-Penner, Manager, Corporate Secretarial at Cenovus at 403-766-2000 or by fax at 403-766-7600.

The following is a summary of the principal terms of the 2021 Cenovus Shareholder Rights Plan. If the 2021 Cenovus Shareholder Rights Plan Resolution is not approved, the existing Cenovus Shareholder Rights Plan dated as of January 1, 2021 will terminate on May 12, 2021.

Term If the 2021 Cenovus Shareholder Rights Plan Resolution is approved at the Meeting, the 2021 Cenovus Shareholder Rights Plan must be reconfirmed by a majority vote of shareholders at every third Cenovus annual shareholder meeting thereafter. If such reconfirmation is not obtained, the 2021 Cenovus Shareholder Rights Plan will then cease to have effect and all outstanding rights (“Rights”) will then terminate and be void and of no further force and effect.

Issue of Rights Effective at the Record Time, one Right was issued and attached to each Common Share and will be issued and attached to each Common Share subsequently issued.

Rights Exercise Privilege The Rights will separate from the Common Shares and will be exercisable eight trading days (the “Separation Time”), unless delayed by the Board, after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the 2021 Cenovus Shareholder Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Eight trading days after the occurrence of a Flip-in Event, each Right (other than those held by an Acquiring Person), will permit the purchase by holders of Rights (other than an Acquiring Person) of Common Shares at a 50 percent discount to their market price.

The issue of the Rights is not, and was not, initially dilutive. Upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per share of Cenovus on a diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock Up Agreements A bidder may enter into lock up agreements with shareholders whereby such shareholders agree to tender their Common Shares to the take-over bid (the “Subject Bid”) without a Flip-in Event occurring. Any such agreement must be publicly disclosed and permit the shareholder to withdraw the Common Shares to tender to another take-over bid or to support another transaction that exceeds the value of the Subject Bid by as much as, or more than a specified amount, which may not be greater than seven percent. The definition of “Lock Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of 2.5 percent of the price or value of the consideration payable under the Subject Bid and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the shareholder if the shareholder fails to tender its Common Shares to the Subject Bid.

Certificates and Transferability Prior to the Separation Time, the Rights are evidenced by a legend imprinted on certificates for the Common Shares or by book entry form registration and are not transferable separately from the Common Shares. From and after the Separation Time, at the Corporation’s election the Rights will be evidenced by Rights certificates or by book entry form registration, which will be transferable and traded separately from the Common Shares.

Permitted Bid Requirements The requirements for a Permitted Bid include the following:

•	the take-over bid must be made by way of a take-over bid circular;

•	the take-over bid must be made to all holders of Common Shares;

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•

the take-over bid must be outstanding for a minimum period of 105 days, or such shorter minimum period as permitted under securities legislation, and Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 105 day period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders have been tendered to the takeover bid and not withdrawn; and

•

if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the 105 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for tenders of Common Shares for not less than 10 days from the date of such public announcement.

The 2021 Cenovus Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it is required to only be outstanding for the minimum initial deposit period pursuant to NI 62-104.

Waiver The Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the 2021 Cenovus Shareholder Rights Plan to a share acquisition (i) pursuant to a Flip-in Event where the take-over bid is made by a take-over bid circular to all holders of Common Shares, or (ii) that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered the Flip-in Event thereafter reduces its beneficial holdings below 20 percent of the outstanding Common Shares within 14 days or such other date as the Board of Directors may determine. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for Cenovus made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the 2021 Cenovus Shareholder Rights Plan has been waived.

Exempt Acquisition A person will not be considered to be an Acquiring Person for the purposes of the 2021 Cenovus Shareholder Rights Plan if it acquires beneficial ownership (within the meaning of the 2021 Cenovus Shareholder Rights Plan) of 20 percent or more of the outstanding Common Shares as a result of an “Exempt Acquisition”. An Exempt Acquisition includes a share acquisition pursuant to (i) an amalgamation, arrangement, merger or other similar transaction which has been approved and/or the issuance of securities of the Corporation pursuant to such amalgamation, merger, arrangement or other similar transaction has been approved by the Board of Directors and the holders of Common Shares, as required under applicable legislation, (ii) the Arrangement Warrants (including, for certainty, any acquisition of Arrangement Warrants or of Common Shares upon any exercise of Arrangement Warrants), (iii) an intermediate step in a series of related transactions in connection with the acquisition by the Corporation or any of its Subsidiaries of a person or assets, provided that the acquiror of such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within ten business days of the completion of such acquisition and, following such distribution, no person has become the beneficial owner of 20 percent or more of the Common Shares of the Corporation then outstanding, and (iv) pursuant to a distribution by the Corporation of Common Shares, or securities convertible into or exchangeable for Common Shares, by way of a private placement by the Corporation or a securities exchange take-over bid circular or upon the exercise by an individual employee of the right to purchase Common Shares pursuant to any dividend reinvestment plan or any employee benefit, stock option or similar plan, provided that all necessary stock exchange approvals are obtained in connection with such distribution and the person acquiring such securities does not become the beneficial owner of more than 25 percent of the Common Shares outstanding immediately prior to the distribution and (v) pursuant to any exercise of pre-emptive rights, including pursuant to any follow-on offering, in accordance with the terms and conditions of any pre-emptive rights agreement entered into by the Corporation in connection with the Arrangement.

Redemption The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Common Share. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendments The Board, with the approval of a majority of the votes cast by Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may amend the 2021 Cenovus Shareholder Rights Plan. The Board, without such approval, may correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or the holders of Rights, as the case may be), may make amendments to the 2021 Cenovus Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

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Duties of the Board The 2021 Cenovus Shareholder Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of Cenovus. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators) and statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

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ADVISORY

Forward-Looking Information

This Circular contains forward-looking statements and other information (collectively “forward-looking information”) about Cenovus’s current expectations, estimates and projections, made in light of the Corporation’s experience and perception of historical trends. This forward-looking information is identified by words such as “achieving”, “aim”, “align”, “ambition”, “attaining”, “believe”, “commitment”, “committed”, “continue”, “create”, “drive”, “ensure”, “expect”, “focus”, “future”, “goal”, “intended”, “may”, “objective”, “opportunity”, “philosophy”, “plan”, “position”, “potential”, “reduce”, “strategy”, “target”, “will” or similar expressions and includes suggestions of future outcomes. Readers are cautioned not to place undue reliance on forward-looking information as the Corporation’s actual results may differ materially from those expressed or implied.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward-looking information is based include assumptions disclosed in Cenovus’s current guidance, available at cenovus.com and other risks and uncertainties that could cause Cenovus’s actual results to differ materially, as identified in Cenovus’s Management’s Discussion and Analysis for the year ended December 31, 2020, and risk factors described in other documents Cenovus files from time to time with securities regulatory authorities, available on SEDAR at sedar.com, on EDGAR at sec.gov and on cenovus.com.

Information on or connected to the Corporation’s website cenovus.com does not form part of this Circular.

Non-GAAP Measures

This Circular contains references within the Corporate Scorecard to certain non-GAAP measures, including Free Funds Flow, Adjusted EBITDA, Net Debt and Non-rent G&A. These measures do not have a standardized meaning as prescribed by International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other issuers. These measures are used in our Corporate Scorecard in order to provide shareholders and potential investors, as well our Board and Management, with additional measures for analyzing our ability to generate funds to finance our operations and to provide information regarding our liquidity. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The definition and reconciliation, if applicable, of Adjusted EBITDA and Net Debt to Adjusted EBITDA is presented in Cenovus’s Management Discussion and Analysis for the year ended December 31, 2020. An additional reconciliation of Free Funds Flow is found in our Management’s Discussion and Analysis for the year ended December 31, 2020 on page 33 to 34 of our Annual Report, available on SEDAR at sedar.com, on EDGAR at sec.gov and on our website at cenovus.com.

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Cenovus.com 225 6 Ave SW, PO Box 766 Calgary, Alberta T2P 0M5, Canada Our Annual Report is available on our website at cenovus.com